
07075796

ANNUAL REPORT 2007

FOR YEAR ENDED APRIL 29, 2007


CATALYST


CATALYST
SEMICONDUCTOR, INC.
BEYOND MEMORY

Balancing System Performance and Board Costs


CATALYST
SEMICONDUCTOR, INC.
BEYOND MEMORY

FY 2007 HIGHLIGHTS AND PRODUCT AWARDS


FY 2007 Revenue
(Dollars Millions)
15.2
16.3
16.4
18.4
Q107
Q207
Q307
Q407
Analog Revenue
68% CAGR
(Dollars Thousands)
745
1311
2940
4604
5917
FY03
FY04
FY05
FY06
FY07
New Product Announcements
6
8
16
FY05
FY06
FY07


analog ZONE
Product of the Year

Catalyst's Quad-Mode™ CAT3636 LED driver earned a prestigious 2006 *"Product of the Year"* award from analogZONE in the *"Most Innovative LED Driver"* category.


EDN
innovation
HONORING EXCELLENCE IN ELECTRONICS
2006 FINALIST
Quad-Mode™ CAT3636

Catalyst's Quad-Mode™ CAT3636 LED driver was selected as one of four finalists from a field of hundreds in the 2006 *EDN Innovation Awards "Analog ICs"* category.




CATALYST
SEMICONDUCTOR, INC.
BEYOND MEMORY

To our Stockholders, Customers, Partners and Employees,

2007 was a pivotal year for us. We kicked off the year with a new corporate tagline – ***"Beyond Memory"*** – signifying our product portfolio expansion beyond memory products to include a broad line of analog and mixed-signal devices. The year closed with our analog and mixed-signal product lines growing 44% in Q4 over Q3, and in the process taking this line of the business to over 10% of total revenues. Along the way, we officially "arrived on the scene" in the analog world as we received two prestigious industry awards for our new line of Quad-Mode™ LED drivers.

During the year, we also converted the majority of our memory products to 0.35µm process technology. The 0.35µm process provides an improved cost structure and a capacity increase enabling us to ship a record 150 million units in Q4.

Several years ago, we implemented a two-phased plan for growing our analog and mixed-signal business. Phase 1 built on our 20-years-strong, non-volatile memory foundation and encompassed the rapid introduction of a broad range of industry-standard analog and mixed-signal products, including digital potentiometers, DC-DC converters, and voltage supervisors.

During 2007, we moved up the technology "value chain" to Phase 2 of our plan with the introduction of more high-performance, proprietary analog products.

Notable Phase 2 products introduced during 2007 were the CAT3643, CAT3644 and CAT3636 – the world's highest efficiency, smallest footprint charge pump LED drivers designed with our patented Quad-Mode architecture. These products give next-generation handheld manufacturers a new level of system performance to meet consumer demand for smaller and longer battery life portable products.

Looking Ahead

In the coming year, we expect to continue to capitalize on our competitive advantage – our extensive experience in non-volatile memories leveraged into the analog domain, combined with leading-edge IP, a strong customer base, key partnerships and an exceptionally streamlined cost structure. We hope to maintain an aggressive schedule of new product introductions, including innovative analog/mixed-signal products and technologies to address emerging market needs, along with next generation non-volatile memory products.

Sincerely,

Gelu Voicu
President and CEO
Catalyst Semiconductor, Inc.

The foregoing may contain statements relating to future plans, events or performance. These forward-looking statements may involve risks associated with uncertainties regarding our continued competitive advantage and our ability to introduce new and innovative analog/mixed-signal and next generation non-volatile memory products to the market. Actual events or results may differ materially from those described herein due to a number of risks and uncertainties. These potential risks and uncertainties include, among others, market acceptance of our products and competition and competitive factors in the market for analog/mixed-signal and non-volatile memory products. The company is not obligated to undertake any obligation to update these forward-looking statements to reflect events or circumstances after this date.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended April 29, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File Number 0-21488

Catalyst Semiconductor, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	**77-0083129**
(State or other jurisdiction of incorporation or organization)	(I.R.S.Employer Identification No.)

2975 Stender Way, Santa Clara, California 95054
(Address of Principal Executive Offices)

Registrant's telephone number, including area code: **(408) 542-1000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Stock, $0.001 par value	**The NASDAQ Global Market LLC (The NASDAQ-GM)**

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K, or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer (as defined in Exchange Act Rule 12b-2).

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-5 of the Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant as of October 29, 2006, the last day of the registrant's most recently completed second quarter, was approximately $29,895,914 based upon the last sales price reported for such date on the NASDAQ Global Market. For purposes of disclosure, shares of common stock held by persons who hold more than 5% of the outstanding shares of common stock and shares held by executive officers and directors of the registrant have been excluded in that such persons may be deemed to be affiliates. This determination is not necessarily conclusive.

The number of shares of Registrant's Common Stock outstanding as of June 30, 2007 was 16,350,912.

DOCUMENTS INCORPORATED BY REFERENCE

Items 10, 11, 12, 13, and 14 of Part III of this Form 10-K incorporate information by reference from portions of the registrant's 2007 Definitive Proxy Statement to be filed not later than 120 days after the close of the fiscal year ended April 29, 2007.

CATALYST SEMICONDUCTOR, INC.

ANNUAL REPORT ON FORM 10-K

FOR THE FISCAL YEAR ENDED APRIL 29, 2007

INDEX

CATALYST SEMICONDUCTOR, INC.

EXPLANATORY NOTE

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as "projected," "expects," "believes," "intends" and "assumes" and similar expressions are used to identify forward-looking statements. These statements are made based upon current expectations and projections about our business and the semiconductor industry, and assumptions made by our management are not guarantees of future performance, nor do we assume any obligation to update such forward-looking statements after the date this report is filed. Forward-looking statements contained in this Annual Report include, among others, statements regarding expanding our focus in the analog/mixed-signal market, providing the most comprehensive lines of serial and parallel EEPROM products in the industry, the ability to take advantage of growth and market opportunities in the industries we provide our products, continued investment in research and development to improve our memory and analog/mixed-signal products, the successful implementation of new strategies to meet our long-term strategic goals, the continued ability to competitively and reliably provide non-volatile memory products, the sufficiency of our current cash, cash equivalents and available-for-sale securities, our ability to retain and attract employees, our internal controls, the adequacy of our facilities to meet our customers' needs, and the effects of new accounting rules. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could cause actual results to differ materially from those included herein include, but are not limited to: the information contained under the captions "Part I, Item 1. Business," "Part I, Item 1A. Risk Factors" and "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

PART I

Item 1. *Business*

Overview

We design, develop and market a broad line of reprogrammable non-volatile memory products and analog/mixed-signal semiconductor products. Our products are used by manufacturers of electronic products in a wide range of consumer, computing, communications, industrial and automotive applications. We generally target high volume markets for our cost effective, high quality products. Through periods of tight manufacturing capacity and cyclical downturns, we have demonstrated long-term commitment to the memory products market.

The market for our non-volatile memory is highly competitive and market participants have relatively weak pricing power. Average selling prices of our non-volatile memory products have declined over time and prices are sensitive to conditions in our original equipment manufacturer ("OEM") customers' target markets. In fiscal 2007, we experienced an increase in total unit volume sold to end customers, driven by strong demand particularly for our electrically erasable programmable read-only memory ("EEPROM") and analog/mixed-signal products. However, this increase in unit volume was partly offset by an overall decrease in average selling prices. In general, we expect the average selling price for a given memory product to decline in the future, primarily due to market competition, product availability and manufacturing capacity. In response to that trend, we continue to work with our foundries and other vendors to increase the manufacturing efficiency of our products.

Our business is less capital intensive than traditional semiconductor companies because we outsource the manufacturing, assembling and a significant portion of the testing of our products to third parties. We strive to maintain long-term relationships with our suppliers to ensure stability in our supply of products at a competitive cost. In addition, in an effort to alleviate any potential wafer capacity constraints, we maintain a supply of wafers in a die bank for most products.

We market and sell our products through our direct sales force and sales representatives to OEMs and indirectly through distributors and resellers who sell to their end customers. Indirect sales were a majority of our total sales in fiscal 2007, 2006 and 2005. Our total customer base, including OEMs and end-customers of our distributors and resellers, has been relatively diverse and during fiscal 2007 consisted of more than 3,000 end customers. We have approximately 49 distributors and resellers.

We are leveraging our extensive experience in high volume, reprogrammable memory products to develop complementary analog/mixed-signal products that offer our customers a more complete system solution. In fiscal 2003, we strengthened and expanded the expertise of our research and development team by establishing our own development center in Bucharest, Romania and by hiring additional engineers in Romania and in our California headquarters. In fiscal 2005, we purchased a new building in Bucharest for our Romanian product development team and in fiscal 2006, we purchased a new building in Santa Clara, California for our headquarters and U.S development team. We continue to make substantial investments in research and development to advance our non-volatile memory products, as well as develop broader solutions with our line of analog/mixed signal products.

We incorporated in California in October 1985. In May 1993, we reincorporated in Delaware. Our principal executive offices are currently located at 2975 Stender Way, Santa Clara, CA 95054, our telephone number is (408) 542-1000 and our website is *www.catsemi.com*. Information contained on or accessible through our website does not constitute a part of this report.

Our fiscal year ends on the Sunday closest to April 30 of each year. We refer to the fiscal year ended April 27, 2003 as fiscal 2003, the fiscal year ended May 2, 2004 as fiscal 2004, the fiscal year ended May 1, 2005 as fiscal 2005, the fiscal year ended April 30, 2006 as fiscal 2006 and the fiscal year ended April 29, 2007 as fiscal 2007.

Industry Background

Semiconductor devices may be divided into three broad categories: analog, digital and mixed-signal. Analog products monitor and manipulate real world signals such as sound, light, pressure, motion, temperature and electrical current. Digital circuits, such as microprocessors, use threshold voltages which function as on and off switches, which are expressed in binary code as ones and zeros. The digital components process and manipulate the data while the analog components condition the inputs or signals. Mixed-signal devices incorporate both analog and digital functions into a single semiconductor device. In most cases, these mixed-signal devices convert analog signals to digital signals or vice versa, or these devices may be used to improve the performance of the specific analog application. Non-volatile memory devices require certain building blocks that have analog characteristics included within them in order to perform their memory functions.

Non-Volatile Memory Products

The principal distinguishing characteristic of non-volatile memory is that it does not require a continuous application of power to retain data while volatile memory, such as dynamic random access memory, or DRAM, requires continuous power. While non-volatile memory products are often considered digital semiconductor devices, these non-volatile memory devices incorporate certain high performance analog blocks. Electronic systems primarily use non-volatile memory to store critical data when the power to the system is turned off. Virtually all electronic systems that use a digital processor or controller, including personal computers, printers, cellular handsets, digital cameras, optical networks, wireless local area networks, digital set-top boxes and automotive systems, incorporate non-volatile memory products such as EEPROM and/or flash memory. Many electronic systems utilize a combination of volatile and non-volatile memory.

System manufacturers generally prefer non-volatile memory devices that can be reprogrammed efficiently in the system in order to achieve several important advantages in comparison to non-volatile memory devices that are not reprogrammable or which require physical removal for reprogramming. With reprogrammable memory, manufacturers can cost effectively change program codes in response to accelerated product cycles and changing market specifications. Reprogrammable memory greatly simplifies inventory management and manufacturing processes and allows the manufacturer to reconfigure or update a system either locally or remotely through a network connection. In addition, consumers use non-volatile memory devices that can be programmed and reprogrammed to store user selected system configurations in consumer electronics devices, such as phone numbers in mobile telephones. Major non-volatile memory classifications include EEPROM and flash memory.

EEPROM provides significant programming flexibility to system designers. This non-volatile memory can be erased and reprogrammed electrically within the system hundreds of thousands to millions of times and can be altered one byte or several bytes at a time. In an EEPROM device, each cell, which is the discrete area on the device in which one bit is stored, consists of two transistors, one to store data and one to permit the cell to be selected when erasing data. Serial EEPROM transmits data through a single input-output port while parallel EEPROM transmits data through multiple input-output ports concurrently.

Flash memory provides significant programming flexibility to system designers at a higher density than EEPROM. Although flash memory can be reprogrammed electrically within the system, the number of reprogramming cycles is generally less than EEPROM and only a memory block can be rewritten, not an individual byte. In flash memory, a block consists of an array of memory cells. Flash memory products can be manufactured with storage densities, transfer rates and data alterability comparable to DRAM and can achieve a relatively low manufacturing cost at higher densities. For low-density memory used in high volume applications, flash memory is not cost effective relative to EEPROM. Because of its limitations and cost at low densities, flash memory is not used in certain system critical applications.

The EEPROM market is characterized by high unit volumes sold at relatively low per unit prices. The EEPROM market has a limited number of vendors. Each participant in the EEPROM market has relatively weak pricing power because of interchangeability of available vendors' parts. EEPROM prices are largely a function of the demand for electronic devices in which they are incorporated, available memory manufacturing capacity, product availability and memory density. In light of these competitive dynamics, some suppliers have exited the EEPROM market, leaving fewer alternatives for OEM customers. Manufacturers customarily use flash memory and EEPROM to address different needs within the same electronic system. Since most consumer and industrial electronic devices continue to use EEPROM either separately or in conjunction with other memory, OEM customers want to develop relationships with memory vendors who are likely to be long-term vendors of EEPROM and those vendors which are developing and supplying a broad range of products.

Analog/Mixed-Signal Products

The analog/mixed-signal market is generally divided into two major product categories depending on how the devices are used by system designers:

- general purpose analog/mixed-signal products for standard designs; and
- analog/mixed-signal application specific standard products, or ASSPs, for customized designs.

General purpose analog/mixed-signal products perform a standard function that can usually be sourced from a number of suppliers. Some general purpose products command premium prices due to the additional performance they provide in certain applications. Popular high performance devices generally attract competition and become commoditized over time. Similarly, in the memory market, most non-volatile memory components are general purpose or industry standard parts and are interchangeable with parts from other suppliers.

General purpose analog/mixed-signal products include power management products, which control and regulate the amount of power delivered to an electronic system. Power management products are critical to overall system performance and cost. These products include direct current to direct current, or DC to DC, converters, switching regulators, low dropout voltage regulators and voltage references. Suppliers of power management products are increasingly integrating discrete power management components into multi-function devices to reduce design time and lower system costs by consuming less board space and power.

ASSPs are a superior solution for systems that have special requirements, such as portability, size constraints or functionality. The relationship between customer and supplier tends to be more dynamic and intertwined in this market with greater reliance on each other. On one hand, the customer has to have enough trust in the supplier to take the risk of committing its supply chain to a single vendor. On the other hand, the supplier faces the risk of investing significant research and development resources to design and develop a customized solution with the uncertainty of the market acceptance of the customer's end product. Suppliers servicing the ASSP market typically have greater pricing power and receive higher margins.

The analog/mixed-signal market is highly fragmented into many segments with numerous vendors serving one or more of the various segments. The general purpose analog/mixed-signal semiconductor market is characterized by long product cycles with a broad, diverse base of customers. As a result, general purpose analog/mixed-signal product prices tend to be more stable than those for non-volatile memory products.

Our Competitive Strengths

We have two decades of experience in the design, testing and sale of reprogrammable non-volatile memory products, including EEPROM and low-density flash memory. We believe we have established a brand name that our OEM and distribution customers associate with cost effective, high quality and high value products supported by excellent customer service. These strengths have helped us grow in the competitive non-volatile memory market. We intend to leverage our OEM customer base and the design and operational expertise developed in our non-volatile memory products to increase our revenues from our non-volatile memory and analog/mixed-signal product offerings.

We believe the following are our key competitive strengths:

High Quality Design. We have invested and intend to continue to invest substantial resources in research and development to improve our memory and analog/mixed-signal products. To complement our California engineering capabilities, in 2003, we established our own design and development center in Bucharest, Romania. We previously used contract personnel in Romania but now have an integrated design organization, which as of April 29, 2007 included a worldwide total of 79 engineers. Through the development of our EEPROM products, we also routinely design and develop high performance analog and mixed-signal functions for use in our non-volatile memory products. As a result, our design personnel have extensive experience in designing analog blocks, which we believe will enable us to expand our focus to include the complementary analog/mixed-signal product market.

Expertise in High Volume, Efficient Manufacturing. The markets for our non-volatile memory products are characterized by high unit volumes sold at competitive prices. To reduce cost, we are developing successive generations of our memory products scaled to smaller process geometries which is intended to result in reduced die sizes and lower cost per unit. We conduct the majority of our wafer testing operations in our Santa Clara, California headquarters and take other steps to maintain and improve the quality of our products. These efforts have improved the yield on our products. We use third party contractors for a majority of our manufacturing, packaging, testing and shipping activities in order to control our costs and to be able to respond quickly to customer requests.

Long-Term, Established Foundry Relationships. We have worked with OKI Semiconductor, Inc., our primary foundry that is located in Japan, for more than 20 years. This long standing foundry relationship has enabled us to optimize our designs for its high volume and high yield processes. To reduce our reliance on a single wafer foundry, we also developed our processes so that different fabrication facilities could replicate them. We purchase volume shipments of our analog/mixed-signal products from a United States-based foundry. This facility can act as a second fabrication facility for some of our non-volatile memory products. We also purchase volume shipments from fabrication facilities in Taiwan and China, and regularly evaluate other foundries that may support the production of high performance analog/mixed-signal products for us.

Comprehensive EEPROM Product Line. We believe that we offer one of the most comprehensive lines of serial and parallel EEPROM products in the industry. Our EEPROM products support industry requirements and are available in a broad selection of densities and voltages. Our EEPROM product line includes a wide array of performance characteristics that electronic system manufacturers need, such as interfaces, memory densities, voltages and bus speeds.

Systems Focused Analog/Mixed-signal Product Line. We have concentrated our analog/mixed-signal product development and systems understanding on specific applications such as white light emitting diodes, or LED, backlight drivers for liquid crystal display, or LCD, screens and modules; multi-colored LCD applications such as automotive and aircraft interior lighting and instrumentation clusters; and on the portable power management functions that complement the LED driver applications. We believe that this focus enables us to achieve the necessary systems insight more rapidly in order to gain the confidence of, and secure the business of, major OEMs.

Intellectual property. We have a patent portfolio that includes fabrication process and product-related IP. This IP portfolio includes proprietary charge-pump architecture that has been embedded in our line of Quad-Mode™ LEDs drivers.

Diverse End Markets and Applications. Through direct and indirect sales channels, we sell our products in a variety of end markets, including consumer, computing, communications, industrial and automotive. Our solutions are used in a broad array of applications within each of these markets, such as automotive systems, cordless telephones, digital cameras, digital video players, digital set-top boxes, mobile phones, optical networks, personal computers and wireless local area networks. Due to the diversity of our markets and applications, we are not dependent on any individual industry or end user product. In addition, we believe we have the opportunity to take advantage of the markets and growth in any of the industries we serve.

Strong Customer Base. We are one of the largest suppliers of EEPROM in the world and we have relationships with many customers including large OEMs through direct sales, distributors and resellers. During fiscal 2007, we served more than 3,000 end customers. Through our collaborations with OEM customers in an interactive product design and development process, we have established durable relationships, solidified our customer base and defined the next generation of our products. Consequently, we believe that we are well positioned to continue to sell our existing and future analog/mixed-signal products to these customers, which could use many of these products in conjunction with our memory products.

Our Strategy

We intend to continue to provide our customers with a reliable source of industry standard non-volatile memory products. We also intend to further improve our non-volatile memory products and become a systems knowledgeable partner to our customers by providing a broad range of standard and custom analog/mixed-signal products. Our strategy includes the following:

Strengthen EEPROM Product Offering. We intend to continue to develop high performance EEPROM products and reduce our costs by continuing to migrate to smaller process geometries. We intend to continue to provide high quality, competitively priced products with a broad range of densities and voltages. As a result, we intend to strengthen our position in the EEPROM market.

Broaden Standard Analog/Mixed-signal Product Offerings. We have developed a range of industry standard analog/mixed-signal products that serve high volume markets. Leveraging our large OEM customer base and efficient, high volume manufacturing process, we intend to become a reliable, high volume, cost effective supplier of standard analog/mixed-signal products to existing and new OEM customers. We intend to continue to introduce additional industry standard analog/mixed-signal products to increase net revenues, address new applications and increase our portfolio of analog building blocks for internal reuse in other products, such as application specific analog/mixed-signal products. We reuse proven design blocks, which enables us to reduce the design and manufacturing risks associated with new products and assists us in reducing development times and in achieving higher reliability and manufacturing yields.

Expand Proprietary Analog/Mixed-signal Product Offerings. We have introduced a range of proprietary analog/mixed-signal products, which often integrate analog elements with reprogrammable non-volatile memory, such as digital potentiometer products, or DPPs, and processor supervisors. We intend to continue to introduce additional embedded memory products and to leverage our non-volatile memory and analog design expertise. We also plan to continue to have these products built for us by our foundry suppliers using our proprietary process technology and open source technology, which supports both analog and non-volatile memory elements in a single manufacturing process. We are working with selected customers to develop next generation high value added products. We are targeting selected applications in large segments, such as solid state illumination, which is lighting for displays, consumer electronic devices, automotive and other purposes.

We intend to implement our strategies by:

- leveraging our design portfolio and ongoing research and development activities;
- expanding engineering resources in low cost areas, such as our Bucharest, Romania engineering center;
- expanding our design portfolio and making selective acquisitions of complementary companies or technologies;
- using third party foundries to provide wafer fabrication for our products;
- developing our processes in a manner that permits the manufacture of our products in the fabrication facilities of different semiconductor foundries; and
- taking advantage of the flexible capacity and lower fixed costs of the outsourced manufacturing model.

Products

We use our expertise in non-volatile memory to develop and maintain a broad range of EEPROM products and selected flash memory products. In addition, we have expanded our focus to include analog/mixed-signal products.

Parallel and Serial EEPROM

We offer a broad range of serial EEPROM products compatible with the three popular industry standard bus interface protocols: the inter-integrated circuit, or I^2C, bus interface of Philips Electronics N.V., the Microwire interface protocol and the serial peripheral interface, or SPI, bus protocol of Motorola, Inc. We offer products in a wide variety of densities from 1 kilobit, or Kbit, to 256 Kbit, and voltage ranges from 1.8 volts to 6.0 volts. Serial EEPROM products are used in many applications to store user reconfigurable data. Some of the more common applications are digital cameras, cell phones, digital video recorders, cordless phones, laser printers, memory modules for computers, disk drives, remote controls and various automotive applications.

We offer both standard 5.0 volt and 3.3 volt parallel EEPROM, the latter of which meets most battery operated application requirements. We offer products with a broad range of densities, from 16 Kbit to 512 Kbit. Parallel EEPROM provides faster transfer rates than serial EEPROM, which transfers data through a single port. Because of the higher number of drivers and packaging, parallel EEPROM is larger and more costly to manufacture than serial EEPROM and, accordingly, is used primarily in high performance applications. Parallel EEPROM is primarily used in applications such as point of sale terminals, industrial controllers, local area network adapters and telecommunication switches.

Flash Memory

We currently offer flash memory in a small number of densities. We offer Intel licensed flash memory devices in densities ranging from 512 Kbit to 2 megabit, or Mb. This family includes Intel licensed boot block and bulk erase technologies available in 1 Mb and 2 Mb densities.

Analog and Mixed-Signal

Although analog/mixed-signal products currently constitute a relatively small portion of our net revenues, we believe that there is a substantial market opportunity for analog/mixed-signal products and have continued leveraging our design, development and sales skills to expand these product lines. Because applications for non-volatile memory incorporate microcontrollers or microprocessors, many of the products interface with the controllers in various applications such as power management, systems supervision and interface support.

Supervisory Products with EEPROM. We have a family of microcontroller supervisory products, which combine serial EEPROM with the reset and watchdog functions required by many microcontrollers to ensure safe sustained operation and allow systems to recover more efficiently from power disruptions. These products integrate two functions in the same package to provide savings in printed circuit board space and component costs. Currently, we offer 1 Kbit, 2 Kbit, 4 Kbit, 8Kbit, 16 Kbit, 32 Kbit and 64 Kbit of EEPROM with embedded supervisory functions.

Supervisory Products without Memory. We also have a family of multi-industry general purpose supervisory products without EEPROM memory.

Digitally Programmable Potentiometers (DPP™). We have a number of solid-state DPP products, which replace mechanical potentiometers used to fine tune and trim electronic circuitry in a variety of applications. DPP products are built using the same processes as our EEPROM products. Our DPP products have been included in interactive game consoles, digital cameras and optical transceivers.

White LED Drivers. We have a range of products intended to drive the white LEDs used as backlights in multi-colored LCD screens in cell phones, digital cameras, MP3 music players, portable gaming consoles, personal digital assistants, industrial instrumentation, automotive instrument clusters and home appliances. Color displays require more specialized LED drivers than monochrome displays. Our products tightly regulate the current to the LEDs to ensure the uniform brightness and color purity necessary for the clarity in viewing the color displays.

DC to DC Converters. Converting one direct current voltage to another within an electronic system is a common requirement, particularly in battery powered applications where the power available from the batteries will decline over time and use. Our designs allow smooth regulated operation of a system throughout the battery life. Our first generation of DC to DC converters are pin compatible with industry standard circuits.

LDO Regulators. Low drop-out ("LDO") regulators are a type of linear DC to DC converter. LDO regulators allow the source voltage to approach that of the regulated output voltage, which can improve efficiency in some systems and extend the useable battery life in most battery power equipment. Our first generation of LDO regulators are compatible with industry standard devices.

I/O Expanders. Our line of input/output ("I/O") expanders are used to connect the digital control bus in embedded systems to the external user interface. They can be configured to accept inputs, for example buttons on a control panel, or they can be configured to drive outputs, for example lights in a display. They are popular in systems that utilize low-cost microcontrollers with a limited number of I/O pins, where they expand the number of inputs or outputs the system can support. Our I/O expanders are direct alternatives to existing popular products.

All of the products described above are available in environmentally friendly packages, generally referred to as "green" packages.

Sales and Marketing

The majority of our customers order our products through our manufacturers' representatives, distributors and resellers. These manufacturers' representatives, distributors and resellers also create demand for our products, generally focusing on OEM customers who are not directly served by our internal sales managers. For example, our distributors sell to OEM customers or to contract manufacturers for the OEMs.

In addition to our sales and marketing organization located in our Santa Clara, California headquarters facility, we have sales operations in East Dundee, Illinois; Shanghai and Shenzhen, China; Oxford, United Kingdom; Munich, Germany; Yokohama, Japan; Singapore; Seoul, South Korea; and Taipei, Taiwan. Our sales offices support OEMs and manufacturers' representatives, distributors and resellers. In addition, our Japanese operation works closely with our Japanese foundry partner, OEM customers and their contract manufacturers, as well as our Japanese manufacturers' representatives, distributors and resellers.

Currently, we have three distributors and one reseller in North and South America, three distributors and 13 resellers in Europe and Africa, and a network of 10 distributors and 19 resellers throughout Asia to support our international business. These firms work with our regional sales managers in developing new opportunities, providing technical support and other value-added services.

Distributors and resellers have accounted for a significant portion of our net revenues in the past. For fiscal 2007 and 2006, Avnet, Inc. represented 10.3% and 11.8%, respectively, of our net revenues. For fiscal 2005, none of our direct or indirect customers represented 10.0% or more of our net revenues.

We often seek to develop strategic relationships with major OEMs and other customers by providing a high level of customer support and rapid problem solving. Our product knowledge includes a broad range of non-volatile memory and analog and mixed-signal technology compatible with the common industry standards. We also seek to work closely with our customers to provide solutions to address an individual customer's needs.

Our marketing activities consist of several key components:

- setting product strategy by identifying attractive markets that are a good fit with the company's competencies, developing roadmaps and defining products to meet the needs of those markets;
- interacting directly with customers, sales representatives and distributors to promote existing products and to gain knowledge to be applied in the definition of future devices;
- providing training and supporting collateral necessary to enable the sales force to effectively promote and sell products;
- securing press coverage in trade, technical and business publications through press releases, editorial meetings and submitted articles;
- conducting online promotions on our website;
- publishing application notes and journal articles to support the design-in of products; and
- developing dedicated demonstration and evaluation boards to assist customer designers in evaluating our products in their systems.

Research and Development

We have made and expect to continue to make substantial investments in research and development and to participate in the development of new and existing industry standards. As of April 29, 2007, our research and development staff consisted of 32 engineers working in Santa Clara, California and 47 in Bucharest, Romania.

For fiscal years 2007, 2006 and 2005, we had research and development expenses of $7.8 million, $7.5 million and $7.9 million respectively.

Our memory engineering group develops non-volatile memory products. Our analog/mixed-signal development group develops products with logic as well as analog circuitry contents. We also routinely design and develop high performance analog and mixed-signal functions using EEPROM technology. Our technology development group develops advanced processes in cooperation with our foundries and also supports the design engineers with device modeling and characterization. Our computer aided design engineering group supports the design tools used by our design and layout engineers and converts the design data into mask shop usable format. Our test engineering group develops test programs for validating the electrical performance of our products in wafer and packaged form.

Intellectual Property

We rely on a combination of patents, copyrights and trade secrets to establish and protect our intellectual property rights. As of April 29, 2007, we owned 26 U.S. patents and had 15 pending applications for additional U.S. patents. The expiration dates of our patents range from January 2008 to June 2025. As a result of the rapid changes in technology, the lives of these patents will likely last longer than the economic lives of the technologies they cover. We also have a number of trademarks. There can be no assurance that our pending patent or trademark applications will be allowed or that the issued or pending patents will not be challenged or circumvented by competitors. We also protect our numerous original mask sets under U.S. and foreign copyright laws.

We also own a substantial body of proprietary techniques and trade secrets. We seek to protect our trade secrets and proprietary technology, in part, through confidentiality agreements with employees, consultants and other parties. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that our trade secrets will not otherwise become known to or independently developed by others. In addition, the laws of some foreign countries do not offer protection of our proprietary rights to the same extent as the laws of the United States, which is an increasing concern as most of our production is located in foreign countries.

We may become involved in patent or other intellectual property disputes or actions. From time to time, we receive letters alleging patent infringement or inviting us to take a license to other parties' patents. We evaluate these letters on a case by case basis. Offers such as these may lead to litigation if we reject the opportunity to obtain the license or reject the other party's demands. Adverse determinations in any litigation could subject us to significant liabilities to third parties, require us to seek licenses from third parties and prevent us from manufacturing and selling our products. Any of these situations could have a material adverse effect on our business.

Manufacturing

We have established close relationships with our foundry suppliers for our wafer fabrication in an effort to ensure stability in our supply of products and focus our internal efforts on product design and sales. Most of our designs are manufactured utilizing processes developed jointly by us and our foundry partners. Our Japanese foundry supplier currently manufactures a majority of our high volume production. Our domestic foundry supplier currently manufactures many of our analog/mixed-signal products as well as some of our EEPROM products. Our other foundry partners in Taiwan and China also manufacture analog/mixed-signal products for us. We endeavor to develop our processes in a manner that permits the portability of our manufacturing processes. We currently purchase wafer supplies on a purchase order basis. We also maintain a die bank of wafers in order to be able to respond to customer orders quickly and to attempt to manage our exposure to changes in manufacturing capacity and wafer costs.

We have wafer sorting operations at our headquarters facility in Santa Clara, California to control quality and improve yields and we also utilize a subcontractor in Japan for this purpose. We perform circuit assembly and testing of packaged parts primarily through our subcontractors located in Southeast Asia. In the assembly process, the wafers are separated into individual die, which are then assembled into packages. The packaged devices are further tested and inspected pursuant to our quality assurance program prior to shipment to our customers. The majority of our assembly and test services are provided by subcontractors located in Thailand and in the Philippines and, to a lesser degree, we also utilize assembly and test services provided by companies in Malaysia, Taiwan and China. We also subcontract certain production planning, test engineering, inventory management, shipping and tape and reel activities to a subcontractor in Thailand. In fiscal 2007, we began to conduct a portion of the subcontracted functions through our wholly owned subsidiary in Thailand.

Environmental Matters

Federal, state and local regulations impose various environmental controls on the storage, handling, discharge and disposal of chemicals and gases used in our manufacturing processes. Our company quality manual requires all subcontractors and raw material suppliers to be ISO14001 certified. State agencies require us to report usage of environmentally hazardous materials and we have retained the appropriate personnel to help ensure compliance with all applicable environmental regulations. We actively manage and monitor compliance through our internal auditing program. We believe that our activities conform to present environmental regulations; however, increasing public attention has been focused on the environmental impact of semiconductor operations and these regulations may require us to fund remedial action regardless of fault.

In addition, the use and disposal of electronics is under increasing scrutiny and various countries have begun to adopt regulations such as the European Union's Waste Electrical and Electronic Equipment ("WEEE") and the Reduction of the use of certain Hazardous Substances in electrical and electronic equipment ("RoHS") directives, which could require us to both redesign our products to comply with the standards and develop compliance administration systems. We expect additional countries and locations to adopt similar regulations in the future which may be more stringent than the current regulations. Currently however, we believe the majority of our commercial products are compliant with these emerging regulations. Information for both our facility and product compliance is available for download from our website at www.catsemi.com.

While we have not experienced any materially adverse effects on our operations from environmental regulations, there can be no assurance that changes in such regulations will not impose the need for additional capital equipment or other requirements. We have already invested significant resources into developing compliance tracking systems, and further investments may be required. Any failure by us to adequately restrict the discharge of hazardous substances could subject us to future liabilities or could cause our manufacturing operations to be suspended.

Competition

The semiconductor industry is highly competitive and has been characterized by price competition, manufacturing capacity constraints and product availability constraints at various times. We compete with major domestic and international semiconductor companies, many of which have substantially greater financial, technical, marketing, distribution and other resources.

Our non-volatile memory products, such as EEPROM devices, compete on the basis of product performance, price, product availability and customer service. We believe that we compete effectively with respect to each of these competitive factors. Price competition is significant and is expected to continue. We believe our principal competitors for our EEPROM products currently include Atmel Corporation, STMicroelectronics N.V. and Microchip Technology Incorporated.

We also manufacture low density flash memory products, which represent a small sub-segment of the flash memory market. This sub-segment has been characterized by reduced demand for low density memory, which has resulted in lower product availability and higher cost, due to the shift by most customers to the larger flash memory sizes that we do not offer. Our key competitor for low density or similar flash memory products includes Silicon Storage Technology, Inc.

We currently compete in the analog/mixed-signal product market on the basis of product performance, product availability, price and customer support. The analog and mixed-signal industry is highly fragmented with competition varying within the applicable segment and sub-segments, including: Fairchild Semiconductor International, Inc., Intersil Corporation, Linear Technology Corporation, Maxim Integrated Products, Inc., National Semiconductor and Texas Instruments Incorporated.

Employees

As of April 29, 2007, we had a total of 169 full-time employees worldwide, including 79 in research and development, 45 in sales and marketing and 45 in operations, executive and administrative functions. Our future success will depend on our ability to attract, train, retain and motivate highly qualified employees. Our employees are not represented by any collective bargaining organization or labor unions. We have never experienced any work stoppage and believe that our employee relations are favorable.

Executive Officers

Set forth below is certain information as of April 29, 2007, regarding each of our executive officers who held positions as of the date we filed this report. There are no family relationships among any of our directors and executive officers.

Name	Age	Principal Occupation
Gelu Voicu	57	President, Chief Executive Officer and Director
Sorin Georgescu	55	Vice President of Technology
Daniel Hauck	52	Vice President of Worldwide Sales
Irvin W. Kovalik	69	Vice President of Strategic Accounts
George Smarandoiu	60	Vice President of Product Design
Scott Brown	40	Vice President Marketing for Analog/Mixed-Signal Products

Mr. Voicu is our President and Chief Executive Officer, a position he has held since October 2002. Other management positions held with us since his joining in 1993 include Executive Vice President and Chief Operating Officer, Vice President of Engineering and Manufacturing, flash product line director and manager of product engineering. Mr. Voicu also serves as one of our board members. Prior to joining us, Mr. Voicu was with Cypress Semiconductor, Inc. a semiconductor company, most recently as senior product engineer. Mr. Voicu holds an MS degree in Electrical Engineering from the Polytechnical Institute, Bucharest, Romania.

Mr. Georgescu is our Vice President of Technology, a position he has held since October 2001. Mr. Georgescu has over 20 years of semiconductor device and process development experience at such firms as Tripath Technology, Inc., SanDisk Corporation and Power Integrations, Inc. His experience includes CMOS, BiCMOS, HVIC (High-Voltage Integrated Circuits) and non-volatile memory technology, processes and architectures. He received a MSEE degree from Polytechnical Institute in Bucharest, Romania.

Mr. Hauck is our Vice President of Worldwide Sales, a position he has held since joining the company in January 2007. He has over 20 years of experience in the semiconductor industry, including analog/mixed-signal supplier Leadis Technology, Inc., where he held the position of Vice President of Worldwide Sales from 2004 through 2007. He previously served as Vice President of Worldwide Sales at Amphion Semiconductor from 2002 through 2004. Mr. Hauck was Vice President of Worldwide Sales at BOPS, Inc. and NeoMagic Corporation, and held positions in business development and sales at Cirrus Logic, Inc. Mr. Hauck holds a BSEE from the Ohio Institute of Technology.

Mr. Kovalik is our Vice President of Strategic Accounts, a position he has held since January 2007. He was previously our Vice President of Worldwide Sales. Prior to joining us in November 1998, Mr. Kovalik held positions at Alliance Semiconductor, Inc., a semiconductor company, where he was Director of Strategic Sales; NovaWeb Technologies, Inc., a modem manufacturer, where he was Vice President of Sales; and Sequel, Inc., a semiconductor company, where he was Director of Strategic Sales. In addition, from June 1992 to June 1995, Mr. Kovalik was our Vice President of Sales. Mr. Kovalik holds a BS degree in Electrical Engineering from the University of Illinois.

Dr. Smarandoiu is our Vice President of Design, a position he has held since he joined us in October 2002. He has over 20 years of analog, system-on-a-chip and non-volatile memory integrated circuit development experience. From 1992 to 2002, he was employed at Atmel Corporation, a semiconductor company, and served most recently as Atmel's director of mixed-mode product development. From 1981 to 1992, he was employed by SEEQ Technology, a semiconductor company that was acquired in 1999 by LSI Logic Corporation. At SEEQ he attained the position of director of memory design and was responsible for the development of EEPROM and FLASH products. He received a Doctor of Engineering and Master of Engineering from the University of California, Berkeley.

Mr. Brown is our Vice President of Marketing for analog/mixed-signal products, a position he has held since September 2005. From October 1997 to August 2005, he was Director of RF and mixed-signal products for Micrel Inc., a semiconductor manufacturer. From September 1989 to September 1997, he was a product marketing manager for National Semiconductor, a semiconductor manufacturer. Mr. Brown holds a BSEE degree from Brunel University in the United Kingdom.

Website Postings

We file electronically with the Securities and Exchange Commission, or SEC, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those Reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Those reports and statements (1) may be read and copied at the SEC's public reference room at 100 F Street, N.E., Washington, DC 20549, (2) are available at the SEC's internet site *(www.sec.gov)*, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC and (3) are available free of charge through our website *(www.catsemi.com)* as soon as reasonably practicable after electronic filing with, or furnishing to, the SEC. Information regarding the operation of the SEC's public reference room may be obtained by calling the SEC at 1-800-SEC-0330. Copies of such documents may be requested by contacting our Investor Relations Representative at (408) 542-1051 or by sending an e-mail through the Investor Relations page on our website. We have adopted a Code of Business Conduct and Ethics for our principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. We have posted our Code of Business Conduct and Ethics on our website. Any future amendments to, or waiver from, a provision of this code will also be posted to our website. The information in or that can be accessed through our website is not part of this Annual Report on Form 10-K report.

Item 1A. ***Risk Factors***

An investment in our common stock is extremely risky. We are subject to a number of risks and some of these risks are endemic to the high-technology and semiconductor industries. This section should be read in conjunction with the consolidated financial statements and the accompanying notes thereto, and the other parts of Management's Discussion and Analysis of Financial Condition and Results of Operations included in this Annual Report on Form 10-K.

Risks related to our Business

Our quarterly operating results may fluctuate due to many factors and are difficult to forecast, which may cause the trading price of our common stock to decline substantially.

Our operating results have historically been and in the future may be adversely affected or otherwise fluctuate due to factors such as:

- fluctuations in customer demand for the electronic devices into which our products are incorporated;
- volatility in supply and demand affecting semiconductor prices generally, such as an increase in the supply of competitive products and a significant decline in average selling prices;
- establishment of additional inventory reserves if sales of our inventory fall below our expected sales, or the anticipated selling prices of our products fall below the amounts paid to produce and sell certain parts;

- changes in our product mix including product category, density, package type, lead content or voltage;
- inadequate visibility of future demand for our products;
- timing of new product introductions and orders for our products;
- increases in expenses associated with new product introductions and promotions, process changes and/or expansion of our sales channels;
- increases in wafer prices due to increased market demand and other factors;
- increases in prices charged by our suppliers due to increased costs, decreased competition and other factors;
- fluctuations in manufacturing yields;
- gains or losses of significant OEM customers or indirect channel sellers, such as distributors or resellers; and
- general economic conditions.

Our net revenues and operating results are difficult to forecast. We base our expense levels, in significant part, on our expectations of future net revenues and our expenses are therefore relatively fixed in the short term. If our net revenues fall below our forecasts, our operating results are likely to be disproportionately adversely affected because our costs are difficult to reduce significantly in the short term.

We may never realize a material portion of our net revenues from our analog/mixed-signal products, despite our expenditure of a disproportionate amount of our research and development and marketing resources on these products.

Analog/mixed-signal products accounted for 8.9%, 7.6% and 4.7% of net revenues for fiscal 2007, 2006 and 2005, respectively. We believe that the growth in our analog/mixed-signal product revenues has been limited due to the extended product design cycles and production lead times and a sales force that is still gaining experience selling these products. We continue to invest in and devote research and development and marketing resources to analog/mixed-signal products with the expectation that our analog/mixed-signal products will be accepted by many of our current customers and additional new customers. Competition is intense and our ability to compete is impacted by our relatively limited range of products while our more established competitors are offering a much broader array of analog/mixed-signal products. Many customers favor a vendor that offers a broad range of products. If we are unable to realize more revenues from these products, our net revenues may not grow. In addition, if we devote a disproportionate amount of our research and development resources to analog/mixed-signal products, our development of new non-volatile memory products may suffer and operating results may be harmed.

We have in the past been unable and in the future we may be unable to obtain sufficient quantities of wafers from our current foundry suppliers to fulfill customer demand.

We currently purchase a majority of our production wafers from two foundries. In addition, we do not presently have a wafer supply agreement with our foundry suppliers and instead purchase wafers on a purchase order and acceptance basis. To address our wafer supply concerns, we plan to continue expanding our foundry capability at our primary supplier by qualifying our products in multiple fabrication plants owned by a supplier and to expand our foundry capacity with other suppliers. As the need arises, from time to time, we may pursue additional wafer sources. However, we cannot be certain that these efforts will provide us with access to adequate capacity in the future at costs which will enable us to remain profitable. Even if such capacity is available from another manufacturer, the qualification process and time required to make the foundry fully operational for us could take many months or longer and be subject to other factors described below and the prices could be materially higher. Our business, financial condition and results of operations could be materially adversely affected by:

- inadequate wafer supplies to meet our production needs;
- the loss of any of our current foundries as a supplier;
- increased prices charged by these independent foundries;
- reduced control over delivery schedules, manufacturing yields and costs;
- our inability to qualify our current foundry suppliers for additional products; and
- any other problems foundries may have that cause a significant interruption in our supply of semiconductor wafers.

We may forecast incorrectly and produce excess or insufficient inventories of particular products, which may adversely affect our results of operations.

Since we must order products and build inventory substantially in advance of product shipments, we may forecast incorrectly and produce excess or insufficient inventories of particular products. The ability of our customers to reschedule or cancel orders without significant penalty could adversely affect our liquidity, as we may be unable to adjust our purchases from our wafer suppliers to match any customer changes and cancellations. As part of our business strategy, we maintain a substantial inventory of sorted wafers in a die bank but limit our investment in finished goods. We may have adequate wafer inventory to meet customer needs but may be unable to finish the manufacturing process prior to the delivery date specified by the customer. Demand for our products is volatile and customers often place orders with short lead times. Our inventory may not be reduced by the fulfillment of customer orders and in the future we may produce excess quantities of our products.

It is our policy to fully write down all inventories that we do not expect to sell in a reasonable period of time. During recent fiscal years, as a result of reductions in estimated demand for our various products, we have taken charges for write down of inventories for certain products, primarily our EEPROM products. For example, we recorded inventory write down charges of $2.2 million, $1.0 million and $1.1 million for fiscal 2007, 2006 and 2005, respectively, which were partially offset by benefits of $575,000, $794,000 and $1.0 million, respectively, relating to products that were written off in prior periods and sold during these periods. We may suffer reductions in values of our inventories in the future and we may be unable to liquidate our inventory at acceptable prices. To the extent we have excess inventories of particular products, our operating results could be adversely affected by charges to cost of revenues that we would be required to recognize due to significant reductions in demand for our products or rapid declines in the market value of inventory, resulting in inventory write downs or other related factors.

We may be unable to fulfill all our customers' orders according to the schedule originally requested due to the constraints in our wafer supply and processing time from die bank to finished goods, which could result in reduced revenues or higher expenses.

Due to the lead time constraints in our wafer supply, foundry activities and other manufacturing processes, from time to time we have been unable to fulfill all our customers' orders on the schedule originally requested. Although we attempt to anticipate pending orders and maintain an adequate supply of wafers and communicate to our customers delivery dates that we believe we can reasonably expect to meet, our customers may not accept the alternative delivery date or may cancel their outstanding orders. Reductions in orders received or cancellation of outstanding orders would result in lower net revenues and reduced operating results, excess inventories and increased inventory reserves. We may also be required to pay substantially higher per wafer prices to replenish our die bank, which could harm our gross margins. If we were requested to pay rush charges to our manufacturing or foundry suppliers to meet a customer's requested delivery date, our expenses would increase and possibly harm our operating results.

We rely on distributors and resellers for a substantial portion of our net revenues and if our relationships with one or more of those distributors or resellers were to terminate, our operating results may be harmed.

We market and distribute our products primarily through independent distributors and resellers, which typically offer competing products. These distribution channels have been characterized by rapid change, including consolidations and financial difficulties.

Distributors and resellers have accounted for a significant portion of our net revenues in the past. For fiscal 2007 and 2006, Avnet, Inc. represented 10.3% and 11.8%, respectively, of our net revenues. For fiscal 2005, none of our direct or indirect customers represented 10.0% or more of our net revenues.

Our business depends on these third parties to sell our products. As a result, our operating results and financial condition could be materially adversely affected by the loss of one or more of our current distributors or resellers, additional volume pricing arrangements, order cancellations, delay in shipment by one of our distributors or resellers, or the failure of our distributors or sellers to successfully sell our products.

In addition, we have experienced and may continue to experience lower margins on sales to certain customers as a result of volume pricing arrangements. We also do not typically enter into long-term arrangements with our customers and we cannot be certain as to future order levels from our customers. When we do enter into long-term arrangements, the contracts are generally terminable at the convenience of either party and it may be difficult to replace that source of revenues in the short-term upon cancellation.

We face risks from failures in our manufacturing processes and the processes of our foundries and vendors.

The fabrication of semiconductors, particularly EEPROM products, is a highly complex and precise process. Most of our products are currently manufactured by two outside foundries and a number of other vendors participate in assembling, testing and other processing of our products. During manufacturing, each wafer is processed to provide numerous EEPROM, flash or analog/mixed-signal devices. We may reject or be unable to sell a substantial percentage of wafers or the components on a given wafer because of:

- minute impurities;
- difficulties in the fabrication process, such as failure of special equipment, operator error or power outages;
- defects in the masks used to imprint circuits on a wafer;
- nonconforming electrical and/or optical performance;
- breakage of wafers; or
- other factors.

We refer to the proportion of final components that have been processed, assembled and tested relative to the gross number of components that could be constructed from the raw materials as our manufacturing yield. We have in the past experienced lower than expected manufacturing yields, which have delayed product shipments and negatively impacted our results of operations. We may experience difficulty achieving or maintaining acceptable manufacturing yields in the future.

In addition, the maintenance of our outsourced fabrication, manufacturing and assembly model is subject to risks, including:

- the demands of managing and coordinating workflow between geographically separate production facilities;
- disruption of production in one facility as a result of a slowdown or shutdown in another facility; and
- higher operating costs from managing geographically separate manufacturing facilities.

We depend on certain vendors for foundry services, materials and test and assembly services. We maintain stringent policies regarding qualification of these vendors. However, if these vendors' processes vary in reliability or quality, they could negatively affect our products and our results of operations.

We rely on third party subcontractors to sort, assemble, test and ship our products to customers, which reduces our control over quality, delivery schedules and capacity.

We outsource a significant portion of the production planning, assembly, test and finish work of our products, as well as our inventory management function to subcontractors who are primarily located in Thailand and the Philippines. We do not have long-term contractual arrangements with these subcontractors. Our reliance on third parties subjects us to risks such as reduced control over delivery schedules and quality, a potential lack of adequate capacity during periods when demand is high and potential increases in product costs due to factors outside our control such as capacity shortages and pricing changes. Our outsourcing model could lead to delays in product deliveries, lost sales and increased costs which could harm our relationships with OEM customers and indirect sales channels and result in lower operating results. Because we utilize the services of a group of assembly and test providers, this makes our operation highly complex, requiring a high degree of diligence in managing the costs of production and overall logistics of our manufacturing operations.

International sales comprise a significant portion of our product sales, which exposes us to foreign political and economic risks.

For fiscal 2007, 2006 and 2005, sales outside the United States accounted for approximately 92.1%, 88.2% and 88.0% of our net revenues, respectively. We expect that sales outside of the United States will continue to represent a significant portion of our net revenues in the future. However, our international operations may be adversely affected by the following factors:

- greater fluctuations in demand for our products due to the increased sensitivity to pricing changes in certain markets, particularly Asia;
- longer payment cycles;
- fluctuations in exchange rates;
- imposition of government controls;
- difficulties in staffing international operations;
- political, socioeconomic and financial instability, such as the military actions in Afghanistan and Iraq;
- trade restrictions;
- the impact of communicable diseases, such as severe acute respiratory syndrome and avian bird flu; and
- changes in regulatory requirements.

Our business is also subject to other risks because of our design center in Romania and our relationships with foreign subcontractors including, but not limited to, foreign government regulations and political and financial unrest which may cause disruptions or delays in shipments to our customers or access to our inventories. We do not currently hedge against any foreign currency exchange rate risks.

Additionally, our subcontracted presence in Thailand with Trio-Tech subjects us to additional risks associated with the value of the work-in-process and finished goods inventory located there, as well as the test equipment utilized in the operations at the Trio-Tech facility. In fiscal 2007, we formed Catalyst Semiconductor (Thailand) Company Limited, a subsidiary in Bangkok, Thailand, to support our ongoing cost management efforts and increase manufacturing throughput.

Environmental regulations such as the WEEE and RoHS directives may require us to redesign our products and to develop compliance administration systems.

Various countries have begun to require companies selling a broad range of electrical equipment to conform to regulations such as the WEEE and RoHS directives and we expect additional countries and locations to adopt similar regulations in the future. New environmental standards such as these could require us to redesign our products in order to comply with the standards, and require the development of compliance administration systems. We have already invested significant resources into developing compliance tracking systems, and further investments may be required. Additionally, we may incur significant costs to redesign our products and to develop compliance administration systems; however alternative designs may have an adverse effect on our gross profit margin. If we cannot develop compliant products timely or properly administer our compliance programs, our revenues may also decline due to lower sales, which would adversely affect our operating results.

While we believe that we currently have adequate internal control over financial reporting, we are exposed to risks from recent legislation requiring companies to evaluate internal control over financial reporting and cannot be certain that our internal control over financial reporting will be effective or sufficient in the future.

Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to report on and our independent registered public accounting firm to attest to the effectiveness of our internal control over financial reporting. We have an ongoing program to perform the system and process evaluation and testing necessary to comply with these requirements.

As a result, we expect to continue to incur related expenses and to devote additional resources to Section 404 compliance. In addition, it is difficult for us to predict how long it will take to complete the assessment of the effectiveness of our internal control over financial reporting each year and we may not be able to complete the process on a timely basis. For example, in fiscal 2006 we experienced unanticipated delays in closing our books and completing our assessment of the effectiveness of our internal control over financial reporting as required by the Sarbanes-Oxley Act under Section 404. As such, we were not able to file our Annual Report on Form 10-K by the original due date without unreasonable expense or effort. Our ability to manage our operations and growth will require us to improve our operations, financial and management controls, as well as our internal control over financial reporting. In the event that our chief executive officer, chief financial officer or independent registered public accounting firm determine that our internal control over financial reporting is not effective as defined under Section 404, we cannot predict how regulators will react or how the market prices of our shares will be affected.

Our ability to operate successfully depends upon the continued service of certain key employees and the continued ability to attract and retain additional highly qualified personnel.

Our ability to operate successfully will depend, to a large extent, upon the continued service of certain key employees and the continued ability to attract and retain additional highly qualified personnel. In

May 2007, our Chief Financial Officer resigned. While we are currently engaged in finding a replacement, a significant delay in finding a replacement could be disruptive to our operations. We may also experience difficulty in integrating a new Chief Financial Officer into our management team, which may disrupt our ongoing business and financial reporting process. Competition for personnel, particularly for highly skilled design, process and test engineers, is intense and we may not be able to retain or attract other highly qualified personnel. In addition, there has been increased competition in Romania, making it more difficult to hire and retain qualified engineers at our design center. We have historically used stock options and other forms of stock-based compensation as a means to hire, motivate and retain our employees, and to align employees' interests with those of our stockholders. As a result of our adoption of Statement of Financial Accounting Standard ("SFAS") No. 123(R) (revised 2004), *"Share-based Payment,"* or SFAS No. 123(R), we incur increased compensation costs associated with our stock-based compensation awards, which may affect this form of compensation to hire and retain employees. Our business, financial condition and results of operations could be materially adversely affected by the loss of or failure to attract and retain highly qualified personnel.

Expensing employee stock options materially and aversely affects our reported operating results and could adversely affect our competitive position as well.

As of May 1, 2006, we were required to expense stock options and other share-based payments to employees and directors. Since our inception, we have used stock options as fundamental components of our compensation packages. Prior to May 1, 2006, we had not recognized compensation cost for employee stock options. We believe that our stock option program directly motivates our employees and, through the use of vesting, encourage our employees to remain with us. In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), which requires the measurement and recognition of compensation expense for all stock-based compensation payments. SFAS No. 123(R) requires that we record compensation expense for stock options using the fair value of those awards. During fiscal 2007, we recorded $2.2 million related to stock-based compensation, which negatively impacted our operating results. We believe that SFAS No. 123(R) will continue to negatively impact our operating results.

To the extent that SFAS No. 123(R) makes it more expensive to grant stock options, we may decide to incur increased cash compensation costs. In addition, actions that we may take to reduce stock-based compensation expense that may be more severe than any actions our competitors may implement may make it difficult to attract, retain and motivate employees, which could adversely affect our competitive position as well as our business and operating results. These actions may also unfavorably influence our future Chief Financial Officer's transition into our management team.

Our low-density flash memory products may become obsolete.

A portion of our net revenues have been and continue to be derived from sales of low density flash memory products. Flash memory products represented 6.5%, 8.3% and 9.6 % of our net revenues for fiscal 2007, 2006 and 2005, respectively. In general, the market for flash memory products has been characterized by competing technologies, migration of demand to larger memory sizes and intense overall competition. Other flash memory vendors continue to design, develop and sell flash memory devices with larger memory in reaction to changes in market demand. This transition to larger flash memory sizes is resulting in a limited and shrinking market for the low density flash memory products that we currently offer. We have decided not to develop any of the higher density flash memory devices due to the extreme competition in the medium and high density flash memory market and the considerable costs of development associated with it. Due to these and other factors, we may experience declining net revenues from our low-density flash memory products, which could harm our operating results.

Risks Related to Our Industry and Competition

Competition in our markets may lead to reduced average selling prices of our products, reduced sales of our products or gross margins.

The non-volatile memory market is competitive and has been characterized by rapid price erosion, manufacturing capacity constraints and limited product availability. Average selling prices in the non-volatile memory market generally, and for our products in particular, have fluctuated significantly over the life of each product and, over the long term, the average selling price of each product has tended to decline. Declines in average selling prices for our products, if not offset by reductions in the cost of producing those products or by sales of new products with higher gross margins, would decrease our overall gross margins, could cause a negative adjustment to the value of our inventories and could materially and adversely affect our operating results.

We compete with major domestic and international semiconductor companies, many of which have substantially greater financial, technical, marketing, distribution and other resources. We may not be able to compete successfully in the future. Our more mature products, such as serial and parallel EEPROM devices, compete on the basis of price, product availability and customer service. Principal competitors for our EEPROM products currently include Atmel Corporation, STMicroelectronics N.V. and Microchip Technology Incorporated. Principal competitors for our low density flash products include Integrated Silicon Solution, Inc. Principal competitors for our analog/mixed-signal products include Fairchild Semiconductor International, Inc., Intersil Corporation, Linear Technology Corporation, Maxim Integrated Products, National Semiconductor and Texas Instruments Incorporated.

The semiconductor industry is highly cyclical in nature, which may cause our operating results to fluctuate.

We operate in a highly cyclical industry that has been subject to significant economic downturns often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. During such downturns, we experience reduced product demand and production overcapacity, which result in competitive pricing pressures leading to accelerated erosion of average selling prices and reduced gross margins. These downturns may occur for extended periods. Accordingly, we may experience substantial period-to-period fluctuations in operating results.

Our continued success depends in large part on the continued growth of various electronics industries that use semiconductors. We attempt to identify changes in market conditions as soon as possible; however, market dynamics make our prediction of and timely reaction to such events difficult. Our business could be harmed in the future by additional cyclical downturns in the semiconductor industry or by slower growth by any of the markets served by our end customers' products.

If our products fail to keep pace with the rapid changes in the semiconductor industry, we could lose customers and revenues.

The markets for our products are characterized by rapidly changing customer demand, over or under utilization of manufacturing capacity and price fluctuations. To compete successfully, we must introduce new products in a timely manner at competitive price, quality and performance levels. In particular, our future success will depend on our ability to develop and implement new design and process technologies which enable us to reduce product costs. Our business, financial condition and results of operations could be materially adversely affected by delays in developing new products, achievement of volume production and market acceptance of new products, successful completion of technology transitions of our existing products to new process geometries or foundries with acceptable yields and reliability.

Risks Related to Our Intellectual Property

Our business may be harmed if we fail to protect our proprietary technology.

We rely on a combination of patents, trademarks, copyrights, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights. We currently have 26 patents granted and 15 pending in the United States and intend to seek further United States and international patents on our technology. The expiration dates of our patents range from January 2008 to June 2025. We cannot be certain that patents will be issued from any of our pending applications, that patents will be issued in all countries where our products can be sold or that any issued patents will be of sufficient scope or strength to provide meaningful protection or any commercial advantage. Our competitors may also be able to design around our patents. The laws of some countries in which our products are or may be developed, manufactured or sold may not protect our products or intellectual property rights to the same extent as do the laws of the United States, increasing the possibility of piracy of our technology and products. Although we intend to vigorously defend our intellectual property rights, we may not be able to prevent misappropriation of our technology. Our competitors may also independently develop technologies that are substantially equivalent or superior to our technology.

Our ability to produce our products may suffer if someone claims we infringe on their intellectual property.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which have resulted in significant and often protracted and expensive litigation. In addition, it is typical for companies in the industry to receive notices from time to time that allege infringement of patents or other intellectual property rights. We may receive other notices or become a party to other proceedings alleging our infringement of patents or intellectual property rights in the future. If it is necessary or desirable, we may seek licenses under such patents or other intellectual property rights. However, we cannot be certain that licenses will be offered or that we would find the terms of licenses that are offered acceptable or commercially reasonable. Our failure to obtain a license from a third party for technology used by us could cause us to incur substantial liabilities and to suspend the manufacture of the affected products. Furthermore, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Litigation by or against us could result in significant expense and divert the efforts of our technical personnel and management, whether or not the litigation results in a favorable resolution. In the event of an adverse result in any litigation, we could be required to:

- pay substantial damages;
- pay amounts to indemnify our customers;
- stop the manufacture and sale of the infringing products;
- expend significant resources to develop non-infringing technology;
- discontinue the use of certain processes; or
- obtain licenses to the technology.

We may be unsuccessful in developing non-infringing products or negotiating licenses with reasonable terms, or at all. These problems might not be resolved in time to avoid harming our results of operations. If any third party makes a successful claim against our customers or us and a license is not made available to us on commercially reasonable terms, our business could be harmed.

We may be subject to damages resulting from claims that we have wrongfully used the alleged trade secrets of our employees' former employers.

Many of our employees were previously employed at other companies, including our competitors or potential competitors. Although we have no current or pending claims against us, we may be subject to claims that we have relied on information that these employees have inadvertently, or otherwise, disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to develop new products, which could severely harm our business. Even if we are successful, litigation could result in substantial costs and be a distraction to management.

We may not be able to expand our proprietary technology if we do not acquire rights to use key technologies, consummate potential acquisitions or investments or successfully integrate them with our business.

To expand our proprietary technologies, we may acquire or make investments in complementary businesses, technologies or products if appropriate opportunities arise. We may be unable to identify suitable acquisition or investment candidates at reasonable prices or on reasonable terms or consummate transactions with such candidates, the failure of which could slow our growth. We may also have difficulty in acquiring licenses to use proprietary technologies of third parties to expand our product lines. We may have difficulty integrating the acquired products, personnel or technologies of any acquisition we might make. These difficulties could disrupt our ongoing business, limit our future growth, distract our management and employees and increase our expenses.

Risks Related to Our Stock

Our stock is subject to substantial price and volume fluctuations due to a number of factors, many of which are beyond our control, and those fluctuations may prevent our stockholders from reselling our common stock at a profit.

The trading price of our common stock has in the past been and could in the future be subject to significant fluctuations in response to:

- quarterly variations in our results of operations;
- announcements of technological innovations or new products by us, our customers or competitors;
- our failure to achieve the operating results anticipated by analysts or investors;
- sales or the perception in the market of possible sales of a large number of shares of our common stock by our directors, officers, employees or principal stockholders;
- international political, socioeconomic and financial instability, including instability associated with military action in Afghanistan, Iraq or other conflicts;
- releases or reports by or changes in security analysts' recommendations; and
- developments or disputes concerning patents or proprietary rights or other events.

If our net revenues and results of operations are below the expectations of investors, significant fluctuations in the market price of our common stock could occur. Furthermore, because our stock generally trades at relatively low volumes, any sudden increases in trading volumes can cause significant volatility in the stock price. In addition, the securities markets have, from time to time, experienced significant price and volume fluctuations, which have particularly affected the market prices for high technology companies and often are unrelated and disproportionate to the operating performance of particular companies. These broad market fluctuations, as well as general economic, political and market conditions, may negatively affect the market price of our common stock.

Our charter documents, Delaware law and our stockholder rights plan contain provisions that may inhibit potential acquisition bids, which may adversely affect the market price of our common stock, discourage merger offers or prevent changes in our management.

Our board of directors has the authority to issue up to 2,000,000 shares of preferred stock and to determine the rights, preferences, privileges and restrictions, including voting rights, of the shares without any further vote or action by our stockholders. If we issue any of these shares of preferred stock in the future, the rights of shareholders of our common stock may be negatively affected. If we issue preferred stock, a change of control of our company could be delayed, deferred or prevented. We have no current plans to issue shares of preferred stock. Section 203 of the Delaware General Corporation Law restricts certain business combinations with any "interested stockholder" as defined by that statute. In addition, our certificate of incorporation and bylaws contain certain other provisions that may have the effect of delaying, deferring or preventing a change of control. These provisions include:

- the classification of our board so that only a portion of our directors are elected each year and each director serves a three year term;
- the elimination of actions by written consent of stockholders; and
- the establishment of an advance notice procedure and a minimum holding requirement for stockholder proposals and director nominations to be acted upon at annual meetings of the stockholders.

In December 2006, our board of directors adopted a stockholder rights plan with a term of ten years which will expire in December 2016. Under this plan, we issued a dividend of one right for each share of our common stock. Each right initially entitles stockholders to purchase one one-thousandth of a share of our preferred stock for $18.00. However, the rights are not immediately exercisable. If a person or group acquires, or announces a tender or exchange offer that would result in the acquisition of 15% of our common stock, unless the rights are redeemed by us for $0.01 per right, the rights will become exercisable by all rights holders, except the acquiring person or group, for shares of our common stock or the stock of the third party acquirer having a value of twice the right's then-current exercise price.

These provisions are designed to encourage potential acquirers to negotiate with our board of directors and give our board of directors an opportunity to consider various alternatives to increase stockholder value. These provisions are also intended to discourage certain tactics that may be used in proxy contests. However, the potential issuance of preferred stock, our charter and bylaw provisions, the restrictions in Section 203 of the Delaware General Corporation Law and our stockholder rights plan could discourage potential acquisition proposals and could delay or prevent a change in control, which may adversely affect the market price of our stock. These provisions and plans may also have the effect of preventing changes in our management or board of directors.

We may be the subject of securities class action litigation due to future stock price volatility.

In the past, when the market price of a stock has been volatile, holders of that stock have often initiated securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. The lawsuit could also divert the time and attention of our management.

Item 1B. ***Unresolved Staff Comments***

Not Applicable.

Item 2. ***Properties***

In August 2006, we moved our principal administrative, sales, marketing, research and development and sort facility to a 41,965 square-foot building in Santa Clara, California that we purchased on March 16, 2006. Prior to moving into the new facility, we leased space in a building of approximately 42,500 square feet in Sunnyvale, California. This lease ended in July 2006.

In addition, we purchased our research and development facility in Bucharest, Romania, consisting of 25,800 square feet, in August 2004. We lease sales office space in East Dundee, Illinois; Shanghai and Shenzhen, China; Oxford, United Kingdom; Munich, Germany; Yokohama, Japan; Singapore; Seoul, South Korea; and Taipei, Taiwan; and an operations site in Bangpa-in, Thailand. We believe that our existing facilities are adequate to meet our current needs and that additional or alternative space will be available in the future on commercially reasonable terms.

Item 3. ***Legal Proceedings***

We are not party to any material legal proceedings as of the date of this report.

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year ended April 29, 2007.

PART II

Item 5. ***Market for Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities***

Common Stock Market Prices and Dividends

Our common stock is quoted on the NASDAQ Global Market under the symbol "CATS." The following table sets forth, for the periods indicated, the high and low closing sales price per share of our common stock as reported on the NASDAQ Global Market.

	Price Range	
	High	Low
Fiscal year ended April 29, 2007		
First Quarter	$5.01	$3.23
Second Quarter	3.70	3.20
Third Quarter	3.70	3.13
Fourth Quarter	3.84	3.14
Fiscal year ended April 30, 2006		
First Quarter	$5.06	$4.16
Second Quarter	5.19	4.30
Third Quarter	5.20	4.50
Fourth Quarter	5.05	4.60

As of April 29, 2007, there were approximately 144 holders of record of our common stock, excluding those persons holding shares in street or nominee name. The actual number of our stockholders is greater than this number of holders of record.

Dividend Policy

We have never declared or paid any cash dividends on our common stock or other securities. We currently expect to retain future earnings for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future.

Purchases of Our Stock

The following table sets forth certain information regarding purchases by us of shares of our common stock during the fourth quarter of fiscal 2007.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
February 2007	—	$ —	—	888,381
March 2007	102,395	3.56	102,395	785,986
April 2007	—	—	—	785,986
Total	102,395	$3.56	102,395	

(1) In September 2005 our board of directors authorized a new stock repurchase program to repurchase up to 1.0 million shares of its common stock. Prior to September 2005, the board of directors authorized the repurchase of 3.5 million shares. In subsequent periods, our board of directors amended the program and authorized the purchase of up to an aggregate of 2.0 million shares of our common stock. The purpose of these share repurchase programs is to reduce the long-term potential dilution in earnings per share that might result from issuances under our stock option plans. Through

April 29, 2007 (excluding repurchases of shares from Elex N.V.) we have repurchased 4,714,014 shares under our board of director's authorized repurchase plans at a total cost of $19,175,197 or an average cost per share of $4.07 per share. See "Note 3—Stock-based Compensation" in Part IV, Item 15(a)(1) of this Annual Report on Form 10-K.

Stock Performance Graph

The following graph compares the cumulative total return to stockholders of our common stock from April 30, 2002 to April 30, 2007 to the cumulative total return over such period of (i) the S&P 500 Index and (ii) the S&P Semiconductors Index. The graph assumes that $100 was invested on April 30, 2002 in our common stock and in each of the other two indices and the reinvestment of all dividends, if any.

The information contained in the Performance Graph shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that Catalyst specifically incorporates it by reference into any such filing. The graph is presented in accordance with SEC requirements. Stockholders are cautioned against drawing any conclusions from the data contained therein, as past results are not necessarily indicative of future performance.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN*

Among Catalyst Semiconductor, Inc., The S&P 500 Index

And The S&P Semiconductors Index



$300
$250
$200
$150
$100
$50
$0
2002
2003
2004
2005
2006
2007
Catalyst Semiconductor, Inc.
S&P 500
S&P Semiconductors

* $100 invested on April 30, 2002 in stock or index-including reinvestment of dividends. For purposes of presentation, data presented above reflect April 30 of each year.

Item 6. ***Selected Financial Data***

The selected consolidated financial data set forth below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto in this Annual Report on Form 10-K. Historical results are not necessarily indicative of results to be expected in the future.

	Fiscal Year Ended				
	April 29, 2007	April 30, 2006	May 1, 2005	May 2, 2004	April 27, 2003
	(In thousands, except per share data)				
Consolidated Statements of Operations Data:					
Net revenues	$66,350	$60,217	$62,320	$63,538	$48,221
Cost of revenues	44,238	36,900	35,852	37,375	28,396
Gross profit	22,112	23,317	26,468	26,163	19,825
Research and development	7,844	7,472	7,910	7,130	5,223
Selling, general and administrative	15,748	13,445	13,696	11,453	10,020
Income (loss) from operations	(1,480)	2,400	4,862	7,580	4,582
Interest income and other, net	1,339	1,175	732	379	382
Income (loss) before income taxes	(141)	3,575	5,594	7,959	4,964
Income tax provision (benefit)	288	1,019	1,773	(1,408)	(1,354)
Net income (loss)(1)	$ (429)	$ 2,556	$ 3,821	$ 9,367	$ 6,318
Net income (loss) per share:					
Basic	$ (0.03)	$ 0.15	$ 0.22	$ 0.57	$ 0.38
Diluted	$ (0.03)	$ 0.14	$ 0.20	$ 0.48	$ 0.34
Weighted average common shares:					
Basic	16,341	16,685	17,507	16,567	16,721
Diluted	16,341	18,220	19,485	19,411	18,339

(1) In fiscal 2004 and fiscal 2003, our net income was favorably impacted by $4.7 million and $1.9 million, respectively, due to the reversals of our tax valuation allowance.

	April 29, 2007	April 30, 2006	May 1, 2005	May 2, 2004	April 27, 2003
	(In thousands, except per share data)				
Consolidated Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$28,658	$29,139	$33,793	$33,809	$27,906
Total working capital	42,127	43,268	48,084	46,338	39,017
Total assets	69,212	70,420	70,061	66,865	50,588
Total current liabilities	10,957	12,890	12,193	12,877	8,235
Total long-term liabilities and capital lease obligations	—	—	—	—	—
Stockholders' equity	58,255	57,530	57,868	53,988	42,353

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

EXPLANATORY NOTE

The following discussion should be read together with the consolidated financial statements and notes thereto included in this annual report on Form 10-K. Certain statements in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" are forward-looking statements. These forward-looking statements contained herein are based on current expectations and involve various risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. See the risks and uncertainties identified in "Part I. Item 1A. Risk Factors" above and in the documents filed by us from time to time with the SEC. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Overview

We design, develop and market a broad line of reprogrammable non-volatile memory products and analog/mixed-signal products. Our products are used by manufacturers of electronic products in a wide range of consumer, computing, communications, industrial and automotive applications. We generally target high volume markets for our cost effective, high quality products. Through periods of tight manufacturing capacity and cyclical downturns, we have demonstrated long-term commitment to the memory products market.

The market for our non-volatile memory is highly competitive and market participants have relatively weak pricing power. Average selling prices of our non-volatile memory products have declined over time and prices are sensitive to conditions in our OEM customers' target markets. In fiscal 2007, we experienced an increase in total unit volume sold to end customers, driven by strong demand particularly for our EEPROM and analog/mixed-signal products. However, this increase in unit volume was partly offset by an overall decrease in average selling prices. In general, we expect the average selling price for a given memory product to decline in the future, primarily due to market competition, product availability and manufacturing capacity. In response to that trend, we continue to work with our foundries and other vendors to increase the manufacturing efficiency of our products.

We are leveraging our extensive experience in high volume, reprogrammable memory products to develop complementary analog/mixed-signal products that offer our customers a more complete system solution. We have strengthened and expanded the expertise of our research and development team by establishing our own development center in Bucharest, Romania and by hiring additional engineers in Romania and in our Santa Clara, California headquarters. In fiscal 2006, we purchased a building in Santa Clara, California that houses our principal offices and our principal wafer test operations, which were previously located in Sunnyvale, California. The move provides employees with modern facilities and makes efficient use of space while reducing our occupancy costs. We continue to make substantial investments in research and development to advance our non-volatile memory products, as well as develop broader solutions with our line of analog/mixed-signal products. In fiscal 2007, we formed a subsidiary in Thailand that will perform a portion of the inventory management and processing functions that are currently subcontracted to Trio-Tech. This is expected to reduce our expenses and improve our control over the personnel and assets located in Thailand.

Sales of our analog/mixed-signal products continued to trend upwards, reaching 8.9% of net revenues in fiscal 2007 as compared to 7.6% of net revenues in fiscal 2006. We expect net revenues from analog/mixed-signal products to comprise a larger portion of our net revenues in the future.

Our business is less capital intensive than traditional semiconductor companies since we outsource to third parties the manufacturing, assembling and most of the testing of our products. We strive to maintain long-term relationships with our suppliers to ensure stability in our supply of products at a competitive cost. In addition, in an effort to alleviate any potential wafer capacity constraints, we maintain a supply of wafers in a die bank for selected products.

We market and sell our products directly through our sales force and sales representatives to OEMs and indirectly through distributors and resellers who sell to their end customers. Indirect sales represented 56.8% of net revenues in fiscal 2007 as compared to 60.2% in fiscal 2006. Our total customer base, including OEMs and end-customers of our distributors and resellers, is relatively diverse and during fiscal 2007 consisted of more than 3,000 end customers. We have approximately 49 distributors and resellers.

Distributors and resellers have accounted for a significant portion of our net revenues in the past. For fiscal 2007 and 2006, Avnet, Inc. represented 10.3% and 11.8%, respectively, of our net revenues. For fiscal 2005, none of our direct or indirect customers represented 10.0% or more of our net revenues.

Our sales are initiated by purchase orders received from our customers and are typically shipped within a few weeks of receiving the order. Since industry practice allows customers to reschedule or cancel orders on relatively short notice, we do not use backlog to forecast our future net revenues. Cancellations of customer orders, distributor price protection and distributor stock rotation rights, all industry standards, could result in the loss of future net revenues without allowing us sufficient time to reduce our inventory and operating expenses.

Sales to customers outside the United States comprised 92.1%, 88.2% and 88.0% of our net revenues for fiscal 2007, fiscal 2006 and fiscal 2005, respectively. Substantially all sales of our products are denominated in U.S. dollars, minimizing the effects of foreign currency fluctuations.

Our net revenues in fiscal 2005 benefited by approximately $1.0 million from the termination of price adjustment and stock rotation rights of certain small regional resellers, which had not historically used those rights that resulted in recognition of revenue and gross margin for the inventories held by such resellers. We did not have similar benefits in fiscal 2007 or 2006.

Description of Operating Accounts

Net Revenues. Net revenues consist of product sales, net of returns and allowances.

Gross Profit. Gross profit is net revenues less cost of revenues and is affected by a number of factors, including competitive pricing, product mix, foundry pricing, the cost of test and assembly services and manufacturing yields. Cost of revenues consists primarily of costs of manufacturing, assembly and testing of our products, compensation (including stock-based compensation) and associated costs related to manufacturing support, inbound freight shipments and quality assurance personnel, as well as provision for excess and obsolete inventories and any recoveries from sales of previously written down inventories. It also can include, on occasion, adjustments to inventory valuations based on demand and average selling prices expected in future periods.

Research and Development Research and development expense consists primarily of compensation (including stock-based compensation) and associated costs for engineering, technical and support personnel, contract engineering services, depreciation of equipment and cost of wafers and mask sets used to evaluate new products and new versions of current products.

Selling, General and Administrative. Selling, general and administrative expense consists primarily of compensation (including stock-based compensation) and associated costs for sales, marketing and administrative personnel, commissions, promotional activities, bad debt expense, outbound freight shipments, professional fees and director and officer insurance.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, cost of revenues, expenses and related disclosure of contingencies. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, inventory valuation, accounts receivable and allowance for doubtful accounts, stock-based compensation and income taxes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, and apply them on a consistent basis. We believe that such consistent application results in condensed consolidated financial statements and accompanying notes that fairly represent our financial condition, operating results and cash flows for all periods presented. However, any factual errors or errors in these estimates and judgments may have a material impact on our financial conditions, operating results and cash flows.

Recognition of Revenues

We generally recognize revenues as products are shipped if all of the following criteria are met:

- we have evidence that a sales arrangement exists;
- our customer has taken title to the products;
- we have performed the services, if any;
- the sales price is fixed or determinable;
- we believe that collection of the resulting receivable is reasonably assured; and
- we can reasonably estimate product returns.

We sell our products directly through our sales force and sales representatives to OEMs and indirectly through distributors and resellers who sell to their end customers. We recognize revenues upon delivery to OEM customers and resellers who have no, or limited, product return rights and no price protection rights. We deem that delivery occurs when legal title and the risk of loss transfers to the customer. Delivery is generally defined by the customers' shipping terms, as stated in the related purchase order. If the customers' purchase orders do not define the shipping terms, the shipping terms will be Ex-Works as defined in our invoice. We record an estimated allowance for returns from OEM customers and resellers, based on a percentage of our revenues. This estimate is based on historical averages.

We sell products to certain distributors under agreements that provide for product return and price protection rights. These agreements generally permit the distributor to return up to 10% by value of the total products that the distributor has purchased from us every six months. We defer recognition of revenues until the time the distributor resells the product to an end-customer, at which time the sales price becomes fixed. On a monthly basis, we receive point of sales and ending inventory information from each distributor. Using this information, we determine the amount of revenues to recognize. For distributors who have product return rights, we also record an inventory reserve to address the cost of products we anticipate that we will not be able to resell after their return by the distributors. For distributors who have price protection rights, distributors may take the associated credits immediately and in general, we process the credits one or two months after the credit is earned by the distributor. We record a reserve to cover the estimated liability of those unprocessed credits.

In assessing the timing of revenue recognition from sales to distributors and resellers, we consider both direct and indirect risks of returns and price protection associated in our business dealings with them. We recognize that we may accept returns or grant price protection to certain resellers, even though the sales contracts do not explicitly provide for such rights. Accordingly, we account for sales to such resellers on a sell through basis.

We re-evaluate our revenue recognition policies periodically and no less often than annually.

Inventory Valuation

We value our inventory at the lower of standard cost or net realizable value. Standard cost approximates actual cost on a first-in, first-out basis. We routinely evaluate the value and quantities of our inventory in light of the current market conditions and market trends and we record reserves for quantities in excess of demand, cost in excess of market value and product age. Our analysis may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sales of existing products, product age, customer design activity, customer concentration and other factors. Our forecasts for our inventory may differ from actual inventory use.

We reduce the value of our inventory by analyzing on-hand quantities and open purchase orders which are in excess of demand equal to the cost of inventory that exceeds expected demand for approximately the next 12 to 15 months. We make judgments in establishing these reserves and do not establish reserves if we believe we can sell the excess inventory. If market conditions are less favorable than those we estimate, we may be required to write down inventory. If we overestimate the future selling prices, we will incur additional losses when the inventory is sold for a lower price or when we establish additional write downs to cover the even lower estimated sales price. Once written down, we do not reverse inventory provisions until the associated inventory has been sold or physically scrapped.

Allowance for Doubtful Accounts

We estimate the collectibility of our accounts receivable at the end of each reporting period. We analyze the aging of accounts receivable and bad debt history, payment history, customer concentration, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. We maintain an allowance for doubtful accounts, which is created by charges to selling, general and administrative expenses. Our accounts receivable balance was $10.4 million, net of allowance for doubtful accounts of $108,000 as of April 29, 2007.

Stock-Based Compensation

Effective May 1, 2006, we adopted the provisions of SFAS No. 123(R). We estimate the fair value of stock options using the Black-Scholes model, consistent with the provisions of SFAS No. 123(R) and SEC Staff Accounting Bulletin No. 107, *"Share-Based Payment."* Option-pricing models require the input of highly subjective assumptions, including the price volatility of the underlying stock. The expected term assumption used in calculating the estimated fair value of our stock-based compensation awards using the Black-Scholes model is based primarily on detailed historical data about employees' exercise behavior, vesting schedules, and death and disability probabilities. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. We estimate the forfeiture rate based on historical experience of our stock-based awards that have been granted and forfeited prior to vesting. Stock-based compensation is amortized on a straight-line basis and allocated to cost of revenues, research and development and selling, general and administrative expenses in the accompanying consolidated statements of operations based on the related employee's function.

Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our current tax exposure and assessing temporary differences resulting from differing treatment of items, such as deferred revenues, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included on our balance sheet on a net basis. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we establish a valuation allowance or increase this allowance in a period, we will include an additional tax provision in the statement of operations.

The calculation of tax liabilities involves dealing with uncertainties in the application of complex global tax regulations. The Company recognizes potential liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities that would result in tax benefits being recognized in the period when the Company determines that liabilities are not longer necessary. If the estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result.

We make significant judgments in determining our provision for income taxes, our deferred tax assets and any valuation allowance recorded against our net deferred tax asset. As of April 29, 2007 and April 30, 2006, our gross deferred tax assets, consisting primarily of net operating loss carryforwards, tax credit carryforwards and nondeductible reserves and accruals, were valued at $6.8 million and $7.5 million, respectively. Our valuation allowance was zero as we have concluded that it is more likely than not that all of our deferred tax assets will be realizable, based on available objective evidence and our history of taxable income.

Results of Operations

The following table sets forth the results of our operations as a percentage of net revenues for the periods indicated:

	Fiscal Year Ended		
	April 29, 2007	April 30, 2006	May 1, 2005
Net revenues	100.0%	100.0%	100.0%
Cost of revenues	66.7	61.3	57.5
Gross profit	33.3	38.7	42.5
Operating expenses:			
Research and development	11.8	12.4	12.7
Selling, general and administrative	23.7	22.3	22.0
Income (loss) from operations	(2.2)	4.0	7.8
Interest income and other, net	2.0	2.0	1.2
Income (loss) before income taxes	(0.2)	6.0	9.0
Income tax provision	0.4	1.8	2.9
Net income (loss)	(0.6)%	4.2%	6.1%

The following table sets forth net revenues (in thousands) and percentage of net revenues by product group:

	Fiscal Year Ended					
	April 29, 2007		April 30, 2006		May 1, 2005	
EEPROM	$56,150	84.6%	$50,597	84.1%	$53,397	85.7%
Flash	4,284	6.5	5,016	8.3	5,983	9.6
Analog/mixed-signal	5,916	8.9	4,604	7.6	2,940	4.7
Net revenues	$66,350	100.0%	$60,217	100.0%	$62,320	100.0%

Comparison of Fiscal 2007 and 2006

Net Revenues. Our net revenues increased $6.2 million, or 10.2%, to $66.4 million for fiscal 2007 from $60.2 million for fiscal 2006. The increase in net revenues was primarily due to a 24.1% increase in total unit volume sold to end customers from 416 million units in fiscal 2006 to 517 million units in fiscal 2007, driven by strong demand particularly for our EEPROM and analog/mixed-signal products. Combined sales of our EEPROM and analog/mixed signal products increased approximately $6.9 million or 12.4%. This increase was partially offset by lower unit volume sales of our flash memory products, which decreased $732,000 or 14.6%. However, intensified market competition resulted in an overall decrease of 11.2% in average selling prices.

Sales to customers outside the United States represented approximately 92.1% and 88.2% of net revenues in fiscal 2007 and fiscal 2006, respectively.

Gross Profit. Gross profit decreased $1.2 million, or 5.2%, to $22.1 million for fiscal 2007 from $23.3 million for fiscal 2006. Gross margin, which equals gross profit divided by net revenues, was 33.3% for fiscal 2007 and 38.7% for fiscal 2006. The decrease in gross profit was due to a significant decline in average selling prices that we were not able to fully offset with a decline in our costs; lower revenues from our flash memory products which generally carry higher margins; and inventory write-offs stemming from the transition to .35 micron technology and products not compliant with new environmental standards. The benefit from sales of previously written down inventory was $575,000 for fiscal 2007 and $794,000 for fiscal 2006, and provisions for excess and obsolete inventory were $2.2 million for fiscal 2007 and $1.0 million for fiscal 2006. The net impact of these inventory provisions was a decrease in gross profit of $1.6 million in fiscal 2007 as compared to a decrease in gross profit of $232,000 in fiscal 2006.

Research and Development. Research and development expense increased $372,000, or 5.0%, to $7.8 million for fiscal 2007 from $7.5 million for fiscal 2006. As a percentage of net revenues, research and development expense was 11.8% and 12.4% for fiscal 2007 and fiscal 2006, respectively. For fiscal 2007, we experienced an increase in payroll and related costs of approximately $915,000, of which $761,000 related to stock-based compensation costs resulting from our adoption of SFAS No. 123(R). This amount was offset by a decrease in wafer fabrication tooling of $154,000 due to the progression of .35 micron technology transition from development in fiscal 2006 to production in fiscal 2007, and a decrease in depreciation and amortization of $385,000 due to assets reaching the end of their useful lives.

Selling, General and Administrative. Selling, general and administrative expense increased $2.3 million, or 17.1%, to $15.7 million for fiscal 2007 from $13.4 million for fiscal 2006. As a percentage of net revenues, selling, general and administrative expense was 23.7% and 22.3% for fiscal 2007 and fiscal 2006, respectively. The increase was primarily attributable to a $1.9 million increase in salary and benefits, of which $1.4 million related to stock-based compensation costs resulting from our adoption of SFAS No. 123(R). In addition, sales commissions increased $377,000 as a result of higher revenues. In fiscal 2007, selling, general and administrative costs were favorably impacted by the reversal of an accrual of approximately $270,000 that we did not consider necessary.

Interest Income and Other, Net. We earned interest income and other, net, of $1.3 million for fiscal 2007, as compared to interest income and other, net, of $1.2 million for fiscal 2006. The slight increase in interest income and other, net, primarily relates to a higher rate of return, despite the lower average balances of our cash, cash equivalents and short-term investments for fiscal 2007. Our rate of return was approximately 4.8% for fiscal 2007 compared to approximately 3.4% for fiscal 2006.

Income Tax Provision. The provision for income taxes was $288,000 for fiscal 2007. The provision for income taxes was $1.0 million for fiscal 2006. The effective income tax rate for fiscal 2007 is higher than the statutory U.S. federal income tax rate of 34.0% primarily due to the non-deductible stock compensation charges associated with incentive stock options recorded as a result of our adoption of SFAS No. 123(R) in fiscal 2007. The provision for income taxes in fiscal 2006 was favorably impacted by the reversal of certain tax accruals upon expiry of the related statute of limitations. See Note 7 at Notes to Consolidated Financial Statements.

Comparison of Fiscal 2006 and 2005

Net Revenues. Our net revenues decreased $2.1 million, or 3.4%, to $60.2 million for fiscal 2006 from $62.3 million for fiscal 2005. The decrease in net revenues was primarily due to a decrease in EEPROM average selling prices, which led to a decline of net revenues from our EEPROM and flash memory products of $3.8 million. This decrease was partially offset by an increase in net revenues from our analog/mixed-signal products of $1.7 million, or 58.6% to $4.6 million for fiscal 2006 from $2.9 million for fiscal 2005, which resulted from the introduction of new products and increased sales to our existing OEM customer base. While we experienced an improved market demand that resulted in a 9.0% increase in total unit volume sold to end customers in fiscal 2006, net revenues decreased overall because the increase in total unit volume was offset by an 11.0% decrease in overall average selling prices from increased market competition in the more recent period.

In addition, our net revenues in fiscal 2005 benefited by approximately $1.0 million from the termination of price adjustment and stock rotation rights of certain small regional resellers that had not historically used those rights, which resulted in recognition of revenue and gross margin for the inventories held by such resellers. We did not experience a similar benefit in fiscal 2006.

Sales to customers outside the United States represented approximately 88.0% of net revenues in both fiscal 2006 and fiscal 2005.

Gross Profit. Gross profit decreased $3.2 million, or 11.9%, to $23.3 million for fiscal 2006 from $26.5 million for fiscal 2005. Gross margin, which equals gross profit divided by net revenues, was 38.7% for fiscal 2006 and 42.5% for fiscal 2005. The decrease in gross profit was primarily due to increased market competition resulting in a decline in overall average selling prices, as well as the unfavorable impact of movements in our inventory reserves in fiscal 2006 as compared to fiscal 2005. The benefit from sales of previously reserved inventory was $794,000 for fiscal 2006 and $1.0 million for fiscal 2005, and provisions for excess and obsolete inventory were $1.0 million for fiscal 2006 and $1.1 million for fiscal 2005. The net impact of these inventory provisions was a decrease in gross profit of $232,000 in fiscal 2006 as compared to a decrease in gross profit of $83,000 in fiscal 2005.

Research and Development. Research and development expense decreased $438,000, or 5.5%, to $7.5 million for fiscal 2006 from $7.9 million for fiscal 2005. As a percentage of net revenues, research and development expense was 12.4% in fiscal 2006 and 12.7% in fiscal 2005. The decrease in research and development expense was primarily attributable to a $152,000 decrease in employee incentive compensation, a $143,000 decrease in wafer fabrication and test and assembly costs and a $133,000 decrease in facilities and insurance costs for our research and development activities.

Selling, General and Administrative. Selling, general and administrative expense decreased $251,000, or 1.8%, to $13.4 million for fiscal 2006 from $13.7 million for fiscal 2005. As a percentage of net revenues, selling, general and administrative expense was 22.3% in fiscal 2006 and 22.0% in fiscal 2005. The decrease in selling, general and administrative expense was primarily attributable to a decrease in employee incentive and commission related compensation of $329,000, a decrease in consulting work performed for Section 404 compliance of $224,000, offset by an increase in depreciation expense for our new enterprise resource planning systems of $104,000, an increase in freight expense of $139,000 for increased unit shipments and an increase in marketing expense of $58,000.

Interest Income and Other, net. We earned interest income and other, net, of $1.2 million in fiscal 2006 as compared to interest income and other, net, of $732,000 in fiscal 2005. Our rate of return on our average balance of cash, cash equivalents and short-term investments was approximately 3.4% in fiscal 2006 and approximately 1.8% in fiscal 2005. The change was due to higher average interest rates experienced in fiscal 2006 compared to fiscal 2005, partially offset by lower investable cash.

Income Tax Provision (Benefit). The provision for income taxes was $1.0 million, or 28.5% of income before taxes, for fiscal 2006. The provision for income taxes was $1.8 million or 31.7% of income before taxes, for fiscal 2005. The income tax rates are impacted by the level of available tax credits as compared to pretax income and the current estimate of the level of income subject to California taxation. The provision for income taxes in fiscal 2006 has also been favorably impacted by the reversal of certain tax accruals upon expiry of the related statute of limitations.

Liquidity and Capital Resources

At April 29, 2007, we had cash, cash equivalents and short-term investments of $28.7 million. During fiscal 2007, we repurchased 355,795 shares of common stock for approximately $1.3 million. We invest our excess cash in short-term financial instruments to generate interest income. These instruments are U.S. government debt securities, the majority of which have maturities that are less than one year. They are highly liquid and can be converted to cash at any time.

Historically, our primary source of cash has been provided through operations and the issuance of our common stock. Our historical uses of cash have primarily been for operating activities as well as capital expenditures. Supplemental information pertaining to our historical sources and uses of cash is presented as follows and should be read in conjunction with our Consolidated Statements of Cash Flows and notes thereto (in thousands):

	Fiscal Year Ended		
	April 29, 2007	April 30, 2006	May 1, 2005
Net cash provided by operating activities	$4,820	$4,473	$ 4,868
Net cash proceeds from sales and (purchases) of short-term investments	9,411	1,425	(6,285)
Acquisitions of property and equipment	4,261	5,728	4,126
Treasury stock purchases	1,253	4,503	9,553

Net Cash from Operating Activities

In fiscal 2007, net cash generated in operating activities was $4.8 million, which was primarily due to a net loss of $429,000, adjusted for depreciation and amortization of $2.0 million and other non-cash items such as stock-based compensation of $2.2 million, as well as additional inventory provisions of $2.2 million. Cash provided in operating activities included the sale of previously written down inventory of $575,000 and the effect of decreases in inventory of $1.5 million, offset by increases in accounts receivable of $942,000, due in part to the increase in net revenues and timing of shipments and collections. In addition, we made significant payments to vendors during fiscal 2007 for amounts that became due as a result of our increased purchases of inventory in prior periods. As a result, accounts payable and accrued liabilities decreased by $1.8 million during fiscal 2007. Deferred gross profit from distributors decreased $162,000 for fiscal 2007.

In fiscal 2006, we had cash from operating activities of $4.5 million, which resulted from net income of $2.6 million, adjusted for non-cash charges including depreciation and amortization of $1.9 million, a charge of $232,000 for net movements in inventory reserves and a tax benefit of $505,000 related to the exercise of employee stock options. Cash provided by operating activities also included a decrease in gross accounts receivable of $464,000 related to our decrease in net revenues, an increase in accounts payable of $1.5 million primarily due to the timing and amount of inventory purchases, and a decrease in accrued expenses of $1.2 million related primarily to tax liabilities. These decreases were partially offset by an increase in gross inventory of $3.0 million due to faster delivery times from our suppliers, and an increase in our deferred gross profit on shipments to distributors.

In fiscal 2005, we had cash from operating activities of $4.9 million, which resulted from net income of $3.8 million, adjusted for non-cash charges including depreciation and amortization of $1.6 million, a net charge of $1.1 million for movements in inventory reserves, a reduction in gross accounts receivable of $2.6 million, an increase in accounts payable of $1.1 million primarily due to the timing and amount of inventory purchases and an increase in accrued expenses and accrued expenses of $463,000 related primarily to tax liabilities. These increases were partially offset by a reduction of gross inventories of $4.6 million and a decrease of $2.2 million for deferred gross profit on distributor sales due to decreased distributor inventories.

Net Cash from Investing Activities

In fiscal 2007, net cash provided by investing activities was $5.2 million, primarily related to the proceeds from the sales and maturities of our short-term investments of $39.5 million and purchases of short-term investments of $30.1 million. We had capital expenditures of $4.3 million, mostly for construction costs related to our newly acquired headquarters building, as well as for production mask sets and equipment.

In fiscal 2006, cash used by investing activities was $4.3 million. During fiscal 2006 our short-term investments decreased by $1.4 million. We used $5.7 million to acquire property and equipment, of which $3.7 million was used for the purchase of a building in Santa Clara, California, which replaced the leased principal headquarters in Sunnyvale, California.

In fiscal 2005, cash used by investing activities was $10.4 million. During fiscal 2005, our short-term investments increased by $6.3 million as we transferred those funds from cash and cash equivalents. We also used $4.1 million, which was primarily for the purchase of our new building for our R&D operations in Romania and for continuing investments in our new enterprise resource planning and supply chain management systems.

Net Cash from Financing Activities

In fiscal 2007, net cash used in our financing activities was $1.1 million, consisting primarily of $1.3 million used to repurchase an aggregate of 355,795 shares of our common stock on the open market during fiscal 2007, offset by proceeds of $112,000 from the sale of common stock through the exercise of stock options.

In fiscal 2006, cash used by financing activities was $3.4 million, consisting of $4.5 million used for the repurchase of an aggregate of 912,943 shares of common stock on the open market, at an average price per share of $4.93, which was partially offset by $1.1 million in proceeds from the sale of common stock through the exercise of stock options by employees.

In fiscal 2005, cash used by financing activities was $724,000, consisting of $9.6 million for the repurchase of an aggregate of 1,901,176 shares of common stock on the open market, at an average price per share of $5.02, which was partially offset by $8.0 million in net proceeds from our public offering of 1,450,000 shares of common stock in July 2004 and $843,000 in proceeds from the sale of common stock through the exercise of stock options by employees.

Common Stock Repurchase Plan

In September 2001, our board of directors authorized a program for the open market repurchase of up to 1.5 million shares of our common stock. In subsequent periods, our board of directors amended the program and authorized purchases up to an aggregate of 3.5 million shares of our common stock. Upon reaching the maximum number of shares authorized under this program, our board of directors authorized a new stock repurchase program in September 2005 to repurchase up to 1.0 million shares of its common stock. In subsequent periods, our board of directors amended the program and authorized the purchase of up to an aggregate of 2.0 million shares of our common stock. The purpose of these share repurchase programs is to reduce the long-term potential dilution in earnings per share that might result from issuances under our stock option plans. The following table summarizes the activity of the open market repurchase program for the stated periods and does not include our repurchase of shares from Elex N.V.:

	Fiscal Years			
	Total	2007	2006	2005
Shares repurchased in open market	3,169,914	355,795	912,943	1,901,176
Total cost of shares	$15,309,000	$1,253,000	$4,503,000	$9,553,000
Average cost per share	$ 4.83	$ 3.52	$ 4.93	$ 5.02

Through April 29, 2007 (excluding repurchases of shares from Elex N.V.) we have repurchased 4,714,014 shares under the board of director's authorized repurchase plans at a total cost of $19,175,197 or an average cost per share of $4.07 per share.

Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations as of April 29, 2007 and the effects these obligations and commitments are expected to have on our liquidity and cash flows in future periods (in thousands):

	Fiscal Years				
	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Contractual cash obligations					
Operating leases(1)	$1,776	$ 291	$1,167	$318	$—
Wafer purchases	5,441	5,441	—	—	—
Other purchase commitments	469	469	—	—	—
Total contractual cash obligations	$7,686	$6,201	$1,167	$318	$—

(1) In July 2006, our primary facility lease in Sunnyvale, California expired and in August 2006 we moved into a building we purchased in Santa Clara, California.

Off-Balance Sheet Arrangements

As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities of financial partnerships, such as entities often referred to as structured finance or special purpose entities, or SPEs, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purpose. As of April 29, 2007, we were not involved in any SPE transactions.

Future Liquidity

We believe that our current cash, cash equivalents and available-for-sale securities will be sufficient to meet our anticipated operating and capital requirements for at least the next 12 months. We have no current plans, nor are we currently negotiating, to obtain additional financing. Our long-term plan is to finance our core business operations with cash we generate from operations. However, from time to time we may raise additional capital through a variety of sources, including the public equity market, private financings, collaborative arrangements and debt. The additional capital we raise could be used for working capital purposes, to fund our research and development activities or our capital expenditures or to acquire complementary businesses or technologies. If we raise additional capital through the issuance of equity or securities convertible into equity, our stockholders may experience dilution. Those securities may have rights, preferences or privileges senior to those of the holders of the common stock. Additional financing may not be available to us on favorable terms, if at all. If we are unable to obtain financing, or to obtain it on acceptable terms, we may be unable to successfully support our business requirements.

Effects of Transactions with Related Parties

Elex N.V.

During the fourth quarter of fiscal 2000, we began taking delivery of wafers fabricated at X-FAB Texas, Inc. ("X-FAB") a wholly owned subsidiary of Elex N.V. ("Elex"), a Belgian holding company. Roland Duchâtelet, the Chairman and Chief Executive Officer of Elex, serves as a member of our Board of Directors. Elex initially became a related party in 1998 through the purchase of 5.5 million restricted shares of our common stock. The wafers provided by X-FAB include most of our analog/mixed-signal products and supplement some of the same EEPROM designs fabricated at various other foundries we utilize. Other than purchase orders currently open with X-FAB, there is no purchasing agreement in place with X-FAB. During fiscal 2007, fiscal 2006 and fiscal 2005, we purchased $1.2 million, $2.5 million and $2.4 million of wafers, respectively, from X-FAB. As of April 29, 2007 and April 30, 2006, the total amount we owed X-FAB was $68,000 and $143,000, respectively. Elex held 4.5% of our outstanding shares as of April 29, 2007.

We believe that the terms of these transactions were no less favorable than reasonably could be expected to be obtained from unaffiliated parties.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation Number 48, *"Accounting for Uncertainty in Income Taxes—an interpretation of FAS 109"*. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *"Accounting for Income Taxes"*. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The guidance will become effective as of the beginning of a company's fiscal year beginning after December 15, 2006. We are currently assessing the impact, if any, of adopting this standard on our financial position, results of operations and liquidity.

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements"* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115"* ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact, if any, of adopting this standard on our financial position, results of operations and liquidity.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Interest Rate Risk. We do not use derivative financial instruments in our investment portfolio. Our investment portfolio is generally comprised of U.S. government debt securities and cash deposits. Our policy is to place these investments in instruments that meet high credit quality standards and have maturities of less than two years with an overall average maturity of less than one year. These securities are subject to interest rate risk and could decline in value if interest rates fluctuate. Due to the short duration of the securities in which we invest and the conservative nature of our investment portfolio, a 10% change in interest rates would have an immaterial effect on our financial position, results of operations and cash flows.

Foreign Currency Exchange Rate Risk. The majority of our sales, manufacturing costs, and research and development and marketing expenses are transacted in U.S. dollars. Accordingly, our net profitability is not currently subject to material foreign exchange rate fluctuations. Gains and losses from fluctuations in exchange rates have not been material to us to date.

Item 8. *Financial Statements and Supplementary Data*

Our consolidated financial statements required by this Item are set forth at the pages indicated in Part IV, Item 15(a).

The following table presents selected unaudited consolidated statements of income data for our eight most recently completed fiscal quarters. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited consolidated financial statements appearing elsewhere in this report. In our opinion, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read together with our consolidated financial statements and related notes included elsewhere in the report. We believe that results of operations for interim periods should not be relied upon as any indication of the results to be expected or achieved in any future period or any fiscal year as a whole.

	Three Months Ended							
	Apr. 29, 2007	Jan. 28, 2007	Oct. 29, 2006	July 30, 2006	Apr. 30, 2006	Jan. 29, 2006	Oct. 30, 2005	July 31, 2005
	(Unaudited) (In thousands, except per share data)							
Net revenues	$18,398	$16,417	$16,310	$15,225	$14,187	$14,423	$16,931	$14,676
Gross profit	5,580	5,841	5,787	4,904	4,946	6,215	6,438	5,718
Income (loss) from operations	(524)	(61)	22	(917)	(283)	1,041	1,110	532
Net income (loss)(1)	$ (457)	$ 111	$ 176	$ (259)	$ 270	$ 864	$ 927	$ 495
Net income (loss) per share:								
Basic	$ (0.03)	$ 0.01	$ 0.01	$ (0.02)	$ 0.02	$ 0.05	$ 0.05	$ 0.03
Diluted	$ (0.03)	$ 0.01	$ 0.01	$ (0.02)	$ 0.02	$ 0.05	$ 0.05	$ 0.03

(1) In the quarter ended April 30, 2006, our net income was favorably impacted by $226,000 due to the reversal of certain tax accruals upon expiry of a state income tax statute of limitation.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures

Our management evaluated, with the participation of our Principal Executive Officer and Principal Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based upon that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our management assessed the effectiveness of the company's internal control over financial reporting as of April 29, 2007. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework.*

Based on this assessment, our management concluded that, as of April 29, 2007, our internal control over financial reporting was effective.

Management's assessment of the effectiveness of our internal control over financial reporting as of April 29, 2007, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended April 29, 2007 that have materially affected or are reasonably likely to materially affect its internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act.

Item 9B. ***Other Information***

None.

PART III

Certain information required by Part III is incorporated by reference from the Company's 2007 definitive proxy statement to be filed not later than 120 days following the close of the 2007 fiscal year ("2007 Definitive Proxy Statement").

Item 10. *Directors, Executive Officers and Corporate Governance*

Certain information regarding our executive officers required by this Item 10 is contained under Part 1, Item 1, "Executive Officers" and is incorporated herein by reference.

Certain information regarding our Code of Business Conduct and Ethics required by this Item 10 is contained under Part 1, Item 1, "Website Postings" and is incorporated herein by reference.

All other information required under this Item is hereby incorporated by reference from the Company's 2007 Definitive Proxy Statement.

Item 11. *Executive Compensation*

The information required under this Item is hereby incorporated by reference from the Company's 2007 Definitive Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required under this Item is hereby incorporated by reference from the Company's 2007 Definitive Proxy Statement.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required under this Item is hereby incorporated by reference from the Company's 2007 Definitive Proxy Statement.

Item 14. *Principal Accountant Fees and Services*

The information required under this Item is hereby incorporated by reference from the Company's 2007 Definitive Proxy Statement.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a)(1) *Financial Statements*

See Index to Consolidated Financial Statements on page F-1 hereof.

(a)(2) *Financial Statement Schedules*

Schedule II—Valuation and Qualifying Accounts.

All other schedules are omitted because they are not required or the required information is shown in the financial statements or notes thereto.

(b) ***Exhibits***

Exhibit No.	Description
3.1(1)	Restated Certificate of Incorporation of Registrant.
3.2(2)	Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock.
3.4(3)	Bylaws of Catalyst Semiconductor, Inc., as amended and restated June 6, 2004.
4.1(4)	Specimen Stock Certificate.
4.2(2)	Preferred Shares Rights Agreement, dated as of December 21, 2006 between Catalyst Semiconductor, Inc. and Computershare Trust Company, N.A., including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively.
4.6(5)	Amended and Restated 2003 Stock Incentive Plan.
4.6.1(6)	Form of Stock Option Agreement.
4.6.2(7)	Form of Restricted Stock Agreement.
4.6.3(5)	Form of Restricted Stock Unit Agreement.
4.7	2003 Director Stock Option Plan.
4.7.1(6)	Form of 2003 Director Option Plan (same as 4.6.1).
4.8(8)	1998 Special Equity Incentive Plan.
10.27(9)*	Form of Indemnification Agreement entered into by Registrant with each of its directors and executive officers.
10.61(10)	Common Stock Purchase Agreement dated as of May 26, 1998 between Registrant and Elex N.V. with Standstill Agreement dated as of May 26, 1998 between the Registrant and Elex N.V.
10.61.1(11)	Common Stock Purchase Agreement dated as of September 14, 1998 between Registrant and Elex N.V. with Standstill Agreement dated as of September 14, 1998 between the Registrant and Elex N.V.
10.61.2(12)	Amendment No. 1 to Amended and Restated Standstill Agreement dated as of April 22, 2004.
10.61.3(12)	Second Amended and Restated Standstill Agreement dated as of June 10, 2004.
10.83(13)	Stock Transfer Agreement dated April 19, 2002 between Elex NV and Registrant.
10.84(14)*	Form of Change of Control Agreement between Registrant and its non-employee directors.
10.85(15)*	Amended and Restated Employment Agreement dated May 14, 2007 between Gelu Voicu and Registrant.
10.86(12)	Stock Transfer Agreement dated as of April 22, 2004 between the Registrant and Elex N.V.
10.87(16)*	Severance Agreement dated October 14, 2002 between George Smarandoiu and Registrant.
10.88(17)	Sale-Purchase Promissory Agreement dated November 6, 2003 between Registrant and S.C. Hathor Impex SRL.
10.91(18)	Fiscal 2005 Bonus Plan.

Exhibit No.	Description
10.92(19)	Severance Agreement dated August 23, 2005 between Thomas Gay and Registrant.
10.93(19)	Severance Agreement dated August 23, 2005 between Sorin Georgescu and Registrant.
10.94(19)	Severance Agreement dated August 23, 2005 between Irvin Kovalik and Registrant.
10.95(19)	Severance Agreement dated August 23, 2005 between George Smarandoiu and Registrant.
10.96(20)	Fiscal 2006 Bonus Plan.
10.97(21)	Separation agreement effective as of July 29, 2005 between Barry Wiley and Registrant.
10.98(22)	Offer Letter with Scott Brown dated August 18, 2005.
10.99(23)	Agreement of Sale by and between 2975 Stender Associates LLC and Catalyst Semiconductor, Inc. effective as of February 3, 2006.
10.100(24)	Lease Agreement entered into on March 6, 2006 by and between Catalyst Semiconductor International, Inc. and Stars Microelectronics.
10.100.1(25)	Amendment No. 1 dated October 19, 2006 to Lease Agreement by and between Catalyst Semiconductor (Thailand) Limited and Stars Microelectronics.
21.1	List of Subsidiaries of Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney (included on page 39).
31	Certification of Principal Executive Officer and Principal Financial Officer pursuant to U.S.C. Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification of Principal Executive Officer and Principal Financial Officer pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1) Incorporated by reference to Registrant's Registration Statement on Form 8-A/A filed with the SEC on December 28, 2006.

(2) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on December 28, 2006.

(3) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on June 12, 2007.

(4) Incorporated by reference to Registrant's Registration Statement on Form 8-A/A filed with the SEC on April 29, 1993.

(5) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on December 28, 2006.

(6) Incorporated by reference to Registrant's Registration Statement on Form S-8 filed with the SEC on March 3, 2006 (File No. 333-132204).

(7) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on December 4, 2006.

(8) Incorporated by reference to an Appendix to Registrant's Definitive Proxy Statement previously filed with the SEC on July 27, 2000.

(9) Incorporated by reference to Registrant's Registration Statement on Form S-1 filed with the SEC on May 11, 1993 (File No. 33-60132), as amended.

(10) Incorporated by reference to Registrant's Annual Report on Form 10-K filed with the SEC on August 19, 1998.

(11) Incorporated by reference to Registrant's Quarterly Report on Form 10-Q filed with the SEC on September 21, 1998.

(12) Incorporated by reference to Registrant's Registration Statement on Form S-3 filed with the SEC on June 14, 2004 (File No. 333-116425).

(13) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on April 30, 2002.

(14) Incorporated by reference to Registrant's Annual Report on Form 10-K filed with the SEC on July 29, 2002.

(15) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on May 25, 2007.

(16) Incorporated by reference to Registrant's Annual Report on Form 10-K filed with the SEC on June 30, 2004.

(17) Incorporated by reference to Registrant's Quarterly Report on Form 10-Q filed with the SEC on March 9, 2004.

(18) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on August 5, 2005.

(19) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on August 26, 2005.

(20) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on September 7, 2005.

(21) Incorporated by reference to Registrant's Quarterly Report on Form 10-Q filed with the SEC on September 9, 2005.

(22) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on October 11, 2005.

(23) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on February 9, 2006.

(24) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on March 10, 2006.

(25) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on October 25, 2006.

† Confidential treatment has been granted as to a portion of this Exhibit. Such portion has been redacted and filed separately with the SEC.

* Constitutes a management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 14(c) of Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Santa Clara and State of California, on July 13, 2007.

CATALYST SEMICONDUCTOR, INC.

By: /s/ GELU VOICU
Gelu Voicu
President, Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gelu Voicu, as his attorney-in-fact, with the full power of substitution, for him in any and all capacities, to sign any amendments to this Report on Form 10-K and to file the same with exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of Registrant and in the capacities and on July 13, 2007.

	Signature	Title	Date
By:	/s/ GELU VOICU Gelu Voicu	President, Chief Executive Officer and Director *(Principal Executive and Financial Officer)*	July 13, 2007
By:	/s/ STEVE MILLER Steve Miller	Corporate Controller *(Principal Accounting Officer)*	July 13, 2007
By:	Roland M. Duchâtelet	Director	
By:	/s/ GARRETT GARRETTSON Garrett Garrettson	Director	July 13, 2007
By:	/s/ HENRY C. MONTGOMERY Henry C. Montgomery	Chairman of the Board	July 13, 2007
By:	/s/ GLEN G. POSSLEY Glen G. Possley	Director	July 13, 2007

(This page has been left blank intentionally.)

CATALYST SEMICONDUCTOR, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Catalyst Semiconductor, Inc.

We have completed integrated audits of Catalyst Semiconductor, Inc.'s consolidated financial statements and of its internal control over financial reporting as of April 29, 2007, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Catalyst Semiconductor, Inc. and its subsidiaries at April 29, 2007 and April 30, 2006, and the results of their operations and their cash flows for each of the three years in the period ended April 29, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 of the Notes to the Consolidated Financial Statements, the Company changed the manner in which it accounted for stock-based compensation in fiscal 2007.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of April 29, 2007 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 29, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
San Jose, California
July 13, 2007

CATALYST SEMICONDUCTOR, INC.

CONSOLIDATED BALANCE SHEETS

	April 29, 2007	April 30, 2006
	(In thousands, except per share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 16,626	$ 7,730
Short-term investments	12,032	21,409
Accounts receivable, net	10,444	9,502
Inventories	11,137	14,262
Deferred tax assets	2,391	2,771
Other current assets	454	484
Total current assets	53,084	56,158
Property and equipment, net	11,700	9,408
Deferred tax assets	4,376	4,759
Other assets	52	95
Total assets	$ 69,212	$ 70,420
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 6,622	$ 7,453
Accounts payable—related parties	68	143
Accrued expenses	2,137	3,002
Deferred gross profit on shipments to distributors	2,130	2,292
Total current liabilities	10,957	12,890
Commitments and contingencies (Note 11)		
Stockholders' equity:		
Preferred stock, $0.001 par value, 2,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.001 par value, 45,000 shares authorized; 23,131 shares issued and 16,317 shares outstanding at April 29, 2007 and 22,808 shares issued and 16,350 shares outstanding at April 30, 2006	23	23
Additional paid-in-capital	72,834	70,461
Treasury stock, 6,814 shares at April 29, 2007 and 6,458 shares at April 30, 2006	(27,925)	(26,672)
Retained earnings	13,330	13,759
Accumulated other comprehensive loss	(7)	(41)
Total stockholders' equity	58,255	57,530
Total liabilities and stockholders' equity	$ 69,212	$ 70,420

The accompanying notes are an integral part of these consolidated financial statements.

CATALYST SEMICONDUCTOR, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended		
	April 29, 2007	April 30, 2006	May 1, 2005
	(In thousands, except per share data)		
Net revenues	$66,350	$60,217	$62,320
Cost of revenues	44,238	36,900	35,852
Gross profit	22,112	23,317	26,468
Operating expenses:			
Research and development	7,844	7,472	7,910
Selling, general and administrative	15,748	13,445	13,696
Income (loss) from operations	(1,480)	2,400	4,862
Interest income and other, net	1,339	1,175	732
Income (loss) before income taxes	(141)	3,575	5,594
Income tax provision	288	1,019	1,773
Net income (loss)	$ (429)	$ 2,556	$ 3,821
Net income (loss) per share:			
Basic	$ (0.03)	$ 0.15	$ 0.22
Diluted	$ (0.03)	$ 0.14	$ 0.20
Weighted average common shares outstanding:			
Basic	16,341	16,685	17,507
Diluted	16,341	18,220	19,485

The accompanying notes are an integral part of these consolidated financial statements.

CATALYST SEMICONDUCTOR, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Common Stock		Additional Paid-In Capital	Treasury Stock	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares Outstanding	Par Value					
				(In thousands)			
Balance at May 2, 2004	16,413	$20	$59,228	$(12,616)	$ 7,382	$(26)	$53,988
Exercise of stock options	628	1	842	—	—	—	843
Purchase of stock for treasury	(1,901)	—	—	(9,553)	—	—	(9,553)
Tax benefits of stock options	—	—	817	—	—	—	817
Secondary public offering of common stock	1,450	1	7,985	—	—	—	7,986
Unrealized losses on investments, net of taxes	—	—	—	—	—	(34)	—
Net income	—	—	—	—	3,821	—	—
Comprehensive income	—	—	—	—	—	—	3,787
Balance at May 1, 2005	16,590	22	68,872	(22,169)	11,203	(60)	57,868
Exercise of stock options	673	1	1,084	—	—	—	1,085
Purchase of stock for treasury	(913)	—	—	(4,503)	—	—	(4,503)
Tax benefits of stock options	—	—	505	—	—	—	505
Unrealized gains on investments, net of taxes	—	—	—	—	—	19	—
Net income	—	—	—	—	2,556	—	—
Comprehensive income	—	—	—	—	—	—	2,575
Balance at April 30, 2006	16,350	23	70,461	(26,672)	13,759	(41)	57,530
Stock-based compensation	—	—	2,194	—	—	—	2,194
Exercise of stock options	98	—	112	—	—	—	112
Issuance of restricted stock	225	—	—	—	—	—	—
Purchase of stock for treasury	(356)	—	—	(1,253)	—	—	(1,253)
Tax benefits of stock options	—	—	67	—	—	—	67
Unrealized gains on investments, net of taxes	—	—	—	—	—	34	—
Net income (loss)	—	—	—	—	(429)	—	—
Comprehensive loss	—	—	—	—	—	—	(395)
Balance at April 29, 2007	16,317	$23	$72,834	$(27,925)	$13,330	$ (7)	$58,255

The accompanying notes are an integral part of these consolidated financial statements.

CATALYST SEMICONDUCTOR, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended		
	April 29, 2007	April 30, 2006	May 1, 2005
		(In thousands)	
Cash flows from operating activities:			
Net income (loss)	$ (429)	$ 2,556	$ 3,821
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization of property and equipment	1,969	1,891	1,621
Stock-based compensation	2,194	—	—
Benefit from sale of inventory previously written down	(575)	(794)	(1,002)
Provision for excess and obsolete inventory	2,175	1,026	1,085
Loss on disposal of property and equipment	—	11	257
Tax benefits of options	—	505	817
Changes in deferred tax assets	763	786	806
Changes in assets and liabilities:			
Accounts receivable	(942)	464	2,581
Inventories	1,525	(3,039)	(4,578)
Other assets	73	370	144
Accounts payable (including related parties)	(906)	1,527	1,053
Accrued expenses	(865)	(1,243)	463
Deferred gross profit on shipments to distributors	(162)	413	(2,200)
Net cash provided by operating activities	4,820	4,473	4,868
Cash flows from investing activities:			
Purchases of short-term investments	(30,132)	(24,114)	(47,292)
Proceeds from sales and maturities of short-term investments	39,543	25,539	41,007
Acquisition of property and equipment	(4,261)	(5,728)	(4,126)
Net cash provided by (used in) investing activities	5,150	(4,303)	(10,411)
Cash flows from financing activities:			
Common stock issuances	112	1,085	843
Net proceeds from secondary public offering	—	—	7,986
Tax benefits of options	67	—	—
Treasury stock purchases	(1,253)	(4,503)	(9,553)
Net cash used in financing activities	(1,074)	(3,418)	(724)
Net increase (decrease) in cash and cash equivalents	8,896	(3,248)	(6,267)
Cash and cash equivalents at beginning of the period	7,730	10,978	17,245
Cash and cash equivalents at end of the period	$ 16,626	$ 7,730	$ 10,978
Supplemental cash flow disclosures:			
Cash paid during the year for:			
Income taxes	$ 66	$ 43	$ 100

The accompanying notes are an integral part of these consolidated financial statements.

Note 1—The Company and Basis of Presentation

Catalyst Semiconductor, Inc. (the "Company"), was founded in October 1985, and designs, develops and markets a broad line of reprogrammable non-volatile memory and analog/mixed-signal products.

The Company's fiscal year ends on the Sunday closest to April 30. Fiscal 2007, 2006 and 2005 ended on April 29, 2007, April 30, 2006 and May 1, 2005, respectively. Fiscal 2007, 2006 and 2005 were comprised of 52 weeks.

Principles of Consolidation

The consolidated financial statements include the accounts of Catalyst Semiconductor, Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Uses of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates in these financial statements include inventory valuation, stock-based compensation, deferral of gross profit on shipments of inventory not sold by the distributors at the end of the period, reserves for stock rotation on sales to distributors, the original equipment manufacturers ("OEMs") sales return reserve, reserve for warranty costs, allowances for doubtful accounts receivable and income taxes. Actual results could differ from those estimates.

The Company's fiscal 2007 operating results were favorably impacted by the reversal in selling, general and administrative costs of an allowance of approximately $270,000 ($174,000 net of tax) that was not considered necessary. The favorable impact of this adjustment was offset by a charge of $136,000 recorded by us in our provision for income taxes for a write off resulting from the reconciliation of our temporary differences relating to book versus tax depreciation for fixed assets. The net impact of these adjustments was a net decrease in net loss of $38,000 (or $0.00 per share).

Note 2—Significant Accounting Policies

Cash and Cash Equivalents

All highly liquid investments purchased with a remaining maturity of 90 days or less are considered cash equivalents.

Short-term Investments

All of the Company's short-term investments are classified as available-for-sale. Investments in available-for-sale securities are reported at fair value with unrealized gains and losses, being recorded net of related tax, as a component of accumulated other comprehensive income (loss). Refer to Note 5 for details related to available-for-sale securities.

Accounts Receivable

The Company's accounts receivable are reported net of an allowance for doubtful accounts. The Company estimates the collectibility of its accounts receivable at the end of each reporting period. The Company analyzes the aging of accounts receivable and bad debt history, payment history, customer concentration, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts, which is created by charges to selling, general and administrative expenses in the condensed consolidated statements of operations.

Fair Value of Financial Instruments

The Company measures its financial assets and liabilities in accordance with U.S. GAAP. For financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities.

Foreign Currency Translation

The Company uses the U.S. dollar as its functional currency. All of the Company's sales and a substantial majority of its costs are transacted in U.S. dollars. The Company purchases wafers and has test and assembly activities in Asia and supports sales and marketing activities in various countries outside of the United States. Most of these costs are paid for with U.S. dollars. Research and development personnel costs in Romania are tracked against the euro while all other activities are paid in Romanian leu. Sales and marketing activities in Japan are paid in Japanese yen. Foreign currency transaction gains and losses, resulting from remeasuring local currency to the U.S. dollar, are included in determining net income (loss) for the period. The foreign exchange gains and losses were not material for the periods presented.

Revenue Recognition

The Company generally recognizes revenues as products are shipped if evidence of an arrangement exists, the customer has taken title to the products, services, if any, have been rendered, the sales price is fixed or determinable, collection of the resulting receivable is reasonably assured and product returns are reasonably estimable.

The Company markets and sells its products through its direct sales force and sales representatives to OEMs and indirectly through distributors and resellers who sell to their end customers. Revenues are recognized upon delivery to OEMs and resellers who have no, or limited, product return rights and no price protection rights. Reserves for estimated returns and allowances are provided against net revenues at the time of recognition of revenues. The Company also sells products to certain distributors under agreements that provide for product return and price protection rights. These agreements generally permit the distributor to return up to 10% by value of the total products they purchased from the Company every six months. As a result, the Company defers recognition of revenues until the time the distributor sells the product to an end-customer, at which time the sales price becomes fixed. Upon shipment to a distributor, the Company records an account receivable from the distributor, relieves inventory for the cost of the product shipped, and records the gross profit, which equals revenues less the cost of revenues, on the consolidated balance sheet as "deferred gross profit on shipments to distributors" until such time as the inventory is resold by the distributor to its end-customers.

In assessing the timing of revenue recognition from sales to distributors and resellers, we consider both direct and indirect risks of returns and price protection associated in our business dealings with them. We recognize that we may accept returns or grant price protection to certain resellers, even though the sales contracts do not explicitly provide for such rights. Accordingly, we account for sales to such resellers on a sell through basis.

Inventories

Inventories are stated at the lower of standard cost or net realizable value. Standard cost approximates actual cost on a first-in, first-out basis. The Company periodically reviews its inventory for slow moving or obsolete items and writes down the related products to estimated net realizable value. Inventory writedown or provisions once established are not reversed until the related inventory has been sold or physically scrapped. Purchases of inventory from two of the Company's vendors represented 44.0% and 43.1%, respectively of total purchases of inventory for fiscal 2007 and 2006.

Shipping and Handling Costs

The Company charges inbound freight shipments within the supply chain and associated handling costs to the "cost of revenues" on its condensed consolidated statements of operations. The Company charges outbound freight shipments and associated handling costs to "selling, general and administrative" on its condensed consolidated statements of operations. Such outbound freight costs aggregated to $654,000, $658,000 and $516,000 in fiscal 2007, fiscal 2006 and fiscal 2005, respectively.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. Furniture, office equipment and engineering/test equipment are depreciated over five years with the exception of production mask sets which are depreciated over two years. Computer hardware is depreciated over three years. Computer software is depreciated over three or five years. Buildings are generally depreciated over 30 years. Amortization of leasehold improvements is computed on a straight-line basis and amortized over the shorter of the remaining lease term or the estimated useful lives of the assets.

Income Taxes

The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of our assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

We have not provided for U.S. income taxes and foreign withholding taxes on a cumulative total of approximately $271,000 of undistributed earnings for certain non-U.S. subsidiaries as of April 29, 2007. We intend to reinvest these earnings indefinitely in operations outside the United States. These earnings include 100% of the accumulated undistributed earnings of our Japan and Romanian subsidiary.

The calculation of tax liabilities involves dealing with uncertainties in the application of complex global tax regulations. The Company recognizes potential liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when the Company determines the liabilities are no longer necessary. If the estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents and short-term investments are maintained with high quality financial institutions. The Company's accounts receivable are denominated in U.S. dollars and are derived from sales to customers located principally in North America, Europe and Asia. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.

As of April 29, 2007, one customer accounted for approximately 15.0% of gross accounts receivable. As of April 30, 2006 no single customer accounted for greater than 10% of gross accounts receivable.

Concentration of Other Risks

The semiconductor industry is characterized by rapid technological change, competitive pricing pressures and cyclical market patterns. The Company's financial results are affected by a wide variety of factors, including general economic conditions worldwide, economic conditions specific to the semiconductor industry, the timely implementation of new manufacturing process technologies and the ability to safeguard patents and intellectual property in a rapidly evolving market. In addition, the semiconductor market has historically been cyclical and subject to significant economic downturns at various times. As a result, the Company may experience significant period to period fluctuations in operating results due to the factors mentioned above or other factors.

Advertising Costs

Costs related to advertising and promotional expenditures are charged to "selling, general and administrative" on the Company's consolidated statements of operations. Such advertising and promotional expenditures were less than $175,000 for each of fiscal 2007, fiscal 2006 and fiscal 2005.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) includes all changes in stockholders' equity during a period from non-owner sources. Accumulated other comprehensive income (loss) for the Company is comprised of unrealized gains (losses) on securities available-for-sale, net of tax.

Stock-Based Compensation

The Company accounts for stock-based compensation under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), *"Share-Based Payment,"* ("SFAS No. 123(R)") and related interpretations which requires the measurement and recognition of expense related to the fair value of stock-based compensation awards. Accordingly, stock-based compensation is measured at the grant date and re-measured upon modification, as appropriate, based on the fair value of the award using the Black-Scholes option pricing model ("Black-Scholes"), and is recognized as expense over the requisite services period of the award. Black-Scholes requires the use of highly subjective, complex assumptions, including expected term and the price volatility of the Company's stock.

Segment Reporting

The Company reports in accordance with Statement of Financial Accounting Standards No. 131, *"Disclosures about Segments of an Enterprise and Related Information"* ("SFAS No. 131"). SFAS No. 131 requires the management approach in identifying reportable segments. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the company's reportable segments. Based on its operating structure and management reporting, the Company has concluded it has one reporting segment: the semiconductor manufacturing segment.

Reclassifications

Certain prior year balances have been reclassified to conform to current year presentations. These reclassifications had no impact on total assets, income (loss) from operations or net income (loss).

Recently Issued Accounting Standards

In July 2006, the FASB issued FASB Interpretation Number 48, *"Accounting for Uncertainty in Income Taxes—an interpretation of FAS 109"*. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *"Accounting for Income Taxes"*. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The guidance will become effective as of the beginning of a company's fiscal year beginning after December 15, 2006. The Company is currently assessing the impact, if any, of adopting this standard on the Company's financial position, results of operations and liquidity.

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements"* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of this standard is not expected to have a material impact on the consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115"* ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact, if any, of adopting this standard on the Company's financial position, results of operations and liquidity.

Note 3—Stock-Based Compensation

Effective May 1, 2006, the Company adopted the provisions of SFAS No. 123 (revised 2004), *"Share-Based Payments"* ("SFAS No. 123(R)"). SFAS No. 123(R) establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at the grant date, based on the fair value of the awards, and is recognized as expense over the requisite employee service period.

Prior to the adoption of SFAS No. 123(R)

Prior to the adoption of SFAS No. 123(R), the Company applied APB Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB No. 25"), and related interpretations to account for stock-based employee compensation plans. As such, compensation expense was recorded if, on the date of grant, the current fair value per share of the underlying stock exceeded the exercise price per share. The Company provided the disclosures required under SFAS No. 123, *"Accounting for Stock-Based Compensation"* ("SFAS No. 123"), as amended by SFAS No. 148, *"Accounting for Stock-Based Compensation—Transition and Disclosures"*, in periodic reports.

The pro forma information required under SFAS No. 123(R) for periods prior to fiscal 2007, as if the Company had applied the fair value recognition provisions of SFAS No. 123 to awards granted under equity incentive plans, was as follows for fiscal 2006 and 2005 (in thousands, except per share amounts):

	Fiscal Year Ended	
	April 30, 2006	May 1, 2005
Reported net income	$ 2,556	$ 3,821
Add: Stock-based employee compensation expense included in reported net income, net of tax	—	—
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of taxes of $261,000 and $316,000 in fiscal 2006 and 2005, respectively	(2,026)	(2,085)
As adjusted net income	$ 530	$ 1,736
As adjusted net income per share:		
Basic	$ 0.03	$ 0.10
Diluted	$ 0.03	$ 0.09
Reported net income per share:		
Basic	$ 0.15	$ 0.22
Diluted	$ 0.14	$ 0.20

Impact of the adoption of SFAS No. 123(R)

The Company elected to adopt the modified prospective application method beginning May 1, 2006 as provided by SFAS No. 123(R). Accordingly, during fiscal 2007, the Company recorded stock-based compensation expense equal to the amount that would have been recognized if the fair value method required for pro forma disclosure under SFAS No. 123 had been in effect for expense recognition purposes, adjusted for estimated forfeitures, and stock-based compensation expense for the fair value of options granted or modified during fiscal 2007, net of forfeitures as calculated under SFAS No. 123(R). The Company recognized stock-based compensation expense using the straight-line attribution method. Previously reported amounts have not been restated. The effect of recording stock-based compensation for fiscal 2007 was as follows (in thousands, except per share amounts):

	Fiscal 2007
Stock-based compensation expense:	
Employee stock options	$2,096
Restricted stock	98
Total stock-based compensation expense	2,194
Tax effect of stock-based compensation	(471)
Net effect on net income	$1,723
Stock-based compensation expense by category:	
Cost of revenues	$ 58
Research and development	761
General and administrative	1,375
	$2,194
Effect on net income per share:	
Basic	$ 0.11
Diluted	$ 0.11

Prior to adopting SFAS No. 123(R), the Company presented all tax benefits resulting from the exercise of stock options as operating cash flows in the condensed consolidated statement of cash flows. However, as required by the adoption of SFAS No. 123(R) beginning May 1, 2006, the Company began classifying cash flows resulting from excess tax benefits as a part of cash flows from financing activities. Excess tax benefits are realized tax benefits from tax deductions for exercised options in excess of the deferred tax asset attributable to stock-based compensation for such options. The change in classification on the condensed consolidated statement of cash flows was not material because minimal stock options were exercised during fiscal 2007.

As of May 1, 2006, the Company had unearned stock-based compensation related to stock options of $4.7 million before the impact of estimated forfeitures. In the pro forma footnote disclosures prior to the adoption of SFAS No. 123(R), the Company accounted for forfeitures upon occurrence. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

During fiscal 2007, the Company granted approximately 1,542,000 stock options with an estimated total grant date fair value of $1.9 million and a weighted average grant date fair value of $1.25 per option. During fiscal 2007, the Company recorded stock-based compensation expense related to stock options of $2,096,000.

During fiscal 2007, the Company granted 225,000 shares of restricted stock with a total grant date fair value of $732,000 and a weighted average grant date fair value of $3.25 per share. The restricted stock vests over a period of three years with 1/3 of the grant vesting at the end of each year. There were no shares of restricted stock outstanding at the beginning of the year. During fiscal 2007, the Company recorded stock-based compensation expense related to restricted stock of $98,000. Through fiscal 2007, no shares vested or forfeited. As of April 29, 2007, there were 225,000 unvested shares of restricted stock.

As of April 29, 2007, the aggregate amount of unearned stock-based compensation expense, net of estimated forfeitures, related to stock options was $3.2 million, which the Company will recognize over an estimated weighted average amortization period of 2.6 years.

As of April 29, 2007, the aggregate amount of unearned stock-based compensation expense, net of estimated forfeitures, related to restricted stock was $587,000, which the Company will recognize over an estimated weighted average amortization period of 2.6 years.

Stock-based compensation expense capitalized in inventory at April 29, 2007 was not material.

Valuation Assumptions

During fiscal 2007, fiscal 2006 and fiscal 2005, the Company continued to utilize the Black-Scholes model for calculating the estimated fair value of stock-based compensation awards granted under the Company's stock option plans. The expected term and volatility estimates are based on the Company's historical experience. The fair value of stock options granted under the Company's stock option plans were estimated at the date of grant using a straight-line attribution method with the following weighted average assumptions:

	Fiscal Year Ended			
	April 29, 2007		April 30, 2006	May 1, 2005
	Directors and Officers	Other Employees	All Employees	All Employees
Expected life (in years)	3.1	2.9	3.8	4.0 - 5.3
Risk-free interest rate	4.74%	4.74%	4.74%	3.90%
Volatility	40.2%	39.2%	48%	66%-68%
Dividend yield	—%	—%	—%	--%

Equity Incentive Programs:

Overview

The Company considers equity compensation to be long term compensation and an integral component of efforts to attract and retain exceptional executives, senior management and world-class employees. The Company believes that properly structured equity compensation aligns the long-term interests of stockholders and employees by creating a strong, direct link between employee compensation and stock appreciation, as stock options are only valuable to the Company's employees if the value of the Company's common stock increases after the date of grant.

The Company's board of directors has approved a common stock repurchase program that is described below.

2003 Stock Incentive Plan

In October 1989, the Company adopted a founder stock plan for incentive stock options and non-statutory stock options. The founder stock plan was amended and restated in March 1993 as the Stock Option Plan, which had the effect of extending its expiration date to March 2003. In January 1999 and September 2000, the stockholders authorized an additional 1.8 million shares and 2.5 million shares, respectively, to be reserved under the 1993 Stock Option Plan (the "1993 Plan"). In December 2002, the stockholders approved an amendment and restatement of the 1993 Plan, renaming it the 2003 Stock Incentive Plan ("SIP"), extending its expiration date to November 2012, authorized an additional 1.0 million shares and a provision to automatically authorize annual additions to the plan on the first day of each fiscal year of 1.0 million shares or 5% of the then outstanding shares, whichever is less. A total of 7.4 million shares of common stock have been reserved for issuance under the SIP. The SIP allows for the issuance of incentive and non-statutory stock options, restricted stock, restricted stock units and stock appreciation rights. Options granted under the SIP are for periods not to exceed 10 years. Incentive stock option and non-statutory stock option grants under the SIP generally must be at prices equal to 100% of the fair market value of the stock at the date of grant. Options generally vest over four years. Restricted stock units represent the right to receive shares of common stock in the future, with the right to future delivery of the shares subject to a risk of forfeiture or other restrictions that will lapse upon satisfaction of specified conditions.

On November 28, 2006, the compensation committee of the board of directors approved the grant of restricted stock to certain executive officers of the Company pursuant to the Company's SIP. The grant of the restricted stock to each of the executive officers vest over a period of three years with 1/3 of the grant vesting at the end of each year.

2003 Director Stock Option Plan

During 1993, the Company adopted the 1993 Director Stock Option Plan (the "1993 Director SOP"), which provides for the grant of non-statutory stock options to non-employee directors. In November 1999 and September 2000, the stockholders authorized an additional 100,000 and 450,000 shares, respectively, to be reserved under the 1993 Director SOP. In December 2002, the stockholders approved an amendment and restatement of the 1993 Director SOP, renaming it the 2003 Director Stock Option Plan (the "2003 Director SOP") and extending its expiration date to November 2012. A total of 770,000 shares of common stock have been reserved for issuance under the 2003 Director SOP. Options granted under the 2003 Director SOP prior to May 1, 2000 were for periods not to exceed five years and not to exceed a period of

10 years for grants made thereafter. Option grants under the 2003 Director SOP must be at prices equal to 100% of the fair market value of the stock at the date of grant. Options granted prior to December 2002 vested over a period of three years. Options granted beginning in December 2002 vest immediately as of the date of the grant.

1998 Special Equity Incentive Plan

In December 1998, the Company adopted an additional stock option plan entitled the 1998 Special Equity Incentive Plan ("SEIP") for incentive stock options and non-statutory stock options for certain directors, officers and consultants of the Company. A total of 3.5 million shares of common stock have been reserved for issuance under the SEIP. Options granted under the SEIP are for periods not to exceed 10 years. Options generally vest over four years.

A summary of stock option and restricted stock activity under the SIP, the 2003 Director SOP and the SEIP is as follows (in thousands, except per share amounts):

	Shares Available for Grant	Options Outstanding	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Balances, May 2, 2004	871	5,718	$3.58		
Additional shares authorized	821	—	—		
Granted—stock options	(1,363)	1,363	4.69		
Exercised	—	(628)	1.35		
Cancelled	86	(86)	4.44		
Expired	40	(40)	4.96		
Balances, May 2, 2005	455	6,327	4.02		
Additional shares authorized	829	—			
Granted—stock options	(568)	568	4.75		
Exercised	—	(673)	1.61		
Cancelled	327	(327)	4.90		
Expired	233	(233)	6.66		
Balances, May 1, 2006	1,276	5,662	4.22		
Granted—stock options	(1,542)	1,542	3.40		
Granted—restricted stock	(225)				
Exercised	—	(98)	1.15		
Cancelled	1,613	(1,613)	6.37		
Expired	108	(108)	4.94		
Balances, April 29, 2007	1,230	5,385	$3.37	7.0	$4,248
Options exercisable at April 29, 2007		3,258	$3.13	5.6	$3,634

The aggregate intrinsic value in the table above represents the total pretax intrinsic value for in-the-money options as of April 29, 2007, based on the $3.77 closing stock price of our common stock on the NASDAQ Global Market, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options outstanding and exercisable as of April 29, 2007 and April 30, 2006 was 3,513,000 and 2,078,000, respectively.

During the fiscal year ended April 29, 2007 (in thousands, except per share amounts):

	Fiscal Year Ended		
	April 29, 2007	April 30, 2006	May 1, 2005
The weighted average grant date fair value of options granted (per share).	$ 1.25	$ 2.69	$ 2.55
Total fair value of awards vested	$2,204	$2,400	$2,811
Total intrinsic value of options exercised	$ 209	$2,082	$2,807
Total cash received from employees as a result of employee stock option exercises	$ 112	$1,084	$ 842
Tax benefits realized as a result of employee stock option exercises	$ 67	$ 333	$ 709

The Company settles employee stock option exercises with newly issued shares of common stock. The Company does not have any equity instruments outstanding other than the options and restricted stock described above as of April 29, 2007.

2001 Common Stock Repurchase Program

In September 2001 and subsequent periods, the Company's board of directors authorized a program for the open market repurchase of up to an aggregate of 3.5 million shares of its common stock. Upon reaching the maximum number of shares authorized under this program, the board of directors authorized a new stock repurchase program in September 2005 to repurchase up to 1.0 million shares of its common stock. In subsequent periods, the board of directors amended the program and authorized the purchase of up to an aggregate of 2.0 million shares. The purpose of these share repurchase programs are to reduce the long-term potential dilution in earnings per share that might result from issuances under the Company's stock option plans and to take advantage of the relatively low price of the Company's common stock. During fiscal 2007, fiscal 2006 and fiscal 2005, the Company repurchased 355,795, 912,943 and 1,901,176 shares, respectively, for an approximate cost of $1.3 million, $4.5 million and $9.6 million, respectively. The Company accounts for treasury stock using the cost method. Of the 2.0 million shares currently authorized by the Company's board of directors for repurchase, the Company has repurchased a total of 1,214,014 shares and, as of April 29, 2007, can repurchase a total of 785,986 additional shares.

Note 4—Net Income Per Share

Basic net income per share is computed by dividing net income available to common stockholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted net income per share is computed using the weighted number of common shares and potentially dilutive common shares outstanding during the period under the treasury stock method. Under the treasury stock method, the effect of stock options outstanding is not included in the computation of diluted net income per share for periods when their effect is anti-dilutive, which in the current period includes consideration of unearned stock-based compensation as required by SFAS No. 123(R). In computing diluted net income per share, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options. A reconciliation of the basic and diluted per share computations is as follows (in thousands, except per share data):

	Fiscal Year Ended								
	April 29, 2007			April 30, 2006			May 1, 2005		
	Net Income (Loss)	Shares	Per Share Amount	Net Income	Shares	Per Share Amount	Net Income	Shares	Per Share Amount
Basic	$(429)	16,341	$(0.03)	$2,556	16,685	$ 0.15	$3,821	17,507	$ 0.22
Effect of stock options	—	—	—	—	1,535	(0.01)	—	1,978	(0.02)
Diluted	$(429)	16,341	$(0.03)	$2,556	18,220	$ 0.14	$3,821	19,485	$ 0.20

Options to purchase 5,385,000 shares of common stock with an exercise price in excess of $3.77 per share outstanding during fiscal 2007, as well as unvested restricted stock were not included in the computation of diluted income per share because they were anti-dilutive.

Options to purchase 2,278,000 shares of common stock with an exercise price in excess of $4.80 per share outstanding during fiscal 2006 were not included in the computation of diluted income per share because they were anti-dilutive.

Options to purchase 1,822,000 shares of common stock with an exercise price in excess of $4.62 per share outstanding during fiscal 2005 were not included in the computation of diluted income per share because they were anti-dilutive.

Note 5—Balance Sheet Components

	April 29, 2007			
	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Market Value
	(In thousands)			
Investments available-for-sale:				
U.S. government debt securities with maturities greater than 90 days but less than one year	$12,035	$—	$(3)	$12,032

The unrealized losses on available-for-sale securities as of April 29, 2007 are recorded in accumulated other comprehensive income (loss) of the consolidated statements of stockholders' equity and comprehensive income, net of tax of $1,000.

	April 30, 2006			
	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Market Value
	(In thousands)			
Investments available-for-sale:				
U.S. government debt securities with maturities greater than 90 days but less than one year	$21,474	$—	$(65)	$21,409

The unrealized losses on available-for-sale securities as of April 30, 2006 are recorded in accumulated other comprehensive income (loss) of the consolidated statements of stockholders' equity and comprehensive income, net of tax.

The financial instruments in short-term investments are highly liquid and can be converted to cash and cash equivalents without restriction and, accordingly, are classified as current assets in the accompanying consolidated balance sheets.

	April 29, 2007	April 30, 2006
	(In thousands)	
Accounts receivable:		
Accounts receivable	$10,552	$9,640
Less: Allowance for doubtful accounts	(108)	(138)
	$10,444	$9,502

Bad debts in aggregate of $0, $0 and $0 were written off to the allowance for doubtful accounts in fiscal 2007, fiscal 2006 and fiscal 2005, respectively.

	April 29, 2007	April 30, 2006
	(In thousands)	
Inventories:		
Work-in-process	$ 8,743	$ 9,220
Finished goods	2,394	5,042
	$ 11,137	$ 14,262
Property and equipment:		
Land	$ 2,525	$ 165
Buildings and improvements	5,470	2,045
Construction in progress	—	3,746
Engineering and test equipment	11,801	9,962
Computer software	1,803	1,779
Computer hardware	712	589
Leasehold improvements	46	671
Furniture and office equipment	718	838
Vehicles	68	69
	23,143	19,864
Less: accumulated depreciation and amortization	(11,443)	(10,456)
	$ 11,700	$ 9,408

Software amortization expense for fiscal 2007, fiscal 2006 and fiscal 2005 was $181,000, $308,000 and $220,000, respectively.

	April 29, 2007	April 30, 2006
	(In thousands)	
Accrued expenses:		
Accrued employee compensation	$1,026	$ 866
Accrued income taxes	198	746
Other	913	1,390
	$2,137	$3,002

Note 6—Leases

The Company leases office facilities under operating leases which have various expiration dates. Total rent expense under these leases was $376,000, $623,000 and $601,000 for fiscal 2007, fiscal 2006 and fiscal 2005, respectively. The aggregate future minimum lease payments, by fiscal year, under operating leases with initial terms of one year or more as of April 29, 2007 are as follows (in thousands):

	Fiscal Year					
	Total	2008	2009	2010	2011	2012
Operating leases	$1,776	$291	$405	$381	$381	$318

Note 7—Income Taxes

The Company's provision for income taxes was comprised as follows (in thousands):

	Fiscal Year Ended		
	April 29, 2007	April 30, 2006	May 1, 2005
Current:			
Federal	$ 135	$ 143	$ 360
State	61	24	(237)
Foreign	110	66	14
Total current income taxes	306	233	137
Deferred:			
Federal	132	868	1,498
State	(150)	(82)	138
Total deferred income taxes	(18)	786	1,636
Provision for income taxes	$ 288	$1,019	$1,773

The provision for income taxes differed from the amount of income tax determined by applying the applicable statutory federal income tax rate to pretax income as a result of the following (dollars in thousands):

	Fiscal Year Ended		
	April 29, 2007	April 30, 2006	May 1, 2005
Statutory federal tax rate	$ (48)	$1,216	$1,902
State taxes	(3)	77	(99)
Research credits	(262)	(232)	(144)
Foreign	110	66	—
Non-deductible stock compensation	324	—	—
Other	167	(108)	114
Total	$ 288	$1,019	$1,773

Income (loss) before income taxes included income relating to non-U.S. operations of $88,000, $47,000 and $99,000 in fiscal 2007, fiscal 2006 and fiscal 2005, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

Significant components of the Company's net deferred tax assets and liabilities for federal and state income taxes at April 29, 2007 and April 30, 2 006 consisted of (in thousands):

	April 29, 2007	April 30, 2006
Deferred tax assets:		
Capitalized research	$ 100	$ 337
Non-deductible reserves and accruals	1,867	944
Credit carryforwards	3,222	3,643
Loss carryforwards	990	1,699
Deferred income and sales returns reserves	771	829
Other	—	78
Gross deferred tax assets	6,950	7,530
Deferred tax liabilities:		
Fixed assets	(183)	(—)
Gross deferred tax liabilities	(183)	(—)
Total net deferred tax assets	$6,767	$7,530

At April 29, 2007, the Company had a federal net operating loss carryforward of approximately $1.0 million available to offset future taxable income that expires between fiscal 2018 and 2025 if not utilized.

At April 29, 2007, the Company had approximately $2.6 million and $1.9 million of federal and state research and development credit carryovers, respectively, available to offset future taxable income. The federal credits expire between fiscal 2009 and 2027 if not utilized. The state credits carryovers are indefinite. At April 29, 2007, the Company has a federal alternative minimum tax credit of $177,000, which can be carried forward indefinitely.

Under the Internal Revenue Code Section 382, the amounts of and benefits from net operating loss and tax credit carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses and tax credit carryforwards that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three-year period.

During fiscal 2006, the Company reversed approximately $226,000 of tax reserves upon expiry of the statute of limitations. These tax reserves had been established to allow for potential tax exposures relating to the level of income apportioned to California in the Company's state tax returns.

Note 8—Stockholders' Equity

Common and Preferred Stock

The Company was originally incorporated in California in October 1985 and reincorporated in Delaware in May 1993. The Board of Directors approved a recapitalization that authorized 45 million shares of common stock and 2 million shares of undesignated preferred stock. In December 1996, the Board of Directors designated 60,000 shares of preferred stock as Series A Participating Preferred Stock. The Board of Directors has the authority to determine the powers, preferences, rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued shares of undesignated preferred stock, without any further vote or action by the Company's shareholders.

Secondary Public Offering

The Company completed a secondary public offering of its common stock in July 2004. The Company sold 1,450,000 common shares at $6.00 per share. Proceeds to the Company, net of underwriting discounts and commissions and related offering expenses of $714,000 were approximately $8.0 million. In connection with this transaction, Elex N.V., a related party and other selling stockholders sold 2,850,000 and 300,000 common shares, respectively, at $6.00 per share. In aggregate, 4,600,000 common shares were sold

Stockholder Rights Plan

In December 2006, our board of directors adopted a stockholder rights plan with a term of ten years which will expire in December 2016. Under this plan, we issued a dividend of one right for each share of our common stock. Each right initially entitles stockholders to purchase one one-thousandth of a share of our preferred stock for $18.00. However, the rights are not immediately exercisable. If a person or group acquires, or announces a tender or exchange offer that would result in the acquisition of 15% of our common stock, unless the rights are redeemed by us for $0.01 per right, the rights will become exercisable by all rights holders, except the acquiring person or group, for shares of our common stock or the stock of the third party acquirer having a value of twice the right's then-current exercise price.

Common Stock Option Exchange Offer

On March 16, 2007, the Company repriced employee stock option awards. Under the terms of this repricing, the Company repriced certain employee stock options having an exercise price of greater than $4.00 to an exercise price of $3.35, the trading stock price fair value on the date of the exchange. All options tendered received a non-statutory stock option to purchase one (1) share for every two (2) exchanged incentive or non-statutory stock options pursuant to the exchange offer. In consideration for the repricing of these eligible stock option awards, employees were required to return their previously awarded options for cancellation. Regardless of whether the original options were vested, the new options vest as to 1/36th of the shares subject to the new option each month commencing one month after the new option grant date of March 16, 2007, and have a contractual term of 10 years beginning on that date.

The Company has accounted for the repricing and cancellation transactions as a modification under SFAS No. 123(R). In accordance with SFAS No. 123(R), the Company will record the incremental fair value related to the repriced awards, together with unamortized stock-based compensation expense associated with the unvested cancelled awards, over the remaining requisite service period of the option holders. Seventy eight employees participated in this program. A total of 1,545,538 shares were cancelled for 772,769 newly issued non-statutory stock options. The incremental fair value of the repricing was approximately $117,000, which will be recognized on a straight-line basis over the new requisite service period of 36 months.

Note 9—Employee Benefit Plan

In January 2004, the Company implemented a Section 401(k) Plan. The 401(k) Plan provides participating employees with an opportunity to accumulate funds for retirement and hardship. The 401(k) Plan provides for a 25% matching contribution which vests immediately. In fiscal 2007, fiscal 2006 and fiscal 2005, the Company made matching contributions of $208,000, $190,000 and $192,000, respectively.

Note 10—Segment Reporting

The company operates in one business segment, the semiconductor manufacturing segment. Sales transactions are denominated in U.S. dollars.

Net revenues by product group were as follows (in thousands):

	Fiscal Year Ended		
	April 29, 2007	April 30, 2006	May 1, 2005
EEPROM	$56,150	$50,597	$53,397
Flash	4,284	5,016	5,983
Analog/mixed-signal	5,916	4,604	2,940
Total net revenues	$66,350	$60,217	$62,320

Net revenues by geography were as follows (in thousands):

	Fiscal Year Ended		
	April 29, 2007	April 30, 2006	May 1, 2005
United States	$ 5,259	$ 7,127	$ 7,470
Hong Kong/China	13,462	17,901	14,513
Japan	7,465	8,716	11,724
Taiwan	8,568	8,344	8,960
Europe	7,452	6,977	8,160
South Korea	9,615	5,886	6,947
Singapore	10,771	3,645	1,919
Other Far East	1,671	1,162	612
Other Americas	2,087	459	2,015
Total net revenues	$66,350	$60,217	$62,320

Distributors and resellers have accounted for a significant portion of the Company's net revenues in the past. For fiscal 2007, sales to Avnet Inc., an international distributor, represented 10.3% of the Company's net revenues. For fiscal 2006, sales to Avnet represented 11.8% of the Company's net revenues. For fiscal 2005, none of the Company's customers represented 10% or more of the Company's net revenues.

Property and equipment geographical breakdown was as follows (in thousands):

	April 29, 2007	April 30, 2006
United States	$ 14,261	$ 12,010
Thailand	2,875	2,695
Romania	2,976	2,874
Japan	2,755	2,191
Other	276	94
	23,143	19,864
Less: accumulated depreciation and amortization	(11,443)	(10,456)
Total net property and equipment	$ 11,700	$ 9,408

Note 11—Commitments and Contingencies

Purchase Commitments

Purchase commitments for open purchase orders at April 29, 2007 and April 30, 2006 for which goods and services had not been received were approximately $5.9 million and $6.2 million, respectively.

Litigation and Other Claims

In the normal course of business, the Company periodically receives notification of threats of legal action in relation to claims of patent infringement by the Company. Currently there are no such active actions.

Guarantees

In November 2002, the FASB issued FASB Interpretation No. 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"* ("FIN 45"). The Company applies the disclosure provisions of FIN 45 to its agreements that contain guarantee or indemnification clauses. FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity's product warranty liabilities. These disclosure provisions expand those required by SFAS No. 5, *"Accounting for Contingencies"* by requiring that guarantors disclose certain types of guarantees, even if the likelihood of requiring the guarantor's performance is remote. The following is a description of significant arrangements through which the Company is a guarantor:

Indemnification Obligations

The Company is a party to a variety of agreements pursuant to which it may be obligated to indemnify the other party with respect to certain matters. Typically, these obligations arise in the context of contracts entered into by the Company, under which the Company customarily agrees to hold the other party harmless against losses arising from a breach of representations and covenants related to such matters as title to assets sold and certain intellectual property rights. Generally, payment by the Company is conditioned on the other party making a claim pursuant to the procedures specified in the particular contract, which procedures typically allow the Company to challenge the other party's claims. Further, the Company's obligations under these agreements may be limited in terms of time and/or amount, and in some instances, the Company may have recourse against third parties for certain payments made by it under these agreements.

It is not possible to predict the maximum potential amount of future payments under these or similar agreements due to the conditional nature of the Company's obligations and the unique facts and circumstances involved in each particular agreement. Historically, payments made by the Company under these agreements have not had a material effect on its business, financial condition, cash flows or results of operations. The Company believes that if it were to incur a loss in any of these matters, such loss should not have a material effect on its business, financial condition, cash flows or results of operations.

Product Warranties

The Company estimates its product warranty costs based on historical warranty claim experience and applies this estimate to the revenue stream for products under warranty. Included in the Company's sales returns reserves are estimated return exposures associated with product warranties. Estimated future costs for warranties applicable to revenues recognized in the current period are charged to the Company's cost of revenues. The warranty accrual is reviewed quarterly to verify that it properly reflects the remaining obligations based on the anticipated expenditures over the balance of the obligation period. Adjustments are made when actual claim experience differs from estimates. Warranty costs were less than $100,000 for each of fiscal 2007, fiscal 2006 and fiscal 2005.

Note 12—Related Party Transactions

Elex N.V.

During the fourth quarter of fiscal 2000, the Company began taking delivery of wafers fabricated at X-FAB Texas, Inc. ("X-FAB") a wholly owned subsidiary of Elex N.V. ("Elex"), a Belgian holding company. Roland Duchâtelet, the Chairman and Chief Executive Officer of Elex, serves as a member of the Company's Board of Directors. Elex initially became a related party in 1998 through the purchase of 5.5 million restricted shares of the Company's common stock. The wafers provided by X-FAB include most of the Company's analog/mixed-signal products and supplement some of the same EEPROM designs fabricated at various other foundries the Company utilizes. Other than purchase orders currently open with X-FAB, there is no purchasing agreement in place with X-FAB. During fiscal 2007, fiscal 2006 and fiscal 2005, the Company purchased $1.2 million, $2.5 million and $2.4 million of wafers, respectively, from X-FAB. As of April 29, 2007 and April 30, 2006, the total amount owed to X-FAB by the Company was approximately $68,000 and $143,000, respectively. Elex held 4.5% of the outstanding shares of the Company as of April 29, 2007.

The Company believes that the terms of these transactions were no less favorable than reasonably could be expected to be obtained from unaffiliated parties.

Schedule II—Valuation and Qualifying Accounts

Fiscal Year Ended	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions	Balance at End of Year
	(In thousands)			
April 29, 2007				
Allowance for doubtful accounts receivable	$138	$ —	$(30)	$108
OEM sales returns allowance	$110	$ 52	$(32)	$130
April 30, 2006				
Allowance for doubtful accounts receivable	$138	$ —	$ —	$138
OEM sales returns allowance	$107	$ 87	$(84)	$110
May 1, 2005				
Allowance for doubtful accounts receivable	$138	$ —	$ —	$138
OEM sales returns allowance	$ 39	$147	$(79)	$107

EXHIBIT INDEX

Exhibit No.	Description
3.1(1)	Restated Certificate of Incorporation of Registrant.
3.2(2)	Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock.
3.4(3)	Bylaws of Catalyst Semiconductor, Inc., as amended and restated June 6, 2004.
4.1(4)	Specimen Stock Certificate.
4.2(2)	Preferred Shares Rights Agreement, dated as of December 21, 2006 between Catalyst Semiconductor, Inc. and Computershare Trust Company, N.A., including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively.
4.6(5)	Amended and Restated 2003 Stock Incentive Plan.
4.6.1(6)	Form of Stock Option Agreement.
4.6.2(7)	Form of Restricted Stock Agreement.
4.6.3(5)	Form of Restricted Stock Unit Agreement.
4.7	2003 Director Stock Option Plan.
4.7.1(6)	Form of 2003 Director Option Plan (same as 4.6.1).
4.8(8)	1998 Special Equity Incentive Plan.
10.27(9)*	Form of Indemnification Agreement entered into by Registrant with each of its directors and executive officers.
10.61(10)	Common Stock Purchase Agreement dated as of May 26, 1998 between Registrant and Elex N.V. with Standstill Agreement dated as of May 26, 1998 between the Registrant and Elex N.V.
10.61.1(11)	Common Stock Purchase Agreement dated as of September 14, 1998 between Registrant and Elex N.V. with Standstill Agreement dated as of September 14, 1998 between the Registrant and Elex N.V.
10.61.2(12)	Amendment No. 1 to Amended and Restated Standstill Agreement dated as of April 22, 2004.
10.61.3(12)	Second Amended and Restated Standstill Agreement dated as of June 10, 2004.
10.83(13)	Stock Transfer Agreement dated April 19, 2002 between Elex NV and Registrant.
10.84(14)*	Form of Change of Control Agreement between Registrant and its non-employee directors.
10.85(15)*	Amended and Restated Employment Agreement dated May 14, 2007 between Gelu Voicu and Registrant.
10.86(12)	Stock Transfer Agreement dated as of April 22, 2004 between the Registrant and Elex N.V.
10.87(16)*	Severance Agreement dated October 14, 2002 between George Smarandoiu and Registrant.
10.88(17)	Sale-Purchase Promissory Agreement dated November 6, 2003 between Registrant and S.C. Hathor Impex SRL.
10.91(18)	Fiscal 2005 Bonus Plan.

Exhibit No.	Description
10.92(19)	Severance Agreement dated August 23, 2005 between Thomas Gay and Registrant.
10.93(19)	Severance Agreement dated August 23, 2005 between Sorin Georgescu and Registrant.
10.94(19)	Severance Agreement dated August 23, 2005 between Irvin Kovalik and Registrant.
10.95(19)	Severance Agreement dated August 23, 2005 between George Smarandoiu and Registrant.
10.96(20)	Fiscal 2006 Bonus Plan.
10.97(21)	Separation agreement effective as of July 29, 2005 between Barry Wiley and Registrant.
10.98(22)	Offer Letter with Scott Brown dated August 18, 2005.
10.99(23)	Agreement of Sale by and between 2975 Stender Associates LLC and Catalyst Semiconductor, Inc. effective as of February 3, 2006.
10.100(24)	Lease Agreement entered into on March 6, 2006 by and between Catalyst Semiconductor International, Inc. and Stars Microelectronics.
10.100.1(25)	Amendment No. 1 dated October 19, 2006 to Lease Agreement by and between Catalyst Semiconductor (Thailand) Limited and Stars Microelectronics.
21.1	List of Subsidiaries of Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney (included on page 39).
31	Certification of Principal Executive Officer and Principal Financial Officer pursuant to U.S.C. Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification of Principal Executive Officer and Principal Financial Officer pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1) Incorporated by reference to Registrant's Registration Statement on Form 8-A/A filed with the SEC on December 28, 2006.

(2) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on December 28, 2006.

(3) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on June 12, 2007.

(4) Incorporated by reference to Registrant's Registration Statement on Form 8-A/A filed with the SEC on April 29, 1993.

(5) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on December 28, 2006.

(6) Incorporated by reference to Registrant's Registration Statement on Form S-8 filed with the SEC on March 3, 2006 (File No. 333-132204).

(7) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on December 4, 2006.

(8) Incorporated by reference to an Appendix to Registrant's Definitive Proxy Statement previously filed with the SEC on July 27, 2000.

(9) Incorporated by reference to Registrant's Registration Statement on Form S-1 filed with the SEC on May 11, 1993 (File No. 33-60132), as amended.

(10) Incorporated by reference to Registrant's Annual Report on Form 10-K filed with the SEC on August 19, 1998.

(11) Incorporated by reference to Registrant's Quarterly Report on Form 10-Q filed with the SEC on September 21, 1998.

(12) Incorporated by reference to Registrant's Registration Statement on Form S-3 filed with the SEC on June 14, 2004 (File No. 333-116425).

(13) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on April 30, 2002.

(14) Incorporated by reference to Registrant's Annual Report on Form 10-K filed with the SEC on July 29, 2002.

(15) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on May 25, 2007.

(16) Incorporated by reference to Registrant's Annual Report on Form 10-K filed with the SEC on June 30, 2004.

(17) Incorporated by reference to Registrant's Quarterly Report on Form 10-Q filed with the SEC on March 9, 2004.

(18) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on August 5, 2005.

(19) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on August 26, 2005.

(20) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on September 7, 2005.

(21) Incorporated by reference to Registrant's Quarterly Report on Form 10-Q filed with the SEC on September 9, 2005.

(22) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on October 11, 2005.

(23) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on February 9, 2006.

(24) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on March 10, 2006.

(25) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on October 25, 2006.

† Confidential treatment has been granted as to a portion of this Exhibit. Such portion has been redacted and filed separately with the SEC.

* Constitutes a management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 14(c) of Form 10-K.



(This page has been left blank intentionally.)



CATALYST OVERVIEW

Beyond Memory

Catalyst Semiconductor, Inc. was founded in 1985 as an EEPROM non-volatile memory supplier and expanded its product strategy several years ago to go beyond memory into the analog/mixed-signal market space. Catalyst has demonstrated a consistent 68% compound annual growth rate in analog and mixed-signal products for the past five years. Analog and mixed-signal product lines include Digitally Programmable Potentiometers [DPP™], white and color LED drivers, DC/DC converters, voltage supervisors, linear regulators and I/O expanders. The memory product lines consist of serial and parallel EEPROMs, Flash and NVRAM. Catalyst devices are used in telecommunications, networking systems, computation, automotive, industrial and consumer markets.

Catalyst is traded on the NASDAQ Global Market. The trading symbol is: CATS.

Competitive Advantage

Extensive experience in non-volatile memories leveraged into the analog domain, combined with leading-edge IP and an exceptionally streamlined cost structure give Catalyst a strong competitive advantage.

LEADING-EDGE PRODUCTS
Rapidly growing Analog and Mixed-Signal product lines.

BROAD LINE OF EEPROMs
Serial and Parallel.

AWARD-WINNING PRODUCTS
Quad-Mode™ LED Drivers.

PROVEN HIGH VOLUME
Over 150 million ICs per quarter.[1]

WORLD-CLASS QUALITY
ISO 9001:2000 certified.

Note:
(1) Approximate quarterly average, as of Q4 FY 2007.



August 2007, Document Number: MD-7063, Rev. A


CATALYST
SEMICONDUCTOR, INC.
BEYOND MEMORY™

Catalyst Semiconductor, Inc.
2975 Stender Way
Santa Clara, CA 95054
Phone: +(1) 408-542-1000 • Fax: +(1) 408-542-1200
www.catsemi.com


CATALYST
SEMICONDUCTOR, INC.

Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Central Time, on September 25, 2007.



Vote by Internet

- Log on to the Internet and go to **www.investorvote.com**
- Follow the steps outlined on the secured website.



Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the United States, Canada & Puerto Rico any time on a touch tone telephone. There is **NO CHARGE** to you for the call.
- Follow the instructions provided by the recorded message.


SEP 04 2007
PROCESSING
SECTION

Using a **black ink** pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

▼ **IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

A Proposals — The Board of Directors recommends a vote FOR the nominee listed and FOR Proposal 2.

1. To elect the following person as Class III director to hold office for a 3-year term and until his successor is elected and qualified.

	For	Withhold
01 - Roland M. Duchâtelet	☐	☐

	For	Against	Abstain
2. To ratify the appointment of PriceWaterhouseCoopers LLP as the independent registered public accounting firm of the Company for the fiscal year ending April 27, 2008.	☐	☐	☐

3. The proxies are also authorized to vote in their discretion on such other business as may properly come before the meeting or any adjournment or postponement hereof.

B Non-Voting Items

Change of Address — Please print new address below.

Meeting Attendance
Mark box to the right if you plan to attend the Annual Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign here. Sign exactly as name(s) appear on your stock certificate. If shares of stock are held of record in the name of two or more persons or in the name of husband and wife, whether as joint tenants or otherwise, both or all of such persons should sign the Proxy. If shares of stock are held of record by a corporation, the Proxy should be executed by the President or Vice President and the Secretary or Assistant Secretary. Executors or administrators or other fiduciaries who execute the Proxy for a deceased stockholder should give their full title. Please date the Proxy.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		



1 U P X CATS2



▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

CATALYST SEMICONDUCTOR, INC.

Proxy — Catalyst Semiconductor, Inc.

Proxy for the Annual Meeting of Stockholders
To be Held September 25, 2007
Solicited by the Board of Directors

The undersigned hereby appoints Gelu Voicu and David P. Eichler, and each of them with full power of substitution, to represent the undersigned and to vote all shares of stock in CATALYST SEMICONDUCTOR, INC., a Delaware corporation (the "Company"), which the undersigned is entitled to vote at the Annual Meeting of Stockholders of the Company to be held at 2975 Stender Way, Santa Clara, California 95054 at 2:00 p.m., local time, and at any adjournment or postponement thereof (i) as hereinafter specified upon the proposals listed on the reverse side and as more particularly described in the Proxy Statement of the Company dated August 24, 2007 (the "Proxy Statement"), receipt of which is hereby acknowledged, and (ii) in their discretion upon such other matters as may properly come before the meeting.

THE SHARES REPRESENTED HEREBY SHALL BE VOTED AS SPECIFIED. IF NO SPECIFICATION IS MADE, SUCH SHARES SHALL BE VOTED FOR PROPOSALS 1 AND 2.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, YOU ARE URGED TO SIGN AND PROMPTLY MAIL THIS PROXY IN THE RETURN ENVELOPE SO THAT YOUR STOCK MAY BE REPRESENTED AT THE MEETING.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

Stock Performance Graph

The following graph compares the cumulative total return to stockholders of our common stock from April 30, 2002 to April 30, 2007 to the cumulative total return over such period of (i) the S&P 500 Index and (ii) the S&P Semiconductors Index. The graph assumes that $100 was invested on April 30, 2002 in our common stock and in each of the other two indices and the reinvestment of all dividends, if any.

The information contained in the Performance Graph shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that Catalyst specifically incorporates it by reference into any such filing. The graph is presented in accordance with SEC requirements. Stockholders are cautioned against drawing any conclusions from the data contained therein, as past results are not necessarily indicative of future performance.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN*
Among Catalyst Semiconductor, Inc., The S&P 500 Index
And The S&P Semiconductors Index


$300
$250
$200
$150
$100
$50
$0
2002
2003
2004
2005
2006
2007
Catalyst Semiconductor, Inc.
S&P 500
S&P Semiconductors

* $100 invested on April 30, 2002 in stock or index-including reinvestment of dividends. For purposes of presentation, data presented above reflect April 30 of each year.


SEC MAIL
RECEIVED
PROCESSING
SEP 04 2007
WASH, D.C.
210
SECTION

CATALYST SEMICONDUCTOR, INC.

2975 Stender Way

Santa Clara, CA 95054

Dear Fellow Stockholders:

You are cordially invited to attend the Annual Meeting of Stockholders of Catalyst Semiconductor, Inc., which will be held on Tuesday, September 25, 2007, at 2:00 p.m. local time, at our principal executive offices at 2975 Stender Way, Santa Clara, CA 95054.

Whether or not you plan to attend the Annual Meeting, you will be asked to consider and vote upon the proposals set forth in the Notice of Annual Meeting accompanying this letter. The enclosed proxy statement more fully describes the details of the business to be conducted at the Annual Meeting.

After reading the proxy statement, please mark, date, sign and return, as promptly as possible, the proxy card in the accompanying reply envelope. **Your shares cannot be voted unless you sign, date and return the enclosed proxy card, vote your shares by telephone (as instructed on the enclosed proxy), vote your shares via the Internet (as instructed on the enclosed proxy) or attend the annual meeting in person.** Any stockholder attending the Annual Meeting may vote in person even if he or she has returned a proxy card.

A copy of our Annual Report on Form 10-K for the fiscal year ended April 29, 2007 is enclosed.

We look forward to seeing you at the Annual Meeting.

Sincerely,

GELU VOICU
President, Chief Executive Officer and Director

Santa Clara, California
August 24, 2007

IMPORTANT

Whether or not you plan to attend the meeting, please mark, date, sign and return the enclosed proxy card as promptly as possible. You may also vote your shares by following the vote via the Internet or vote by telephone instructions on your proxy card. If you attend the meeting and so desire, you may withdraw your proxy and vote in person.


SEC MAIL PROCESSING
RECEIVED
SEP 04 2007
WASH, D.C.
210
SECTION

CATALYST SEMICONDUCTOR, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held on Tuesday, September 25, 2007
2:00 p.m. local time

To the Stockholders of Catalyst Semiconductor, Inc.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Catalyst Semiconductor, Inc., a Delaware corporation, will be held on Tuesday, September 25, 2007, at 2:00 p.m. local time, at our principal executive offices located at 2975 Stender Way, Santa Clara, CA 95054 for the following purposes:

1. To elect one Class III Director to serve for a three-year term expiring at the 2010 Annual Meeting of Stockholders or until such director's successor is duly elected and qualified.
2. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending April 27, 2008.
3. To transact such other business as may properly come before the meeting and any adjournment or postponement thereof.

The enclosed proxy statement more fully describes the foregoing items and business to be conducted at the Annual Meeting.

The Board of Directors has fixed the close of business on August 17, 2007 as the record date for determining the stockholders entitled to notice of and to vote at the Annual Meeting and any adjournments and postponements thereof.

After careful consideration, the board of directors recommends a vote ***in favor of*** each proposal set forth above.

Your vote is important. After reading the proxy statement, please mark, date, sign and return, as promptly as possible, the proxy card in the accompanying reply envelope. **Your shares cannot be voted unless you sign, date and return the enclosed proxy card, vote your shares by telephone (as instructed on the enclosed proxy), vote your shares via the Internet (as instructed on the enclosed proxy) or attend the annual meeting in person.** Any stockholder attending the Annual Meeting may vote in person even if he or she has returned a proxy card.

By Order of the Board of Directors

DAVID P. EICHLER
Secretary

Santa Clara, California
August 24, 2007

IMPORTANT

Whether or not you plan to attend the meeting, please mark, date, sign and return the enclosed proxy card as promptly as possible. You may also vote your shares by following the vote via the Internet or vote by telephone instructions on your proxy card. If you attend the meeting and so desire, you may withdraw your proxy and vote in person.

Thank you for acting promptly.

CATALYST SEMICONDUCTOR, INC.

PROXY STATEMENT FOR THE 2007

ANNUAL MEETING OF STOCKHOLDERS

To Be Held on Tuesday, September 25, 2007

General

The enclosed proxy is solicited on behalf of the board of directors of Catalyst Semiconductor, Inc., a Delaware corporation ("Catalyst," "we," "us" or "our company"), for use at the Annual Meeting of Stockholders to be held on Tuesday, September 25, 2007, at 2:00 p.m. local time, or at any adjournment thereof ("Annual Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders. The Annual Meeting will be held at our principal executive offices located at 2975 Stender Way, Santa Clara, CA 95054. This proxy statement contains important information regarding our Annual Meeting. Specifically, it identifies the proposals on which you are being asked to vote, provides information you may find useful in determining how to vote and describes the voting procedures.

These definitive proxy materials were first mailed to our stockholders on or about August 27, 2007. The term "proxy materials" includes this proxy statement, the accompanying proxy card, a letter to stockholders and our Annual Report on Form 10-K for the year ended April 29, 2007.

Record Date and Shares Outstanding

The close of business on August 17, 2007 has been fixed as the record date for determining the stockholders who are entitled to notice of and to vote at the meeting. As of the close of business on the record date, there were 16,378,004 shares of our common stock issued and outstanding and held of record by 148 stockholders. We have 2,000,000 shares of authorized preferred stock, none of which were issued and outstanding as of the record date.

Revocability of Proxies

You or such other person as you have authorized to vote your shares may revoke any proxy given pursuant to this solicitation at any time:

- by delivering a written notice of revocation to the Secretary of Catalyst at our principal executive offices at 2975 Stender Way, Santa Clara, CA 95054;
- by signing and returning another proxy card bearing a later date; or
- by attending the meeting and voting in person.

Methods of Voting

Each stockholder is entitled to one vote on all matters presented at the Annual Meeting, for each share of common stock owned by such stockholder. Votes will be tabulated by Steve Miller, our Corporate Controller, who was appointed as the inspector of elections for the meeting. The inspector of elections will separately tabulate the affirmative and negative votes, abstentions and broker non-votes. You may vote your shares in the following manner:

Voting by Mail. By signing and returning the proxy card according to the enclosed instructions, you are enabling our Chairman and Chief Executive Officer, Gelu Voicu, and our Vice President of Finance and Administration and Chief Financial Officer, David P. Eichler, who are named on the proxy card as "proxies and attorneys-in-fact," to vote your shares as proxy holders at the meeting in the manner you indicate. We encourage you to sign and return the proxy card even if you plan to attend the meeting. In this way, your shares will be voted even if you are unable to attend the meeting.

Your shares will be voted in accordance with the instructions you indicate on the proxy card. If you submit the proxy card, but do not indicate your voting instructions, your shares will be voted as follows:

- FOR the election of the Class III director nominee identified in Proposal One; and
- FOR the ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditors for the fiscal year ending April 27, 2008.

If you do not provide specific voting instructions, your shares will be voted at the discretion of the proxies as to other matters but may come properly before the meeting.

Voting in Person at the Meeting. If you plan to attend the Annual Meeting and vote in person, we will provide you with a ballot at the meeting. If your shares are registered directly in your name, you are considered the stockholder of record and you have the right to vote in person at the meeting. If your shares are held in the name of your broker or other nominee, you are considered the beneficial owner of shares held in your name, but if you wish to vote at the meeting, you will need to bring with you to the Annual Meeting a legal proxy from your broker or other nominee authorizing you to vote these shares.

Voting via the Internet or by Telephone. In addition, if your shares of our common stock are registered directly in your name you may vote either via the Internet or by telephone. Specific instructions for voting via the Internet or by telephone are set forth on the enclosed proxy card. The Internet and telephone voting procedures are designed to authenticate your identity and to allow you to give your voting instructions and confirm that your voting instructions have been properly recorded.

If your shares are registered in the name of a bank or brokerage firm, you may be eligible to vote your shares electronically via the Internet or by telephone. A large number of banks and brokerage firms offer Internet and telephone voting. If your bank or brokerage firm offers Internet and telephone voting, your proxy card will provide specific instructions. If your proxy card does not reference Internet or telephone voting information please complete and return your proxy card in the self-addressed, postage-paid envelope provided.

If you vote via the Internet or by telephone, you do not need to complete and mail your proxy card.

Votes Required for Each Proposal

The vote required and method of calculation for the proposals to be considered at the Annual Meeting are as follows:

- *Proposal One—Election of the Class III Director.* The Class III director nominee receiving the highest number of votes, in person or by proxy, will be elected as director. You may vote (i) "for" the nominee, or (ii) "withhold" for the nominee.
- *Proposal Two—Ratification of the Appointment of Independent Registered Public Accounting Firm.* Ratification of PricewaterhouseCoopers LLP for the current fiscal year will require the affirmative vote of a majority of the shares present at the Annual Meeting, in person or by proxy. You may vote "for," "against," or "abstain" from voting on the proposal to ratify PricewaterhouseCoopers LLP as our independent registered public accounting firm.

Proxy Solicitation Costs

We will pay the cost of soliciting proxies, consisting of the printing, handling and mailing of the proxy and related material and the actual expense incurred by brokerage houses, custodians, nominees and fiduciaries in forwarding proxy material to the beneficial owners of our common stock. In order to assure that a majority vote will be present in person or by proxy at the Annual Meeting, it may be necessary for certain of our officers, directors, regular employees and other representatives to solicit proxies by telephone, facsimile, telegraph, electronic means or in person. These persons will receive no extra compensation for their services.

Householding

To reduce the expenses of delivering duplicate voting materials to our stockholders who may have more than one Catalyst stock account, we are delivering only one set of the proxy materials for the fiscal year ended April 29, 2007 to certain stockholders who share an address, unless otherwise requested. A separate proxy card is included in the proxy materials for each of these stockholders. If you share an address with another stockholder and have received only one set of proxy materials, you may write or call us to request a separate copy of these materials at no cost to you. For future annual meetings, you may request separate proxy materials, or request that we send only one set of voting materials to you if you are receiving multiple copies, by calling us at (408) 542-1051 or by writing us at Catalyst Semiconductor, Inc., 2975 Stender Way, Santa Clara, CA 95054 Attn: Secretary. **You may receive an additional copy of our Annual Report on Form 10-K for the fiscal year ended April 29, 2007 without charge by sending a written request to Catalyst Semiconductor, Inc., 2975 Stender Way, Santa Clara, CA 95054 Attn: Secretary.**

Quorum; Abstentions; Broker Non-Votes

Holders of a majority of our outstanding shares of common stock entitled to vote as of the record date, August 17, 2007, must be present, in person or by proxy, at the Annual Meeting in order to have the required quorum for the transaction of business. If the shares present in person and by proxy at the meeting do not constitute the required quorum, the meeting may be adjourned to a subsequent date for the purpose of obtaining a quorum.

Shares that are voted "for," "against" or "withheld" are treated as being present at the meeting for purposes of establishing a quorum. Shares that are voted "for," "against" or "abstain" with respect to a matter will also be treated as being present.

If you return a proxy card that indicates an abstention from voting on all matters, the shares represented will be counted as present for the purpose of determining a quorum, but they will not be voted on any matter at the Annual Meeting. Consequently, if you abstain from voting on the proposal to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm, your abstention will have the same effect as a vote against that proposal.

Under the rules that govern brokers who have record ownership of shares that are held in street name for their clients, who are the beneficial owners of the shares, brokers have discretion to vote these shares on routine matters but not on non-routine matters. Your broker will have discretionary authority to vote your shares on each of the proposals set forth herein, which are both routine matters. A "broker non-vote" occurs when a broker expressly instructs on a proxy that it is not voting on a matter, whether routine or non-routine. Broker non-votes are counted for the purpose of determining the presence or absence of a quorum but are not counted for determining the number of votes cast for or against a proposal. Thus, a broker non-vote will make a quorum more readily obtainable, but the broker non-vote will not otherwise affect the outcome of the vote on a proposal. With respect to a proposal that requires a majority of the outstanding shares, however, a broker non-vote has the same effect as a vote against the proposal.

Deadline for Receipt of Stockholder Proposals for the 2008 Annual Meeting of Stockholders

As a stockholder, you may be entitled to present proposals for action at a forthcoming meeting if you comply with the requirements of the proxy rules established by the Securities and Exchange Commission

("SEC"). Proposals of our stockholders intended to be presented for consideration at our 2008 Annual Meeting of Stockholders must be received by us no later than April 29, 2008, in order that they may be included in the proxy statement and on the proxy card for our 2008 Annual Meeting.

The SEC rules establish a different deadline with respect to discretionary voting for stockholder proposals that are not intended to be included in a company's proxy statement. The attached proxy card grants the proxy holder discretionary authority to vote on any matter raised at the annual meeting. The discretionary vote deadline for our 2008 Annual Meeting is July 11, 2008, which is 45 calendar days prior to the anniversary of the mailing date of this proxy statement. If a stockholder gives notice of a proposal after the discretionary vote deadline, our proxy holder will be allowed to use his discretionary voting authority to vote against the stockholder proposal when and if the proposal is raised at our 2008 Annual Meeting.

In addition, our bylaws establish an advance notice procedure with regard to specified matters, including stockholder proposals and director nominations, which are proposed to be properly brought before an Annual Meeting of Stockholders. In general, notice of the proposal must be received by our Secretary not less than 90 days prior to the date of the 2008 Annual Meeting, or, if less than 100 days' prior notice of the date of the meeting is given to the stockholders, not later than 10 days following the notice of the meeting was mailed. A stockholder's notice shall include: (i) the name and address of the stockholder who intends to make the nominations or propose the business, and, as the case may be, the name and address of the person or persons to be nominated or the nature of the business to be proposed; (ii) a representation that the stockholder is a holder of record of stock of the corporation entitled to vote at such meeting and, if applicable, intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice or introduce the business specified in the notice; (iii) if applicable, a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; (iv) such other information regarding each nominee or each matter of business to be proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had the nominee been nominated, or intended to be nominated, or the matter been proposed, or intended to be proposed by the board of directors; and (v) if applicable, the consent of each nominee to serve as director of the corporation if so elected. A copy of our bylaws is available upon written request to: Catalyst Semiconductor, Inc., 2975 Stender Way, Santa Clara, CA 95054, Attn: Secretary.

Stockholder Communications to Directors

Stockholders may communicate directly with our board of directors by writing to them c/o Catalyst Semiconductor, Inc., 2575 Stender Way, Santa Clara, California 95054. Unless the communication is marked "confidential," our company Secretary will monitor these communications and provide appropriate summaries of all received messages to the Chairperson of our Nominating and Corporate Governance Committee. Any stockholder communication marked "confidential" will be logged as "received," but will not be reviewed by our company Secretary. Such confidential correspondence will be immediately forwarded to the Chairperson of the Nominating and Corporate Governance Committee for appropriate action. Where the nature of a communication concerns questionable accounting or auditing matters directed directly to the Audit Committee, our company Secretary will log the date of receipt of the communication, as well as (for non-confidential communications) the identity of the correspondent in the Company's stockholder communications log. At least quarterly, or more frequently as may be appropriate, the Nominating and Corporate Governance Committee will forward copies of all such original stockholder communications along with the related memos and responses to our board of directors for review.

PROPOSAL 1

ELECTION OF THE CLASS III DIRECTOR

Nominees

Our bylaws provide that the number of directors shall be established by our board of directors or our stockholders. Our certificate of incorporation provides that the membership of the board of directors shall be divided into three classes, with the classes serving for staggered, three-year terms. After the election of the Class III director at the 2007 Annual Meeting of Stockholders, the terms of the Class I directors, Class II directors and Class III director will expire at the Annual Meeting of Stockholders to be held in 2008, 2009 and 2010, respectively.

Currently, the authorized number of directors is five. One director will be elected at the Annual Meeting to serve as the Class III director until the 2010 Annual Meeting of Stockholders or until such directors' successor is duly elected and qualified.

The board of directors has nominated Roland M. Duchâtelet, a current director, for election as the Class III director.

Unless otherwise instructed, the proxy holder will vote the proxies received by them for Dr. Duchâtelet. In the event that Dr. Duchâtelet becomes unable or declines to serve as director at the time of the Annual Meeting, the proxy holder will vote the proxies for any substitute nominee who is designated by the current board of directors to fill such vacancy. However, we do not expect that Dr. Duchâtelet will be unable or will decline to serve as director. In the event that additional persons are nominated for election as the Class III director, the proxy holder intends to vote all proxies received by him in such a manner as to assure the election of Dr. Duchâtelet.

Information with Respect to Nominee and Other Current Directors

Set forth below are the names of and certain information about Dr. Duchâtelet and the current Class I and Class II directors as of April 29, 2007.

Name	Age	Position with Catalyst	Since	Board Committees
Nominee for Class III Director				
Roland M. Duchâtelet	60	Director	1999	A, S
Continuing Class I Directors				
Henry C. Montgomery	71	Chairman of the Board, Director	2000	A*, C, N, S
Gelu Voicu	57	President and Chief Executive Officer, Director	2002	
Continuing Class II Directors				
Garrett A. Garrettson	64	Director	2003	A, C*, N, S
Glen G. Possley	67	Director	2000	A, C, N*

Board Committees: A—Audit, C—Compensation, N—Nominating and Governance, S—Strategy Committee

* Indicates chair of that committee

There are no family relationships between any of our directors or executive officers.

Dr. Duchâtelet has served as our director since September 1999. From September 1989 to the present, Dr. Duchâtelet has served as chairman of Elex N.V., a holding company. Additionally, Dr. Duchâtelet serves as chairman of the board of directors of Melexis N.V., a semiconductor company, a position he has held since May 1994, and is also a director of EPIQ N.V., a semiconductor company. Dr. Duchâtelet holds a B.S. in Applied Economic Sciences, an M.B.A. and a Ph.D. in Electronic Engineering from the University of Leuven, Belgium.

Mr. Montgomery has served as our director since July 2000 and has served as the chairman of our board of directors since August 2002. Mr. Montgomery previously served as a member of our board of directors from 1990 to 1996. Since 2006, Mr. Montgomery has served as chairman of the board and chief executive officer of Montgomery Pacific Outsourcing, LLC, a financial management and accounting outsourcing firm with a subsidiary in the Philippines. Since 1980, Mr. Montgomery has served as the chairman of the board of Montgomery Professional Services Corporation, a financial management, accounting outsourcing and professional staffing firm. Mr. Montgomery also serves as a director of Swift Energy Company, an independent oil and gas company, and ASAT Holdings Ltd., a provider of semiconductor assembly, test and package design services. Since June 2005, Mr. Montgomery has served as chairman of the board of ASAT Holdings Ltd., a semiconductor packaging and test company located in Hong Kong and Guangdong, China. He holds a B.A. in Economics from Miami University in Oxford, Ohio.

Mr. Voicu has served as our president and chief executive officer and as a director since October 2002. From August 2002 to October 2002, he served as our executive vice president and chief operating officer. From April 1998 to August 2002, he served as our vice president of engineering and manufacturing. From July 1995 to April 1998, Mr. Voicu was our director of flash product lines. Mr. Voicu holds an M.S. in Electrical Engineering from the Polytechnical Institute, Bucharest, Romania.

Dr. Garrettson has served as our director since February 2003. From December 2005 to present, Dr. Garrettson has served as the president, chief executive officer and a director of Fresco Technologies, a private digital imaging company, and from October 2004 to present, he has served as the president of G. Garrettson Consulting LLC. From November 2001 to September 2004, Dr. Garrettson served as the president, chief executive officer and a director of Clairvoyante, Inc., an intellectual property licensing company of flat panel display technology. From April 2000 to December 2002, Dr. Garrettson served as the chairman of the board of directors of Spectrian Corporation, a power amplifier company. From April 1996 to March 2000, Dr. Garrettson served as president, chief executive officer and a director of Spectrian. From March 1993 to March 1996, Dr. Garrettson served as president and CEO of Censtor Corporation. Dr. Garrettson holds a B.S. and an M.S. in Engineering Physics and a Ph.D. in Mechanical Engineering from Stanford University.

Dr. Possley has served as our director since July 2000 and served as our lead director from May 2001 to August 2002. From January 1998 to the present, Dr. Possley served as a managing general partner at Glen-Ore Associates, a consulting company focused on the semiconductor business. From January 1998 to January 2000, Dr. Possley was a partner at International Technology Ventures and N-Able Group. Dr. Possley is a director of Novellus Systems, Inc., a semiconductor equipment company, and since November 2005, Dr. Possley has served as a member of the board of directors of ASAT Holdings Ltd.. He received a B.S. in Mathematics from Western Illinois University and a Ph.D. in Physical Chemistry from the University of Kentucky.

Vote Required for Election

If a quorum is present and voting, the nominee receiving the highest number of affirmative votes will be elected as the Class III director. Votes withheld from any director are counted for purposes of determining the presence or absence of a quorum, but have no other legal effect under Delaware law. If you hold your shares through a broker, bank or other nominee and you do not instruct them how to vote on this proposal, your broker may have the authority to vote your shares.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *"FOR"* DR. DUCHÂTELET AS THE CLASS III DIRECTOR.

CORPORATE GOVERNANCE AND OTHER MATTERS

Policy for Director Recommendations and Nominations

The Nominating and Governance Committee was established in August 2004 and adopted guidelines regarding director recommendations and nominations at that time. The Nominating and Governance Committee will consider candidates for board membership suggested by a board member, management, stockholders and others. It is the policy of our Nominating and Governance Committee to consider recommendations for candidates to the board of directors from stockholders who have held not less than 1% shares of the outstanding shares of our common stock for at least 12 months prior to the date of the submission of the recommendation. The Nominating and Governance Committee will consider persons recommended by our stockholders in the same manner as a nominee recommended by the board of directors, a board member or management.

A stockholder may also nominate a person directly for election to the board of directors at an Annual Meeting of our Stockholders provided they meet the requirements set forth in our bylaws related to stockholder proposals.

Where the Nominating and Governance Committee has either identified a prospective nominee or determines that an additional or replacement director is required, the Nominating and Governance Committee may take such measures that it considers appropriate in connection with its evaluation of a candidate for nomination, including candidate interviews, inquiry of the person or persons making the recommendation or nomination, engagement of an outside search firm to gather additional information, or reliance on the knowledge of the members of the committee, the board of directors or management. In its evaluation of director candidates, including incumbent directors, the Nominating and Governance Committee will consider a number of factors, including:

- The current size and composition of the board of directors and the needs of the board of directors and its committees; and
- Factors such as judgment, independence, character and integrity, area of expertise, diversity of experience, length of service and potential conflicts of interest.

While the Nominating and Governance Committee has not specified specific, minimum qualifications for candidates, it also believes that the following qualifications are desirable for a nominee for director:

- The highest personal and professional ethics and integrity;
- Proven achievement and competence in the nominee's field and the ability to exercise sound business judgment;
- Skills that are complementary to those of the existing directors;
- The ability to assist and support management and make contributions to our success; and
- An understanding of the fiduciary obligations of a board member and the commitment of time and energy necessary to diligently carry out those duties.

After completing the evaluation and review, the Nominating and Governance Committee will make a recommendation to the board of directors as to a slate of the persons for nomination to the board of directors. The board of directors will review the slate and adjust or approve it after considering the recommendation and report of the Nominating and Governance Committee.

Statement on Corporate Governance

We have reviewed internally and with the board the provisions of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act"), the rules of the SEC and the NASDAQ Stock Market's listing standards regarding corporate governance policies and processes and are in compliance with the rules and listing standards. You can access our committee charters, and our code of business conduct and ethics without charge on our website at *www.catsemi.com* or by writing to us at Catalyst Semiconductor, Inc., 2975 Stender Way, Santa Clara, CA 95054 Attn: Secretary. Mr. Montgomery, the chairman of the board of directors, is independent and as such he chairs the regularly scheduled executive sessions among Catalyst's independent directors without management present.

Code of Business Conduct and Ethics

Our board of directors has adopted the Catalyst Semiconductor, Inc. Code of Ethics for Principal Executive and Senior Financial Officers, which applies to our principal executive officer, our principal financial officer and our principal accounting officer. The board of directors has also adopted the Catalyst Semiconductor, Inc. Code of Business Conduct and Ethics applicable to all of our employees, officers and directors. Our Code of Ethics for Principal Executive and Senior Financial Officers and Code of Business Conduct and Ethics are publicly available on our website at *www.catsemi.com.* The information contained on or connected to our website is not incorporated by reference into this proxy statement and should not be considered part of this or any other report that we file with or furnish to the SEC. We intend to post amendments to or waivers from these codes on our website or as otherwise required by the rules and regulations of the SEC and NASDAQ Stock Market. You can receive a copy of our Code of Business Conduct and Ethics by writing to us at Catalyst Semiconductor, Inc., 2975 Stender Way, Santa Clara, CA 95054 Attn: Secretary.

Director Independence

A majority of our board of directors is independent within the rules of the NASDAQ Stock Market. The board of directors had determined that Messrs. Duchâtelet, Garrettson, Montgomery and Possley are independent within the meaning of the rules of the NASDAQ Stock Market.

Attendance by Board Members at the Annual Meeting of Stockholders

Our directors are expected, absent exceptional circumstances, to attend all board meetings and meetings of committees on which they serve, and are also invited to attend our Annual Meeting. Messrs. Montgomery and Voicu attended last year's annual meeting of stockholders in person, which was held on September 22, 2006.

Meetings and Committees of the Board of Directors

Our board of directors held seven meetings during fiscal 2007. No director attended fewer than 86% of the meetings of the board of directors and of the committees on which he served that were held during fiscal 2007. The board of directors currently has four committees: an Audit Committee, a Compensation Committee, a Nominating and Governance Committee and a Strategy Committee.

The Audit Committee consists of Messrs. Duchâtelet, Garrettson, Montgomery and Possley, each of whom is independent within the meaning of the rules of the SEC and the listing standards of the NASDAQ Stock Market. The board of directors has determined that Mr. Montgomery is an "audit committee financial expert" as defined pursuant to the rules of the SEC. Our board of directors amended the charter of the Audit Committee in February 2004 to comply with requirements of the NASDAQ Stock Market and the rules of the SEC. A copy of the charter is available on our website at *www.catsemi.com*. The Audit Committee held five meetings during fiscal 2007.

The Compensation Committee consists of Messrs. Garrettson, Montgomery and Possley, each of whom is independent within the meaning of the rules of the SEC and the listing standards of the NASDAQ Stock Market. The Compensation Committee is responsible for reviewing and approving our compensation policies and the compensation paid to our executive officers. A copy of the charter is available on our website at *www.catsemi.com*. In fiscal 2007 the Compensation Committee adopted a Stock Option Administrative Policy that specifies the process for approving both new hire and employee option grants based on the 2003 Stock Incentive Plan. Under this policy, the Compensation Committee must approve all option grants recommended by management. The Compensation Committee held 13 meetings and acted by unanimous written consent four times during fiscal 2007.

The Nominating and Governance Committee consists of Messrs. Garrettson, Montgomery and Possley, each of whom is independent within the meaning of the rules of the SEC and the listing standards of the NASDAQ Stock Market. The Nominating and Governance Committee is responsible for assisting the board of directors in identifying prospective director nominees and selecting the director nominees for the next annual meeting of stockholders, and for ensuring that the board of directors and the company adopt and follow appropriate governance standards. Our board of directors amended the charter of the Nominating and Governance Committee in June 2006 to address continuing education of directors and Section 16 officers. A copy of the charter is available on our website at *www.catsemi.com*. The Nominating and Governance Committee held two meetings during fiscal 2007.

The Strategy Committee consists of Messrs. Duchâtelet, Garrettson and Montgomery and was formed in July 2007. The Strategy Committee is responsible for advising the board of directors on matters related to stockholder value.

Compensation of Directors

Messrs. Duchâtelet, Garrettson and Possley received cash remuneration for serving on the board of directors, which consisted of fees of $40,000 in fiscal 2007. Mr. Montgomery received cash remuneration for serving as Chairman of the board of directors, which consisted of fees of $55,000 in fiscal 2007. In fiscal 2008, Messrs. Duchâtelet, Garrettson and Possley will receive cash remuneration of $48,000 for serving on the board of directors and Mr. Montgomery will receive $63,000 as Chairman. Directors are also reimbursed for reasonable expenses incurred in attending board and committee meetings. Directors do not receive additional compensation for serving on a committee. Mr. Voicu, who is an employee of our company, did not receive additional remuneration for serving as a director.

Pursuant to our 2003 Director Stock Option Plan ("Director SOP"), each non-employee director who has served for six months or more is granted an option to purchase 15,000 shares on May 1 of each calendar year, provided that he or she is in office on May 1. Each new non-employee director is entitled to a one-time grant of 30,000 options when he or she becomes a director. Option grants under the Director SOP must be at prices equal to 100% of the fair market value of the stock on the date of grant as reported on the NASDAQ Global Market. Options granted under prior plans before the adoption of the Director SOP in December 2002 vested over a period of three years. Options granted to non-employee directors under the Director SOP are fully vested on the date of the grant.

The following table details compensation paid to each director during the fiscal year ended April 29, 2007:

DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards(1)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Roland M. Duchâtelet	$40,000	$—	$26,669	$—	$—	$—	$66,669
Garret A. Garrettson	40,000	—	26,669	—	—	—	66,669
Henry C. Montgomery	55,000	—	26,669	—	—	—	81,669
Glen G. Possley	40,000	—	26,669	—	—	—	66,669

(1) Reflects the dollar amount recognized for financial statement reporting purposes (disregarding an estimate of forfeitures) for fiscal 2007 in accordance with Statement of Financial Accounting Standards No. 123(R) ("SFAS No. 123(R)"). The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended April 29, 2007, filed with the SEC on July 13 2007. These amounts do not correspond to the actual value that will be recognized by the directors. The options fully vested on the date of grant.

The aggregate number of shares subject to stock awards and stock options outstanding at April 29, 2007 for each of the directors was as follows:

Name	Aggregate number of Stock Awards Outstanding at April 29, 2007 (#)	Aggregate number of Option Awards Outstanding at April 29, 2007 (#)
Roland M. Duchâtelet	—	100,000
Garret A. Garrettson	—	75,000
Henry C. Montgomery	—	135,000
Glen G. Possley	—	85,000

REPORT OF THE AUDIT COMMITTEE

Notwithstanding any statement to the contrary in any of our previous or future filings with the SEC, this Report of the Audit Committee shall not be deemed "filed" with the SEC or "soliciting material" under the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any such filings.

The Audit Committee currently consists of Messrs. Duchâtelet, Garrettson, Montgomery and Possley, each of whom is independent within the meaning of the rules of the SEC and the listing standards of the NASDAQ Stock Market. The board of directors has determined that Mr. Montgomery is an "audit committee financial expert" as defined in the rules of the SEC and satisfies the financial sophistication requirement of the NASDAQ Stock Market. A copy of the charter is available on our website at *www.catsemi.com*.

The Audit Committee oversees a comprehensive system of internal controls to ensure the integrity of our financial statements and our compliance with legal and regulatory requirements. Among the Audit Committee's responsibilities are:

- Providing oversight and monitoring of management and the independent registered public accounting firm ("External Auditors") and their activities with respect to our financial reporting process;
- Directing responsibility for appointing, compensating and overseeing the work of the External Auditors (including resolving disagreements between management and the External Auditors regarding financial reporting);
- Pre-approving all audit and non-audit services provided to us by the External Auditors (or subsequently approving non-audit services in those circumstances where a subsequent approval is necessary and permissible) and the fees related to these services;
- Reviewing with management and the auditors, before release, the audited financial statements and Management's Discussion and Analysis in our Annual Reports on Form 10-K and the unaudited interim financial statements in our Quarterly Reports on Form 10-Q (management may facilitate the communication between the Audit Committee and the External Auditors); and
- Establishing procedures for receiving, retaining and treating complaints received by us regarding accounting, internal control over financial report or auditing matters and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Management is responsible for the preparation, presentation and integrity of our financial statements; selection of accounting and financial reporting principles; and maintaining internal controls and procedures designed to ensure compliance with accounting standards, applicable laws and regulations.

Our External Auditors are responsible for performing an independent audit of the consolidated financial statements in accordance with the standards set by the Public Company Accounting Oversight Board of the United States ("PCAOB").

The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management and the External Auditors. The Audit Committee serves a board-level oversight role, in which it provides advice, counsel and direction to management and the External Auditors on the basis of information it receives, discussions with management and the External Auditors, and the experience of the Audit Committee's members in business, financial and accounting matters.

The Audit Committee members have relied, without independent verification, on management's representation that the financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States ("GAAP"), and that our internal control over financial reporting was effective as of April 29, 2007, and on the representations of our External Auditors included in their report on our financial statements. The Audit Committee's oversight role does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions with management and the internal and External Auditors do not assure that our financial statements are presented in accordance with GAAP, or that the audit of our financial statements and management's assessment of the effectiveness of internal control over financial reporting has been carried out in accordance with the standards set by the PCAOB.

Among other matters, the Audit Committee monitors the activities and performance of our External Auditors, including the audit scope, external audit fees, auditor independence, and the extent to which the External Auditors may be retained to perform non-audit services. The Audit Committee has sole responsibility to retain and replace our External Auditors. The Audit Committee reviews the performance of the External Auditors on an annual basis in order to determine whether rotation of audit firms is appropriate. The Audit Committee also reviews the results of the External Auditors' work with regard to the adequacy and appropriateness of our financial accounting and internal control over financial reporting.

Review with Management

The Audit Committee has reviewed and discussed our audited financial statements and management's report on internal control over financial reporting with management. Management represented to the Audit Committee that our consolidated financial statements were prepared in accordance with GAAP and that internal control over financial reporting was effective as of April 29, 2007.

Review and Discussions with Independent Registered Public Accounting Firm

The Audit Committee also reviewed with the External Auditors their judgments as to the quality and the acceptability of our financial reporting and such other matters required to be discussed with the Audit Committee under standards of the PCAOB including Statement on Auditing Standards No. 61. The Audit Committee has received the written disclosures and the letter from the External Auditors required by Independence Standards Board Statement No. 1. The Audit Committee discussed with the External Auditors their independence from management and Catalyst, including the matters in their written disclosures required by Independence Standards Board Statement No. 1.

The Audit Committee further discussed with the External Auditors the overall scope and plans for their audits. The Audit Committee meets periodically with the External Auditors, with and without management present, to discuss the results of the External Auditors' examination and evaluation of our internal control over financial reporting and the overall quality of our financial reporting.

Conclusion

Based on the review and discussions with management and our External Auditors, the Audit Committee recommended to our board of directors that our audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended April 29, 2007.

THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS
Henry C. Montgomery, Roland M. Duchâtelet,
Garrett A. Garrettson and Glen G. Possley

PROPOSAL 2

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the board of directors has selected PricewaterhouseCoopers LLP ("PwC"), an independent registered public accounting firm, to audit our financial statements for the fiscal year ending April 27, 2008, and the board of directors recommends that the stockholders vote for the ratification of such appointment.

Representatives of PwC are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so. The PwC representatives also are expected to be available to respond to appropriate questions from stockholders. The board of directors believes that reappointing PwC is in our best interest.

Vote Required

Stockholder ratification of the selection of PwC as our independent registered public accounting firm is not required by our bylaws or other applicable legal requirement. However, the board of directors is submitting the selection of PwC to our stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee at its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in our best interests and in the best interests of our stockholders.

The affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote is required to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm.

Fees Paid to Independent Registered Public Accounting Firm for Fiscal 2007 and 2006 Services

PwC fees for professional services during fiscal 2007 and 2006:

	Fiscal Years Ended	
	April 29, 2007	April 30, 2006
Audit fees	$1,369,710	$1,264,000
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total professional fees	$1,369,710	$1,264,000

Audit Fees

Audit fees consist of the aggregate fees for professional services rendered by PwC for the audit of our consolidated financial statements, the review of management's assessment of the effectiveness of internal control over financial reporting, the independent review and attestation of the effectiveness of our internal controls over financial reporting, the filing of our tender offer statement in relation to our 2007 option exchange offer and the review of our unaudited condensed consolidated interim financial statements.

Audit-Related Fees

Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit, review of our unaudited condensed consolidated interim financial statements or assistance with SEC matters and are not reported under "Audit Fees." These services include accounting consultations concerning financial accounting and reporting standards.

Tax Fees

Tax fees consist of the aggregate fees for professional services rendered by PwC for tax compliance, tax advice and tax planning.

All Other Fees

All other fees consist of the aggregate fees for professional services rendered by PwC for other services.

Pre-Approval of Audit and Non-Audit Services

In accordance with the charter of our Audit Committee, the Audit Committee is required to review and approve in advance the annual budget for independent audit services and review and pre-approve all non-audit services rendered by our independent registered public accounting firm. All services described above were pre-approved by the audit committee prior to their commencement.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *"FOR"* THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING APRIL 27, 2008.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common stock for the following: (i) each person known by us to beneficially own more than 5% of our outstanding common stock; (ii) each of our executive officers listed in the summary compensation table in the section entitled "Executive Compensation and Other Information" below; (iii) each of our directors and director nominee; and (iv) all of our current executive officers and directors as a group.

Except as otherwise noted below, the address of each person listed on the table is 2975 Stender Way, Santa Clara, CA 95054.

We have determined beneficial ownership in accordance with the rules of the SEC. Applicable percentage ownership in the table below is based on 16,378,004 shares of our common stock issued and outstanding as of August 17, 2007. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we include shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days after August 17, 2007, while those shares are not included for purposes of computing percentage ownership of any other person. Unless otherwise indicated, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

BENEFICIAL OWNERSHIP

Name and Address of Beneficial Owner	Shares Beneficially Owned			
	Number of Outstanding Shares	Number of Shares Underlying Options Exercisable on or Before October 16, 2007	Total Shares and Shares Underlying Exercisable Options	Percentage Beneficially Owned
5% Stockholders:				
FMR Corp.(1) 82 Devonshire Street Boston, MA 02109	2,342,785	—	2,342,785	14.3%
Individuals and entities affiliated with Wellington Management Company LLP(2) 75 State Street Boston, MA 02109	1,973,000	—	1,973,000	12.1%
Individuals and entities affiliated with Royce & Associates, LLC(3) 1414 Avenue of America New York, NY 10019	1,009,500	—	1,009,500	6.2%
Dimensional Fund Advisors(4) 1299 Ocean Avenue Santa Monica, CA 90401	937,209	—	937,209	5.7%
Elex N.V.(5) Transportstraat 1 B 3980 Tessenderlo, Belgium	778,700	100,000	878,700	5.3%
Individuals and entities affiliated with Seligman Spectrum Focus (Master) Fund(6) 100 Park Avenue New York, NY 10017	855,666	—	855,666	5.2%
Executive Officers and Directors:				
Gelu Voicu	320,000	721,070	1,041,070	6.1%
Thomas E. Gay III(7)	40,000	205,595	245,595	1.5%
Scott Brown	35,000	104,166	139,166	*
Irvin W. Kovalik	35,000	247,220	282,220	1.7%
George Smarandoiu	55,000	151,277	206,277	1.3%
Roland Duchâtelet(5)	778,700	100,000	878,700	5.3%
Garrett A. Garrettson	—	75,000	75,000	*
Henry C. Montgomery	56,100	135,000	191,100	1.2%
Glen G. Possley	32,407	85,000	117,407	*
All directors and executive officers as a group (11 persons)	1,387,207	2,096,688	3,483,895	18.9%

* Less than 1% of shares beneficially owned.

(1) Based on a Schedule 13G/A filed with the SEC on February 14, 2006, by FMR Corp., a corporation organized under the laws of the state of Delaware. Fidelity Management & Research Company ("Fidelity"), a wholly owned subsidiary of FMR Corp, is the beneficial owner of 2,342,785 shares. The ownership of one investment company, Fidelity Low Priced Stock Fund, amounted to 1,727,985 shares. Edward C. Johnson III and FMR Corp., through its control of Fidelity and other affiliated Fidelity funds, each has sole power to dispose of the 2,342,785 shares owned by the Fidelity Funds.

Neither FMR Corp. nor Edward C. Johnson 3d, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees. Members of the family of Edward C. Johnson 3d, Chairman of FMR Corp., are the predominant owners, directly or through trusts, of Series B shares of common stock of FMR Corp., representing 49% of the voting power of FMR Corp. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B shares will be voted in accordance with the majority vote of Series B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

(2) Based on Schedule 13G/A filed with the SEC on February 14, 2007. Wellington Management Company, LLP ("Wellington Management"), in its capacity as an investment advisor to its clients including Wellington Trust Company N.A., may be deemed to beneficially own 1,973,000 shares of common stock, including 990,000 shares held by Wellington Management Company, N.A. Wellington Management has shared voting control over 1,848,000 shares of common stock and shared dispositive control over 1,973,000 shares of common stock. With respect to these shares, Wellington Trust Company N.A. has shared voting control and shared dispositive control with respect to 990,000 shares of common stock. The clients of Wellington Management have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of our common stock, except for Wellington Trust Company, N.A. The address of Wellington Management and Wellington Trust Company, N.A. is 75 State Street, Boston, Massachusetts 02109.

(3) Based on Schedule 13G/A filed with the SEC on January 18, 2007, Royce & Associates, LLC, in its capacity as an investment advisor, may be deemed to be the beneficial owner of 1,009,500 shares of common stock. The address of Royce & Associates, LLC is 1414 Avenue of the Americas, New York, New York 10019.

(4) Based on Schedule 13G/A filed with the SEC on February 9, 2007. Dimensional Fund Advisors LP (formerly, Dimensional Fund Advisors Inc.), it its capacity as an investment advisor, may be deemed to beneficially own 937,209 shares of common stock. In its role as investment advisor, Dimensional possesses investment and/or voting power over 937,209 shares of common stock. The address of Dimensional is 1299 Ocean Avenue, Santa Monica, California 90401. Dimensional disclaims beneficial ownership with respect to such shares.

(5) Includes 728,700 outstanding shares held by Elex N.V. plus 50,000 shares held directly by Dr. Duchâtelet. Dr. Duchâtelet is the chairman of Elex N.V. Dr. Duchâtelet disclaims beneficial ownership of the shares held by Elex N.V. except to the extent of his pecuniary interest in the shares. Include options to purchase 100,000 shares of our common stock held by Dr. Duchâtelet in his role as a director of our company.

(6) Based on Schedule 13D filed with the SEC on June 25, 2007. J. & W. Seligman & Co. Incorporated, a Delaware corporation ("JWS") and William C. Morris, controlling shareholder of JWS ("Morris"), do not directly own any shares of Catalyst. The shares of Catalyst reported on the Schedule 13D are directly owned by Seligman Spectrum Focus (Master) Fund, a Cayman Islands corporation ("SSF"); however, SSF has engaged JWS as its investment adviser with discretionary authority to acquire, dispose and vote the shares held by SSF of Catalyst. JWS, as investment adviser to SSF, and Morris, as JWS's controlling shareholder, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares held by SSF. The address of the principal business office of JWS, Morris and each director and executive officer of JWS is

100 Park Avenue, New York, NY 10017. The principal address of SSF is P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(7) Mr. Gay resigned as our Vice President of Finance and Administration and Chief Financial Officer as of May 31, 2007. Catalyst employees have 90 days after termination to exercise their stock options. At the time of Mr. Gay's termination, he had 205,595 stock options available to be exercised by August 29, 2007.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers, directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Such executive officers, directors and 10% stockholders are also required by SEC rules to furnish us with copies of all forms that they file pursuant to Section 16(a).

Based solely on our review of copies of Forms 3 and 4 and amendments thereto furnished to us pursuant to Rule 16a-3 and Forms 5 and amendments thereto furnished to us with respect to the last fiscal year, and any written representations referred to in Item 405(b)(2)(i) of Regulation S-K stating that no Forms 5 were required, we believe that all Section 16(a) filing requirements applicable to our officers and directors were complied with during the fiscal year ended April 29, 2007.

Our Insider Trading Policy allows directors, officers and other employees covered under such policy to establish, under the limited circumstances contemplated by Rule 10b5-1 promulgated under the Securities and Exchange Act of 1934, as amended, written programs that permit automatic trading of our stock or trading of our stock by an independent person (such as an investment bank) who is not aware of material inside information at the time of the trade. To our knowledge, none of our directors, officers or employees has adopted a Rule 10b5-1 trading plan.

COMPENSATION COMMITTEE REPORT

Notwithstanding any statement to the contrary in any of our previous or future filings with the SEC, this Board Compensation Committee Report on Executive Compensation shall not be deemed "filed" with the SEC or "soliciting material" under the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any such filings.

Our Compensation Committee is responsible for reviewing and approving our compensation policies and the actual compensation paid to our executive officers. The Compensation Committee operates under a written charter adopted by the board on March 1, 2004 and consists entirely of independent directors as defined by the NASDAQ Stock Market rules. The Compensation Committee is comprised of Messrs. Garrettson, Montgomery and Possley.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the board that the Compensation Discussion and Analysis be included in this proxy statement. We believe our compensation program assists the Company to remain competitive in attracting and retaining talented leaders and to ensure a close link between executive pay and company performance. It also establishes an important foundation for reaching our goal of increasing long-term value for our stockholders.

THE COMPENSATION COMMITTEE
OF THE BOARD OF DIRECTORS
Garrett A. Garrettson, Henry C. Montgomery
and Glen G. Possley

COMPENSATION DISCUSSION AND ANALYSIS

Overview and Philosophy of the Compensation Program

Our philosophy is to provide compensation to our executive officers in such a manner as to attract and retain the best available personnel for positions of substantial responsibility within our company, to provide incentives for such persons to perform to the best of their abilities, and to promote the success of our business. Our compensation policies also consider our financial condition and results of operations.

The objectives of our compensation program are as follows:

- Provide competitive compensation programs that attract, motivate and retain talent at all levels within our company with the requisite skills for success;
- Motivate employees to optimize their individual performance to achieve our objectives;
- Align the financial interests of our company and employees with our stockholders via equity-based awards; and
- Create a direct link between our performance and individual contribution and awards.

To achieve these objectives, our Compensation Committee annually benchmarks each position of our executive officers against market data for companies in our industry with similar characteristics. To this end, we compare each component of employee compensation, including base salary, short and long term incentives, to industry averages and other measures. Overall, the executive compensation program is intended to create the opportunity for total compensation that is comparable with that available to executives at other companies of similar size in the semiconductor industry.

Compensation Committee

The Compensation Committee administers our executive compensation program and is currently comprised of three non-employee, independent members of the board of directors, none of whom has any interlocking relationships as defined by the SEC. The scope of authority of the Compensation Committee is to set salaries and bonuses of the executive officers and to award equity grants and other compensation to them as appropriate. The Compensation Committee has the authority to review and recommend compensation policies generally, review and approve compensation of our executive officers and administer our stock plans, including reviewing and approving equity-based awards to our executive officers.

Our Compensation Committee has the sole authority to retain and terminate any compensation consultant to be used by us to assist in the evaluation of the compensation of the Chief Executive Officer ("CEO") or other executive officers and has the sole authority to approve the consultant's fees and other retention terms. Our Compensation Committee also has authority to obtain advice and assistance from internal or external legal, accounting or other advisors. Although our executive officers do not have a role in determining executive compensation, the Compensation Committee does review our CEO's recommendations when making compensation decisions. Our CEO generally attends the Compensation Committee meetings.

Executive Compensation Components

The primary components of our executive compensation program are salary, bonus, equity incentives, change-in-control and severance packages and fringe benefits. Various components of the compensation programs are designed to drive our short-term and long-term strategic goals and values and to reward contributions toward these goals. Current compensation is mainly comprised of salary and cash bonuses. Long-term compensation is mainly comprised of equity incentives.

Each executive officer's compensation package for fiscal 2007 consisted of the following elements: (i) base salary, (ii) potential cash bonus based upon our attainment of pre-established financial objectives and attainment of pre-established individual performance objectives, (iii) eligibility for long-term, stock-based incentive awards designed to align and strengthen the mutuality of interests between our executive officers and our stockholders, (iv) change-in-control agreements in most cases and (v) other benefits.

Salary

The base salaries of our executive officers are, in general, established on the basis of skills, accomplishments, the scope of the job and prevailing market conditions. The salary for each executive officer is determined by evaluating the responsibilities of the position held and the experience and performance of the individual, with reference to the competitive marketplace for executive talent, including a comparison to base salaries for comparable positions in technology-based companies of reasonably similar size. In making its recommendations to the Board, the Compensation Committee refers to the Radford Executive Survey for semiconductor companies with average revenue under $100 million. Additionally, the CEO compiles peer group data by reviewing public filings from comparably sized local semiconductor companies such as California Micro Devices, Leadis, Inc., and Zilog, Inc.

The Compensation Committee reviews executive salaries annually and adjusts them as appropriate to reflect changes in the market conditions and individual performance and responsibility. No salary adjustments were approved last fiscal year for the executive officers by the Compensation Committee.

Compensation for the Chief Executive Officer. In May 2003, we entered into an employment agreement with Mr. Voicu. The agreement provided for a base salary of $300,000 with an annual bonus equal to up to 65% of Mr. Voicu's base salary upon achievement of specified performance milestones. In November 2003, the board of directors adjusted Mr. Voicu's base salary to $350,000. In August 2004, the board of directors adjusted Mr. Voicu's annual bonus so that Mr. Voicu may receive an annual bonus equal to up to 130% of his base salary upon achievement of specified performance milestones. During fiscal year 2007 Mr. Voicu did not receive a salary increase or bonus. Please see "Employment Contracts, Change in Control Arrangements" below for a description of the May 2007 amendment and restatement of Mr. Voicu's employment agreement.

Executive Bonus Plan

The executive bonus program is designed for executive officers to reward performance in line with our goals; to align members of the executive team to achieve the same goals; and to motivate the achievement of financial results above and beyond planned goals. This program is based on a combination of our financial performance as well as subjective individual goals set by our CEO for each participant. Bonus decisions are determined by our CEO's end-of-quarter evaluation of each executive's performance and must be approved by the Compensation Committee. The Compensation Committee evaluates the bonus program annually.

In adopting the 2007 Executive Bonus Plan (the "2007 Bonus Plan") in September 2006, the Compensation Committee reviewed comparative market data for the industry with respect to executive bonus compensation. Pursuant to the 2007 Bonus Plan, individual performance goals for each of our executives were set. The 2007 Bonus Plan is designed to provide compensation incentives in the form of quarterly cash bonuses for participating employees, including executive officers, based on individual and our overall performance. The 2007 Bonus Plan provides for three separate bonus pools: a discretionary pool, a profit sharing pool that provides for payments to non-executive employees and an executive pool that provides for payments to executive officers.

The executive pool provides for quarterly payments to executive officers based upon Return on Equity ("ROE") and individual performance. As identified in the table below, the aggregate bonus payments to each executive officer for all four fiscal quarters are based upon a targeted percentage of the executive officer's annual base salary. The actual bonus payments, if any, are calculated based upon a formula that weights scores for ROE and the executive officer's achievement of individual performance goals determined by the Compensation Committee. The individual performance goals vary by executive and are based on specified management initiatives and/or execution against our approved operating and strategic plans. Underachievement or overachievement of targeted ROE and individual performance goals can result in lower or higher scores for those milestones and, as a result, lower or higher bonus payments than the targeted percentage of base salary. In addition, the maximum quarterly payment varies by fiscal quarter based upon the following percentages of the total targeted annual payment: 12% for the fiscal first quarter, 15% for the fiscal second quarter, 23% for the fiscal third quarter and 50% for the fiscal fourth quarter. The Plan also limits the aggregate quarterly bonuses that may be paid to each executive officer at a maximum percentage of the executive officer's annual base salary.

Following each fiscal quarter, the Compensation Committee reviews the ROE and the individual performance goals, determines the scores applicable to each executive officer, reviews and confirms the bonus payments, if any, for each executive officer, and may adjust the individual performance goals of one or more executive officers.

For fiscal 2007, the Compensation Committee reviewed the 2007 Bonus Plan to determine if bonuses were to be awarded to our executive officers based on achievement of our and individual's performance goals as recommended by our CEO. The Compensation Committee determined that our performance for 2007 was below-target and decided not to award any bonuses under the 2007 Bonus Plan.

Equity-Based Incentives

The Compensation Committee believes that granting equity-based awards is an important method of rewarding and motivating our employees by aligning employees' interests with those of our stockholders. The Compensation Committee also recognizes that a stock incentive program is a necessary element in a competitive compensation package. We utilize a vesting schedule to encourage our executive officers to continue in the employ of our company and to encourage executive officers to maintain a long-term perspective. In determining the size of stock option grants and restricted stock awards, the Compensation Committee focuses on the executive officers' current and expected future value to our company, as well as the relative current value of their previous equity awards.

We do not have any program, plan or policy to grant equity compensation to executives on specified dates. We do not attempt to coordinate equity grants with the release or withholding of material non-public information. In fiscal 2007, there were no options granted to our executive officers other than restricted stock awards ("RSAs") and options granted as a result of the executive officers' participation in the Common Stock Option Exchange Offer. See "Equity Incentive Programs—Common Stock Option Exchange Offer" for a description of the exchange offer. The date of grant of the RSAs was determined on the date the grant received approval from the Compensation Committee.

Historically, the number of stock options and/or performance shares our Compensation Committee has granted to each officer and the vesting schedule for each grant has been determined based on a variety of factors, including specific job responsibility levels, individual performance ratings, and market data collected regarding the equity grant ranges for peer companies. In making its recommendations to the board, the Compensation Committee refers to the Radford Executive Survey for semiconductor companies, as well as the CEO's compilation of peer group data from public filings by comparably sized local semiconductor companies. In fiscal 2006 and 2007, the Compensation Committee engaged Compensia, an outside consulting firm, to review comparative market data with respect to equity compensation. Compensia made recommendations to the Compensation Committee with regard to RSAs and a stock option exchange offer for all employees including executive officers but excluding non-employee directors. Prior to Compensia's review, we only offered equity incentives in the form of stock options to purchase shares of our common stock; however, we learned that RSAs is another form of equity incentives that is prevalent with our peers. We implemented these recommendations in fiscal 2007. To ensure that we are competitive in attracting and retaining employees, we began granting RSAs to our executive officers. In November 2006, RSAs were authorized by the Compensation Committee to be awarded to Messrs. Brown, Gay, Kovalik and Smarandoiu. In January 2007, Mr. Voicu also received RSAs. These awards generally have three year annual vesting with 1/3 of the shares vesting at the end of each year. In Mr. Voicu's case, 50,000 RSAs were time-based vesting over three years, and 20,000 RSAs were performance-based vesting dependent upon our company's revenue growth as compared to the Semiconductor Industry Association average growth. The par value of the shares of our common stock issued upon settlement of the RSAs will be considered to have been paid with past services rendered.

Change-in-Control and Severance Agreements

In certain instances, either as a condition of employment or to continue employment, our executive officers have negotiated change-in-control and/or termination of employment severance provisions. The Compensation Committee believes these types of provisions are necessary in recruiting and retaining our executive officers. The Compensation Committee considers all factors necessary to induce and retain employment within our company, which includes individual change-in-control and termination of employment severance agreements. These modifications are made on a case-by-case basis, and typically entail accelerated vesting of equity incentives and/or cash compensation. All our change-in-control and termination of employment severance agreements are described in detail in the post-employment/change-in-control portion of this proxy. See "Employment Contracts, Change-in Control Agreements."

Other Benefits/Perquisites

Our named executive officers receive no benefits from us under defined pension or defined contribution plans other than the tax-qualified 401(k) Plan. During fiscal 2007 Messrs. Voicu, Gay and Kovalik received car allowances to assist in their roles as CEO, Chief Financial Officer, and Vice President of Worldwide Sales and later Vice President of Strategic Accounts, respectively. We also provide 401(k) matching and group and term life insurance to our executive officers. In addition, we may also reimburse for business travel expenses and provide communication devices for our executives, but only if the items are integrally and directly related to the performance of their duties. All executive officers travel on commercial aircraft.

Tax Deductibility of Executive Compensation

The Compensation Committee has considered the potential impact of Section 162(m) of the Internal Revenue Code of 1986, as amended. Section 162(m) disallows a tax deduction for any publicly-held corporation for individual compensation exceeding $1,000,000 in any taxable year for any of the executive officers named in a proxy statement, unless compensation is performance-based. The Compensation Committee has studied the impact of Section 162(m) on our option plan and believes that options granted under our equity compensation plans to our executive officers will meet the requirements for qualifying as performance-based. The Compensation Committee therefore believes that Section 162(m) will not affect the tax deductions available to us with respect to the compensation of our executive officers. It is the Compensation Committee's policy to qualify, to the extent reasonable, our executive officers' compensation for deductibility under applicable tax law. However, if competitive or business circumstances warrant we may in the future pay compensation to our executive officers that may not be deductible.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between any member of our board of directors or compensation committee and any member of the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. No member of the compensation committee is or was formerly an officer or an employee of us or our subsidiaries.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Summary Compensation. The following table shows the compensation paid by us in fiscal 2007 to our CEO, chief financial officer and our three most highly compensated executive officers other than the CEO and chief financial officer who served as executive officers (the "named executive officers") at April 29, 2007.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards(1) ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	Other Annual Compensation(3) ($)	Total ($)
Gelu Voicu . . . . President and Chief Executive Officer	2007	350,000	—	33,831	$360,584	—	—	20,853	765,268
Thomas E. Gay III(4) . . . . . . Former Vice President, Finance and Administration and Chief Financial Officer	2007	205,000	—	6,252	114,042	—	—	18,692	343,986
Scott Brown . . . . Vice President, Marketing for Analog/Mixed-Signal Products	2007	168,000	—	14,587	148,207	—	—	5,128	335,922
Irvin W. Kovalik . . . . Vice President, Strategic Accounts	2007	196,000	—	14,587	93,239	—	—	19,397	323,223
George Smarandoiu . . . . Vice President, Product Design	2007	187,000	—	14,587	123,950	—	—	6,534	332,071

(1) Stock awards consist only of restricted stock. Reflects the dollar amount recognized for financial statement reporting purposes (disregarding an estimate of forfeitures) for fiscal 2007 in accordance with SFAS No. 123(R), and includes amounts from stock awards granted in fiscal 2007. The assumptions used in the valuation of these stock awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended April 29, 2007, filed with the SEC on July 13 2007. These amounts do not correspond to the actual value that will be recognized by the named executive officer.

(2) Reflects the dollar amount recognized for financial statement reporting purposes (disregarding an estimate of forfeitures) for fiscal 2007 in accordance with SFAS No. 123(R), and thus may include amounts from option awards granted in and prior to fiscal 2007. The assumptions used in the valuation of these option awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended April 29, 2007, filed with the SEC on July 13 2007. These amounts do not correspond to the actual value that will be recognized by the named executive officer.

(3) Amounts included under "Other Annual Compensation" represent the dollar values of car allowances, 401(k) matching and group and term life insurance premiums paid by us for the benefit of such executive officer. The breakdown of these amounts is as follows:

Name	Car Allowance	401(K) Matching	Life Insurance	Total
Gelu Voicu	$12,000	$7,038	$1,815	$20,853
Scott Brown	—	3,750	1,378	5,128
Thomas E. Gay III	12,000	5,000	1,692	18,692
Irvin W. Kovalik	12,000	5,754	1,643	19,397
George Smarandoiu	—	5,000	1,534	6,534

(4) Mr. Gay resigned as our Vice President of Finance and Administration and Chief Financial Officer as of May 31, 2007.

Option Grants in Fiscal 2007. Stock options granted in fiscal 2007 vest at a rate of 25% of the shares subject to the option after 12 months, and 1/48th of the shares subject to the option vest each month thereafter. The options have a 10-year term, but are subject to earlier termination in connection with a termination of employment. We granted stock options representing a total of 1,541,369 shares to all employees in fiscal 2007. Options are incentive stock options to the extent qualified and nonstatutory options otherwise. See also "Employment Contracts and Change-in-Control Arrangements" below for a description of certain acceleration provisions which may be applicable to these options under certain circumstances. Options were granted at an exercise price equal to the fair market value of our common stock, as determined by reference to the closing price reported on the NASDAQ Global Market on the date of grant. No options were granted to our executive officers listed in the summary compensation table above during fiscal 2007.

Grant of Restricted Stock in Fiscal 2007. Restricted stock granted in fiscal 2007 vests over a period of three years with ⅓ of the grant vesting at the end of each year. We granted restricted stock representing a total of 225,000 shares in fiscal 2007.

Grant of Plan-Based Awards

The following table sets forth information concerning plan-based awards during fiscal 2007 to each of the named executive officers:

Grants of Plan-Based Awards Table for Fiscal 2007

Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Securities Under-Lying Options (#)	All Other Option Awards: Number of Securities Under-Lying Options (#)	Exercise Or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(3)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Gelu Voicu	1/2/07	1/2/07	—	—	—	0	10,000	20,000	—	—	0.00	68,800
	1/2/07	1/2/07	—	—	—	—	—	—	50,000	—	0.00	172,000
	3/16/07	—	—	—	—	—	—	—	—	175,000(4)	3.35	24,044
	—	—	—	227,500	455,000	—	—	—	—	—	—	—
Thomas E. Gay III	11/28/06	11/28/06	—	—	—	—	—	—	15,000	—	0.00	47,550
	3/16/07	—	—	—	—	—	—	—	—	80,000(4)	3.35	16,029
	—	—	—	102,500	205,000	—	—	—	—	—	—	—
Scott Brown	11/28/06	11/28/06	—	—	—	—	—	—	35,000	—	0.00	110,950
	—	—	—	84,000	168,000	—	—	—	—	—	—	—
Irvin W. Kovalik	11/28/06	11/28/06	—	—	—	—	—	—	35,000	—	0.00	110,950
	3/16/07	—	—	—	—	—	—	—	—	50,000(4)	3.35	0
	—	—	—	98,000	196,000	—	—	—	—	—	—	—
George Smarandoiu	11/28/06	11/28/06	—	—	—	—	—	—	35,000	—	0.00	110,950
	3/16/07	—	—	—	—	—	—	—	—	40,000(4)	3.35	0
	—	—	—	93,500	187,000	—	—	—	—	—	—	—

(1) According to the bonus program, the target and maximum represent 50% and 100% of annual base salary, respectively, for all officers except Mr. Voicu. For Mr. Voicu, the target and maximum represent 65% and 130% of annual base salary, respectively. None of the named executive officers received a payment from the fiscal 2007 bonus program.

(2) These shares vest over a 24 month period beginning on February 1, 2007 based on Catalyst's achievement of revenue growth performance relative to the Semiconductor Industry Average annual growth rate as assessed by the Compensation Committee. Mr. Voicu may vest as to a minimum of no shares or up to a maximum of 20,000 shares annually, provided that in no event shall he vest in an aggregate of more than 20,000 shares.

(3) The value of a stock award or option award is based on the fair value as of the grant date of such award determined pursuant to SFAS No. 123(R). Stock awards consist only of restricted stock. The exercise price for all options granted to the named executive officers is 100% of the fair market value of the shares on the grant date. The option exercise price has not been deducted from the amounts indicated above. Regardless of the value placed on a stock option on the grant date, the actual value of the option will depend on the market value of Catalyst common stock at such date in the future when the option is exercised. The proceeds to be paid to the individual following this exercise do not include the option exercise price.

(4) Granted as a result of the named executive officers' participation in the Common Stock Option Exchange Offer. See "Equity Incentive Programs—Common Stock Option Exchange Offer" for a description of the exchange offer.

Outstanding Equity Awards. The following table sets forth information relating to equity awards outstanding at April 29, 2007 held by the named executive officers identified in the Summary Compensation Table.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Gelu Voicu	62,046	—	—	$1.73	9/27/11	—	—	—	—
	219,999	—	—	$2.29	10/14/12	—	—	—	—
	80,001	—	—	$2.29	10/14/12	—	—	—	—
	200,000	—	—	$2.34	10/28/12	—	—	—	—
	31,752	31,753	—	$4.27	4/01/15	—	—	—	—
	68,247	68,248	—	$4.27	4/01/15	—	—	—	—
	520	18,230	—	$3.35	3/15/17	—	—	—	—
	1,041	36,459	—	$3.35	3/15/17	—	—	—	—
	2,777	97,223	—	$3.35	3/15/17	—	—	—	—
	520	18,230	—	$3.35	3/15/17	—	—	—	—
	—	—	—	—	—	50,000	$188,500	20,000	$75,400
Scott Brown	46,521	71,007	—	$4.85	9/23/15	—	—	—	—
	32,645	49,827	—	$4.85	9/23/15	—	—	—	—
	—	—	—	—	—	35,000	$131,950	—	—
Thomas E. Gay III	19,487	—	—	$0.13	8/29/07(2)	—	—	—	—
	80,000	—	—	$1.73	8/29/07(3)	—	—	—	—
	31,250	—	—	$2.68	8/29/07(4)	—	—	—	—
	28,750	—	—	$2.68	8/29/07(4)	—	—	—	—
	13,334	13,334	—	$4.27	8/29/07(5)	—	—	—	—
	26,666	26,666	—	$4.27	8/29/07(5)	—	—	—	—
	347	12,153	—	$3.35	8/29/07(6)	—	—	—	—
	694	24,306	—	$3.35	8/29/07(6)	—	—	—	—
	347	12,153	—	$3.35	8/29/07(6)	—	—	—	—
	833	29,167	—	$3.35	8/29/07(6)	—	—	—	—
	—	—	—	—	—	15,000(7)	$ 56,550	—	—
Irvin W. Kovalik	10,000	—	—	$0.13	12/07/08	—	—	—	—
	17,147	—	—	$5.38	2/15/11	—	—	—	—
	32,853	—	—	$5.38	2/15/11	—	—	—	—
	80,000	—	—	$1.73	9/27/11	—	—	—	—
	31,250	—	—	$2.68	4/27/13	—	—	—	—
	28,750	—	—	$2.68	4/27/13	—	—	—	—
	18,276	18,277	—	$4.27	4/01/15	—	—	—	—
	11,723	11,724	—	$4.27	4/01/15	—	—	—	—
	694	24,306	—	$3.35	3/15/17	—	—	—	—
	347	12,153	—	$3.35	3/15/17	—	—	—	—
	347	12,153	—	$3.35	3/15/17	—	—	—	—
	—	—	—	—	—	35,000	$131,950	—	—
George Smarandoiu	106,000	—	—	$2.29	10/14/12	—	—	—	—
	9,999	10,001	—	$4.27	4/01/15	—	—	—	—
	20,000	20,000	—	$4.27	4/01/15	—	—	—	—
	1,111	38,889	—	$3.35	3/15/17	—	—	—	—
	—	—	—	—	—	35,000	$131,950	—	—

(1) The market value is based on the $3.77 per share closing price of our common stock on April 27, 2007 as reported on the NASDAQ Global Market.

(2) Vested 100% in December 8, 2002

(3) Vested 100% in September 27, 2005

(4) Vested 100% in April 28, 2007

(5) Would have vested 100% in April 1, 2009

(6) Would have vested 100% in March 16, 2010

(7) Would have vested 100% in November 28, 2010

Option Exercises and Stock Vesting in Fiscal 2007. The following table sets forth information regarding options exercises and award vesting by each of the named executive officers listed in the Summary Compensation Table above during fiscal 2007.

Option Exercises and Stock Vested In Fiscal 2007

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Gelu Voicu	35,954	$52,133	—	—
Thomas E. Gay III	25,000	$78,625	—	—
Scott Brown	—	—	—	—
Irvin W. Kovalik	—	—	—	—
George Smarandoiu	—	—	—	—

(1) The value realized equals the difference between the option exercise price per share and the fair market value per share of our common stock on the date of exercise, multiplied by the number of shares for which the option was exercised.

Pension Benefits. Catalyst does not provide pension benefits for any of the named executive officers listed in the Summary Compensation Table.

Nonqualified Deferred Compensation. Catalyst does not maintain any nonqualified deferred compensation benefits for any of the named executive officers listed in the Summary Compensation Table.

Payments to be Made upon Termination

Regardless of the manner in which a named executive officer's employment terminates, he is entitled to receive amounts earned during his term of employment. Such amounts include:

- Accrued but unpaid wages
- Non-equity incentive compensation earned during the fiscal year, including any earned sales commissions;
- Upon exercise of outstanding and vested options, shares awarded under the 2003 Stock Incentive Plan and 1998 Special Equity Incentive Plan;
- Unused vacation pay; and
- Reimbursement of accrued expenses

Payments Made upon Death or Disability

In the event of the death or disability of a named executive officer, in addition to the benefits listed under the headings "Payments to be Made upon Termination" above, the named executive officer will receive benefits under Catalyst's disability plan or payments under Catalyst's life insurance plan, as appropriate.

Employment Contracts, Change-in-Control Arrangements

In May 2003, we entered into an employment agreement with Gelu Voicu, our president and CEO. The agreement provided for a base salary of $300,000 with an annual bonus equal to up to 65% of Mr. Voicu's base salary upon achievement of specified performance milestones. In November 2003, the board of directors adjusted Mr. Voicu's base salary to $350,000. In August 2004, the board of directors adjusted Mr. Voicu's annual bonus so that Mr. Voicu may receive an annual bonus equal to up to 130% of his base salary upon achievement of specified performance milestones. In the event that Mr. Voicu is involuntarily terminated by us without cause, he is entitled to 12 months of severance pay and continued benefits. In addition, the number of his unvested stock options equal to the greater of (i) 50% of his then unvested stock options or (ii) the number of his unvested stock options that would have vested in the 12 months following such termination will become immediately vested and remain exercisable for a period of one year following such termination. In the event that following a merger, sale or change in ownership of our company (a "change of control") following which Mr. Voicu is not made the CEO of the successor corporation, all of Mr. Voicu's then unvested stock options will become immediately vested and remain exercisable for a period of three years following such change of control. Also, in the event that Mr. Voicu is involuntarily terminated following a change of control, he is entitled to 12 months of severance pay and continued benefits.

In May 2007, we entered into an amended and restated employment agreement with Mr. Voicu. The terms of the agreement provides for a base salary of $350,000 with an annual bonus targeted at 65% of his annual base salary. Mr. Voicu may earn up to a maximum of 130% of his annual base salary if he and the Company far exceed the performance goals specified by the Compensation Committee. In the event that Mr. Voicu is involuntarily terminated by us without cause or if he resigns for good reasons, as such terms are defined in the agreement, he is entitled to 12 months of severance pay, continued benefits, and 12 months of annual bonus pro-rated to the date of termination. For time-based equity awards, the number of his unvested shares equal to the greater of (i) 50% of his then unvested shares of common stock or (ii) the number of his unvested shares that would have vested in the 12 months following such termination will become immediately vested and remain exercisable for a period of one year following such termination. For performance-based awards, 50% of his then unvested shares of common stock will become immediately vested and remain exercisable for a period of one year following such termination. In the event that following a merger, sale or change in ownership of our company (a "change of control") following which Mr. Voicu is not made the CEO of the successor corporation, all of Mr. Voicu's, then unvested stock options will become immediately vested and remain exercisable for the greater of (i) 12 months or (ii) the period of time for which any shares of common stock subject to stock options granted to any non-employee director are exercisable following a change of control. Furthermore, in the event that Mr. Voicu is involuntarily terminated following a change of control, he is entitled to 15 months of severance pay and continued benefits.

In August 2005, we entered into a severance agreement with each of Thomas E. Gay III, our vice president of finance and administration and chief financial officer; Sorin Georgescu, our vice president of technology development; Irvin Kovalik, our vice president of sales; and George Smarandoiu, our vice president of product design. Mr. Gay's agreement terminated when he left our company on May 31, 2007. Under each severance agreement, in the event of the officer's involuntary termination prior to or more than 12 months following a change of control, we and the officer will negotiate in good faith a consulting arrangement pursuant to which the officer will provide consulting services for a period of six months following the termination and will be compensated for these services based upon a full-time monthly rate equal to his monthly base salary on the date of termination. If, however, we and the officer cannot agree upon the terms of the consulting arrangement, the officer will be entitled to a lump-sum severance payment upon the termination equal to six months' base salary. We will also pay for continuing health insurance coverage for a period of six months following the date of termination. In the event of the officer's involuntary termination within 12 months following a change of control, we and the officer will negotiate in good faith a consulting arrangement pursuant to which the officer will provide consulting services for a period of nine months following the termination and will be compensated for these services based upon a full-time monthly rate equal to the his monthly base salary on the date of his termination. If, however, we and the officer cannot agree upon the terms of the consulting arrangement, the officer will be entitled to a lump-sum severance payment upon the termination equal to nine months' base salary. We will also pay for continuing health insurance coverage for a period of nine months following the date of termination. In addition, all unvested options and shares of restricted common stock held by the officer will immediately vest upon an involuntary termination within 12 months following a change of control.

In August 2007, we entered into an offer letter with David P. Eichler that sets forth among other things Mr. Eichler's annual salary at $230,000. In addition, Mr. Eichler will participate in the same executive incentive plan as our other executives. Furthermore, we granted Mr. Eichler an option to purchase 160,000 shares of our common stock, with an exercise price of $4.05 per share as determined by the closing market price of our common stock as reported on the NASDAQ Global Market on the day the option was granted. The shares subject to such option commenced vesting on Mr. Eichler's start date, which was August 13, 2007, and will vest over four (4) years with 25% of the shares subject to such option vesting one (1) year after the Mr. Eichler's start date and 1/48th of the shares subject to the option vesting monthly thereafter, subject to Mr. Eichler's continued employment with us through each such date. Mr. Eichler is eligible to participate in employee benefit programs generally offered to our employees and executives, including health benefits. Mr. Eichler will be eligible to enter into a customary severance agreement for our Vice Presidents upon completion of six months of full-time employment. In the event that Mr. Eichler is terminated upon our change of control, he will be entitled to six months salary as severance effective as of his start date in accordance with terms of our customary severance agreement.

No other executive officer has an employment contract.

Gelu Voicu

The following table shows the potential payments upon termination for various reasons, including within 12 months of a change of control, disability and death for Mr. Voicu, our president and CEO, as of April 29, 2007:

Executive Benefit and Payments Upon Separation	Voluntary Termination, Retirement or For Cause Termination	Involuntary Not For Cause Termination (No Change in Control)	Involuntary Not For Cause Termination (within 12 months of a Change of Control)(1)	Disability	Death
Compensation:					
Salary	$ —	$350,000	$437,500	$ —	$ —
Long Term Incentive Compensation:					
Stock Options	—	202,701(2)	405,402(2)	—	—
Benefits & Perquisites:					
Stock Awards	—	103,450(2)	206,899(2)	—	—
ESPP	—	—	—	—	—
401(k) Plan	—	—	—	—	—
Life Insurance Proceeds	—	—	—	—	—
Accidental Death Proceeds	—	—	—	—	—
Travel Death Proceeds	—	—	—	—	—
Short Term Disability	—	—	—	—	—
Long Term Disability	—	—	—	—	—
Cash Severance	—	—	—	—	—
Life and Health Insurance(3)	—	7,025	8,781	—	—
Accrued Vacation	56,616	56,616	56,616	56,616	56,616
Deferred Compensation	—	—	—	—	—
Automobile Allowance	—	—	—	—	—

(1) In May 2007, we entered into an amended and restated employment agreement with Mr. Voicu. See "Employment Contracts, Change-in Control Agreements."

(2) Reflects the dollar amount to be recognized for financial statement reporting purposes (disregarding an estimate of forfeitures) for fiscal 2007 in accordance with SFAS No. 123(R), and may include amounts from awards granted in and prior to fiscal 2007. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended April 29, 2007, filed with the SEC on July 13 2007. These amounts do not correspond to the actual value that will be recognized by the Mr. Voicu.

(3) The amount listed represents the total obligation, to be paid monthly, for a maximum of 12 months following termination with no change in control or 15 months with a change in control.

Scott Brown

The following table shows the potential payments upon termination for various reasons, including within 12 months of a change of control, disability and death for Mr. Brown, our vice president of marketing for analog/mixed-signal products, as of April 29, 2007:

Executive Benefit and Payments Upon Separation	Voluntary Termination, Retirement or For Cause Termination	Involuntary Not For Cause Termination (No Change in Control)	Involuntary Not For Cause Termination (within 12 months of a Change of Control)	Disability	Death
Compensation:					
Salary	$ —	$ —	$ —	$ —	$ —
Long Term Incentive Compensation:					
Stock Options	—	—	—	—	—
Benefits & Perquisites:					
Stock Awards	—	—	—	—	—
ESPP	—	—	—	—	—
401(k) Plan	—	—	—	—	—
Life Insurance Proceeds	—	—	—	—	—
Accidental Death Proceeds	—	—	—	—	—
Travel Death Proceeds	—	—	—	—	—
Short Term Disability	—	—	—	—	—
Long Term Disability	—	—	—	—	—
Cash Severance	—	—	—	—	—
Life and Health Insurance	—	—	—	—	—
Accrued Vacation	3,355	3,355	3,355	3,355	3,355
Deferred Compensation	—	—	—	—	—
Automobile Allowance	—	—	—	—	—

Irvin W. Kovalik

The following table shows the potential payments upon termination for various reasons, including within 12 months of a change of control, disability and death for Mr. Kovalik, our vice president of strategic accounts, as of April 29, 2007:

Executive Benefit and Payments Upon Separation	Voluntary Termination, Retirement or For Cause Termination	Involuntary Not For Cause Termination (No Change in Control)	Involuntary Not For Cause Termination (within 12 months of a Change of Control)	Disability	Death
Compensation:					
Salary	$ —	$98,000	$147,000	$ —	$ —
Long Term Incentive Compensation:					
Stock Options	—	—	107,156(3)	—	—
Benefits & Perquisites:					
Stock Awards	—	—	96,328(3)	—	—
ESPP	—	—	—	—	—
401(k) Plan	—	—	—	—	—
Life Insurance Proceeds	—	—	—	—	—
Accidental Death Proceeds	—	—	—	—	—
Travel Death Proceeds	—	—	—	—	—
Short Term Disability	—	—	—	—	—
Long Term Disability	—	—	—	—	—
Cash Severance	—	—	—	—	—
Life and Health Insurance	—	5,022(1)	7,532(2)	—	—
Accrued Vacation	19,665	19,665	19,665	19,665	19,665
Deferred Compensation	—	—	—	—	—
Automobile Allowance	—	—	—	—	—

(1) The amount listed represents the total annual obligation, to be paid monthly, for a maximum of six months following termination.

(2) The amount listed represents the total annual obligation, to be paid monthly, for a maximum of nine months following termination.

(3) Reflects the dollar amount to be recognized for financial statement reporting purposes (disregarding an estimate of forfeitures) for fiscal 2007 in accordance with SFAS No. 123(R), and may include amounts from awards granted in and prior to fiscal 2007. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended April 29, 2007, filed with the SEC on July 13 2007. These amounts do not correspond to the actual value that will be recognized by the Mr. Kovalik.

George Smarandoiu

The following table shows the potential payments upon termination for various reasons, including within 12 months of a change of control, disability and death for Mr. Smarandoiu, our vice president of product design, as of April 29, 2007:

Executive Benefit and Payments Upon Separation	Voluntary Termination, Retirement or For Cause Termination	Involuntary Not For Cause Termination (No Change in Control)	Involuntary Not For Cause Termination (within 12 months of a Change of Control)	Disability	Death
Compensation:					
Salary	$ —	$93,500	$140,250	$ —	$ —
Long Term Incentive Compensation:					
Stock Options	—	—	129,516(3)	—	—
Benefits & Perquisites:					
Stock Awards	—	—	96,328(3)	—	—
ESPP	—	—	—	—	—
401(k) Plan	—	—	—	—	—
Life Insurance Proceeds	—	—	—	—	—
Accidental Death Proceeds	—	—	—	—	—
Travel Death Proceeds	—	—	—	—	—
Short Term Disability	—	—	—	—	—
Long Term Disability	—	—	—	—	—
Cash Severance	—	—	—	—	—
Life and Health Insurance	—	5,021(1)	7,532(2)	—	—
Accrued Vacation	10,845	10,845	10,845	10,845	10,845
Deferred Compensation	—	—	—	—	—
Automobile Allowance	—	—	—	—	—

(1) The amount listed represents the total annual obligation, to be paid monthly, for a maximum of six months following termination.

(2) The amount listed represents the total annual obligation, to be paid monthly, for a maximum of nine months following termination.

(3) Reflects the dollar amount to be recognized for financial statement reporting purposes (disregarding an estimate of forfeitures) for fiscal 2007 in accordance with SFAS No. 123(R), and may include amounts from awards granted in and prior to fiscal 2007. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended April 29, 2007, filed with the SEC on July 13 2007. These amounts do not correspond to the actual value that will be recognized by the Mr. Georgescu.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Elex N.V.

During the fourth quarter of fiscal 2000, we began taking delivery of wafers fabricated at X-FAB Texas, Inc. ("X-FAB") a wholly owned subsidiary of Elex N.V. ("Elex"), a Belgian holding company. Dr. Duchâtelet, the Chairman and Chief Executive Officer of Elex, serves as a member of our board of directors. Elex initially became a related party in 1998 through the purchase of 5.5 million restricted shares of our common stock. The wafers provided by X-FAB include most of our analog/mixed-signal products and supplement some of the same EEPROM designs fabricated at various other foundries we utilize. Other than purchase orders currently open with X-FAB, there is no purchasing agreement in place with X-FAB. During fiscal 2007, fiscal 2006 and fiscal 2005, we purchased $1.2 million, $2.5 million and $2.4 million of wafers, respectively, from X-FAB. As of April 29, 2007 and April 30, 2006, the total amount we owed X-FAB was approximately $68,000 and $143,000, respectively. Elex and Dr. Duchatelet held a combined 5.3% beneficial ownership of the outstanding shares of our common stock as of April 29, 2007.

We believe that the terms of these transactions were no less favorable than reasonably could be expected to be obtained from unaffiliated parties.

Policies and Procedures with respect to Related Party Transactions

Our board of directors is committed to upholding the highest legal and ethical conduct in fulfilling its responsibilities and recognizes that related party transactions can present a heightened risk of potential or actual conflicts of interest. Accordingly, as a general matter, it is our preference to avoid related party transactions.

Our Audit Committee Charter requires that members of the Audit Committee, all of whom are independent directors, review and approve all related party transactions for which such approval is required under applicable law, including the rules and regulations of the SEC and NASDAQ Stock Market.

In addition, the Audit Committee is responsible for reviewing and investigating any matters pertaining to the integrity of management, including conflicts of interest and adherence to our code of business conduct and ethics. Under the code of business conduct and ethics, directors, officers and all other members of the workforce are expected to avoid any relationship, influence or activity that would cause or even appear to cause a conflict of interest. All directors must recuse themselves from any discussion or decision affecting their personal, business or professional interests.

All related party transactions shall be disclosed in our applicable filings with the SEC.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of April 29, 2007 about our common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans, including the 2003 Stock Incentive Plan, the Director SOP and the 1998 Special Equity Incentive Plan, each of which has been approved by our stockholders and is described below. We do not have any compensation plans under which equity securities are authorized for issuance which have not been approved by our stockholders.

Equity Plan or Arrangement	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
2003 Stock Incentive Plan(1)	4,741,743	$3.350	1,186,657
2003 Director Stock Option Plan	270,000	5.100	232,505
1998 Special Equity Incentive Plan	373,237	2.308	95,210
Equity Incentive Plans Approved by Security Holders	5,384,980	3.366	1,514,372
Equity Incentive Plans Not Approved by Security Holders	—	—	—

(1) The 2003 Stock Incentive Plan provides for annual increases in the number of shares available for issuance under the plan, on the first day of each fiscal year, of 1.0 million shares, 5% of the then outstanding shares or an amount approved by our board of directors, whichever is less.

Equity Incentive Programs

Overview

We consider equity compensation to be long term compensation and an integral component of efforts to attract and retain exceptional executives, senior management and world-class employees. We believe that properly structured equity compensation aligns the long-term interests of stockholders and employees by creating a strong, direct link between employee compensation and stock appreciation, as stock options are only valuable to our employees if the value of our common stock increases after the date of grant. We settle employee stock option exercises with newly issued shares of common stock.

2003 Stock Incentive Plan

In October 1989, we adopted a founder stock plan for incentive stock options and non-statutory stock options. The founder stock plan was amended and restated in March 1993 as the Stock Option Plan (the "1993 Plan"), which had the effect of extending its expiration date to March 2003. In January 1999 and September 2000, our stockholders authorized an additional 1.8 million shares and 2.5 million shares, respectively, to be reserved under the 1993 Plan. In December 2002, the stockholders approved an amendment and restatement of the 1993 Plan, renaming it the 2003 Stock Incentive Plan ("SIP"), extending its expiration date to November 2012, authorized an additional 1.0 million shares and a provision to automatically authorize annual additions to the plan on the first day of each fiscal year of 1.0 million shares or 5% of the then outstanding shares, whichever is less. A total of 7.4 million shares of common stock have been reserved for issuance under the SIP. The SIP allows for the issuance of incentive and non-statutory stock options, restricted stock, restricted stock units and stock appreciation rights. Options granted under the SIP are for periods not to exceed 10 years. Incentive stock option and non-statutory stock option grants under the SIP generally must be at prices equal to 100% of the fair market value of the stock at the date of grant. Options generally vest over four years. Restricted stock units represent the right to receive shares of common stock in the future, with the right to future delivery of the shares subject to a risk of forfeiture or other restrictions that will lapse upon satisfaction of specified conditions.

On November 28, 2006, our Compensation Committee approved the grant of restricted stock to certain executive officers pursuant to our SIP. The grant of the restricted stock to each of the executive officers vest over a period of three years with 1/3 of the grant vesting at the end of each year.

2003 Director Stock Option Plan

During 1993, we adopted the 1993 Director Stock Option Plan (the "1993 Director SOP"), which provides for the grant of non-statutory stock options to non-employee directors. In November 1999 and September 2000, the stockholders authorized an additional 100,000 and 450,000 shares, respectively, to be reserved under the 1993 Director SOP. In December 2002, the stockholders approved an amendment and restatement of the 1993 Director SOP, renaming it the 2003 Director SOP and extending its expiration date to November 2012. A total of 770,000 shares of common stock have been reserved for issuance under the 2003 Director SOP. Options granted under the 2003 Director SOP prior to May 1, 2000 were for periods not to exceed five years and not to exceed a period of 10 years for grants made thereafter. Option grants under the 2003 Director SOP must be at prices equal to 100% of the fair market value of the stock at the date of grant. Options granted prior to December 2002 vested over a period of three years. Options granted beginning in December 2002 vest immediately as of the date of the grant.

1998 Special Equity Incentive Plan

In December 1998, we adopted an additional stock option plan entitled the 1998 Special Equity Incentive Plan ("SEIP") for incentive stock options and non-statutory stock options for certain directors, officers and consultants. A total of 3.5 million shares of common stock have been reserved for issuance under the SEIP. Options granted under the SEIP are for periods not to exceed 10 years. Options generally vest over four years.

Common Stock Option Exchange Offer

On March 16, 2007, the pursuant to an exchange offer, we accepted for cancellation options to purchase 1,545,538 shares of our common stock and granted options to purchase 772,769 shares of our common stock. Under the terms of the exchange offer, we cancelled certain employee stock options having an exercise price of greater than $4.00 per share that were properly tendered in accordance with the terms of the exchange offer for new stock options with an exercise price of $3.35, which was closing price of our common stock on March 16, 2007 as reported on the NASDAQ Global Market. All options tendered received a non-statutory stock option to purchase one share for every two exchanged incentive or non-statutory stock options pursuant to the exchange offer. In consideration for the exchange of these eligible stock option awards, employees were required to return their previously awarded options for cancellation. Regardless of whether the original options were vested, the new options vest as to 1/36th of the shares subject to the new option each month commencing one month after the new option grant date of March 16, 2007, and have a contractual term of 10 years beginning on that date. Non-employee directors were not eligible to participate in the exchange offer.

The table below sets forth information concerning participation by the named executive officers in the exchange offer:

Name	Number of Options Exchanged (#)	Number of Options Received (#)	Incremental Value(1) ($)
Gelu Voicu	350,000	175,000	24,044
Scott Brown	0	0	0
Thomas E. Gay III	160,000	80,000	16,029
Irvin W. Kovalik	100,000	50,000	0
George Smarandoiu	80,000	40,000	0

(1) The incremental value of the options received reflects the dollar amount to be recognized for financial statement reporting purposes for fiscal 2007 in accordance with SFAS No. 123(R), as a result of the named executive officers' participation in the exchange offer. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended April 29, 2007, filed with the SEC on July 13 2007. These amounts do not correspond to the actual value that will be recognized by the named executive officers.

OTHER INFORMATION

1934 Exchange Act Reports

We hereby undertake to mail, without charge, to any of our stockholders upon written request, copies of our Annual Report on Form 10-K, including financial statements, schedules and exhibit lists contained therein. Requests should be sent to our principal executive offices located at 2975 Stender Way, Santa Clara, CA 95054, Attn: Secretary. Such documents are also available on the website of the SEC at *www.sec.gov*.

Other Matters

Other than the proposals listed above, our board of directors does not intend to present any other matters to be voted on at the Annual Meeting. Our board of directors is not currently aware of any other matters that will be presented by others for action at the Annual Meeting. If other matters are properly presented at the Annual Meeting and you have signed and returned your proxy, the proxy holder will have discretion to vote your shares on these matters in accordance with his judgment.

By order of the Board of Directors


END